Notice of Annual Shareholders Meeting and

Proxy Statement 2023

December 7, 2023
8:30 a.m. Pacific Time

Virtual Meeting Site:
virtualshareholdermeeting.com/MSFT23



Microsoft



"As a corporation, our purpose and actions must be aligned with addressing the world's problems, not creating new ones. At our very core, we need to deliver innovation that helps drive broad economic growth. We, as a company, will do well when the world around us does well."

**Satya Nadella,
Chairman and CEO**

Microsoft Corporation ("Company") works to conduct business in ways that are principled, transparent, and accountable to our shareholders and other key stakeholders. We believe doing so generates long-term value. As we work to help everyone achieve more, we are committed to improving our world and reporting our progress.

Focus for Societal Impact

At Microsoft, we focus on four enduring commitments that are central to meeting our mission and that become even more important in the era of AI:

Expand opportunity	**Earn trust**	**Protect fundamental rights**	**Advance sustainability**
			

Note About Forward-Looking Statements

This Proxy Statement includes estimates, projections, statements relating to our business plans, objectives, and expected operating results that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the Proxy Summary and Part 2 – Named Executive Officer Compensation. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Quantitative and Qualitative Disclosures about Market Risk," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Forms 10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.



Letter from our Chairman and Chief Executive Officer

October 19, 2023

Dear Shareholder,

On behalf of the Board of Directors, it is our pleasure to invite you to the 2023 Annual Shareholders Meeting of Microsoft Corporation ("Annual Meeting"), on December 7, 2023, beginning at 8:30 a.m. Pacific Time. This year's Annual Meeting will be held in a virtual format through a live webcast. We will provide the webcast of the Annual Meeting at virtualshareholdermeeting.com/MSFT23. In addition, you will have the option to view the Annual Meeting through Microsoft Teams at microsoft.com/investor. A transcript with video and audio of the entire Annual Meeting will be available on the Microsoft Investor Relations website after the meeting. For more information on how to participate in the meeting, please see Part 5 – Information About the Meeting on page 88 in this Proxy Statement.

The Notice of 2023 Annual Shareholders and this Proxy Statement contain details of the business to be conducted during the Annual Meeting.

Whether or not you participate in the Annual Meeting, it is important that your shares be represented and voted. We urge you to promptly vote and submit your proxy (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided for your convenience.

This year's shareholders Q&A session will include an opportunity to submit questions. You may submit a question in advance of the meeting at proxyvote.com after logging in with the control number ("Control Number") found next to the label for postal mail recipients or within the body of the email sending you the Proxy Statement. Live questions may be submitted online beginning shortly before the start of the Annual Meeting through virtualshareholdermeeting.com/MSFT23.

Thank you for your continued investment in Microsoft.

Sincerely,

Satya Nadella
Chairman and Chief Executive Officer



Letter from the Board of Directors

October 19, 2023

Dear Shareholder,

As we've expressed in this letter over the past several years, the Board is incredibly proud of the work Microsoft and its employees have done with our customers and partners to help the world use digital technology to address business and societal challenges around the globe. We are excited by what Microsoft's advancements in a defining technology of our time, artificial intelligence ("AI"), can and will do for people, industry, and society and the central role AI will play in the Company's mission to help every person and organization on the planet to achieve more. We also recognize the responsibility to ensure this world-changing technology is used responsibly. Microsoft's work on AI is guided by a core set of principles: fairness, reliability and safety, privacy and security, inclusiveness, transparency, and accountability.

Amidst global business challenges, Microsoft revenues once again broke records in fiscal year 2023. Microsoft's leadership and the Company as a whole achieved this through relentless focus on providing technology innovations to make our customers more productive and resilient. As a result, Microsoft delivered strong results for its shareholders, including a return of over $38 billion in the form of share repurchases and dividends. We look forward to more opportunity ahead as we remain committed to the long-term interests of the Company's shareholders and a broad range of stakeholders critical to the Company's success, including employees, customers, the communities we operate in, and our partners and suppliers.

With this in mind, Microsoft continued to provide transparency in its progress towards important environmental and social commitments, including our climate goals, our progress towards advancing diversity and inclusion across our workforce, and the Racial Equity Initiative goals we are committed to meet by 2025. For more information on these initiatives and information across a breadth of environmental, social, and governance topics, we encourage you to read the progress reports Microsoft published over the course of the past fiscal year which are available at microsoft.com/transparency and microsoft.com/csr.

This Proxy Statement describes Microsoft's corporate governance policies and practices that foster the Board's effective oversight of the Company's business strategies and practices. A key component to our effective governance is the Board's commitment to provide oversight and perspectives reflecting a diversity of independent views.

This year's Board nominees represent a wide range of backgrounds and expertise. We believe our diversity of experiences, perspectives, and skills contributes to the Board's effectiveness in managing risk and providing guidance that positions Microsoft for long-term success in a dynamically changing business environment. Of the 12 Board nominees, 11 are independent, which includes Sandra Peterson as Lead Independent Director and all committee chairs and members. We are pleased to announce the nominations of Catherine MacGregor and Mark Mason for election to the Board at our December 7, 2023 Annual Meeting. Ms. MacGregor is Group CEO of Engie S.A. ("Engie") and a member of the Engie board. She is an accomplished leader in the energy business and will bring significant insights and global experience to Microsoft. Mr. Mason is CFO of Citigroup Inc. He brings strategic and operational experience and a deep understanding of how commerce is changing globally.

In addition, two members of the Board have decided not to seek re-election and will end their Board service in December: Padmasree Warrior and John Thompson. Ms. Warrior served on the Board and on the Compensation Committee for nearly eight years and has contributed valuable insights and perspectives in those roles. During his eleven-year tenure, Mr. Thompson served as both Board Chair and Lead Independent Director, led the CEO search and succession process from Steve Ballmer to Satya Nadella, and chaired the Governance and Nominating Committee during a fruitful period of Board refreshment and diversification. We thank them for their many contributions.

The Proxy Statement also includes information about all of the management and shareholder proposals up for a vote at the Company's Annual Meeting. We value your vote and we encourage you to use one of the options laid out in this proxy to vote your shares whether or not you plan to join us for the Annual Meeting. As we look ahead, we continue to see tremendous opportunities for the Company's business and shareholder value creation, with the ability to deliver positive impacts at a global scale. We appreciate your investment in Microsoft and thank you for the trust you place in us and the opportunity to serve you and our Company as directors.

Sincerely,

Your Board of Directors



Notice of 2023 Annual Shareholders Meeting

Date	December 7, 2023
Time	8:30 a.m. Pacific Time
Virtual Meeting	This year's meeting is a virtual shareholders meeting at virtualshareholdermeeting.com/MSFT23
Record Date	September 29, 2023. Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.
Proxy Voting	**Make your vote count.** Please vote your shares promptly to ensure the presence of a quorum during the Annual Meeting. Voting your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form will save the expense of additional solicitation. If you wish to vote by mail, we have enclosed an addressed envelope with postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option. We are requesting your vote to:
Items of Business	• Elect the 12 director nominees named in this Proxy Statement • Approve, on a nonbinding advisory basis, the compensation paid to our named executive officers ("say-on-pay vote") • Vote, on a non-binding advisory basis, on the frequency of holding the say-on-pay vote • Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2024 • Vote on 9 shareholder proposals, if properly presented at the Annual Meeting • Transact other business that may properly come before the Annual Meeting
Address of Corporate Headquarters	One Microsoft Way, Redmond, WA 98052
Meeting Details	See Part 5 – Information About the Meeting for details.

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on December 7, 2023. Our 2023 Proxy Statement and Annual Report to Shareholders are available at microsoft.com/investor.

By Order of the Board of Directors

Keith R. Dolliver
Secretary

Redmond, Washington
October 19, 2023

Proxy Statement Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all information you should consider. Please read this entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

Date: December 7, 2023

Time: 8:30 a.m. Pacific Time

Meeting Agenda:
The meeting will cover the proposals listed under Voting Matters and Vote Recommendations below, and any other business that may properly come before the meeting.

Place: virtualshareholdermeeting.com/MSFT23

Record Date: September 29, 2023

Mailing Date:
This Proxy Statement was first mailed to shareholders on or about October 24, 2023.

Voting:
Shareholders as of the record date are entitled to vote. Each share of common stock of Microsoft Corporation ("Company") is entitled to one vote for each director nominee and one vote for each proposal.

Vote in Advance of the Meeting



Vote your shares at proxyvote.com.
Have your Notice of Internet Availability or proxy card for the 16-digit Control Number needed to vote.



Call toll-free number 1-800-690-6903.



Sign, date, and return the enclosed proxy card or voting instruction form.

Vote Online During the Meeting



See page 88 in Part 5 – Information About the Meeting for details on voting your shares during the meeting through proxyvote.com.

Voting Matters and Vote Recommendations

See Part 4 – Proposals to be Voted on During the Meeting for more information.

	Board Recommends	See Page
Management Proposals		
Election of 12 Directors	FOR	65
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	FOR	66
Advisory Vote on the Frequency of Advisory Vote on Executive Compensation	FOR EVERY YEAR	68
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2024	FOR	68
Shareholder Proposals		
Report on Gender-Based Compensation and Benefit Gaps	AGAINST	69
Report on Risk from Omitting Ideology in EEO Policy	AGAINST	71
Report on Government Takedown Requests	AGAINST	73
Report on Risks of Weapons Development	AGAINST	75
Report on Climate Risks to Retirement Plan Beneficiaries	AGAINST	77
Report on Tax Transparency	AGAINST	79
Report on Data Operations in Human Rights Hotspots	AGAINST	81
Mandate for Third-Party Political Reporting	AGAINST	83
Report on AI Misinformation and Disinformation	AGAINST	85

Our Director Nominees

See Part 1 – Governance and our Board of Directors for more information.

The following table provides summary information about each of the 12 director nominees. Each director is elected annually by a majority of votes cast. John Thompson and Padmasree Warrior are not seeking re-election and their Board service will end on the date of the Annual Meeting. John Thompson currently serves as a member of the Governance and Nominating Committee and a member of the Environmental, Social, and Public Policy Committee. Padmasree Warrior currently serves as a member of the Compensation Committee. The Board has nominated Catherine MacGregor and Mark Mason for election as directors. If elected, their terms will begin on December 7, 2023.

Name Occupation	Age	Director Since	Independent	Other Public Boards
Reid G. Hoffman *Partner, Greylock Partners*	56	2017	Yes	2
Hugh F. Johnston *Vice Chairman, Executive Vice President, and CFO, PepsiCo, Inc.*	62	2017	Yes	1
Teri L. List *Former Executive Vice President and CFO, The Gap, Inc.*	60	2014	Yes	3
Catherine MacGregor *Group CEO and Director, Engie S.A.*	51	New Nominee	Yes	1
Mark A. L. Mason *CFO, Citigroup Inc.*	54	New Nominee	Yes	0
Satya Nadella *Chairman and CEO, Microsoft Corporation*	56	2014	No	1
Sandra E. Peterson *Lead Independent Director, Microsoft Corporation; Operating Partner, Clayton, Dubilier & Rice, LLC*	64	2015	Yes	0
Penny S. Pritzker *Founder and Chairman, PSP Partners, LLC*	64	2017	Yes	0
Carlos A. Rodriguez *Executive Chair, Automatic Data Processing, Inc.*	59	2021	Yes	1
Charles W. Scharf *CEO, President, and Director, Wells Fargo & Company*	58	2014	Yes	1
John W. Stanton *Founder and Chairman, Trilogy Partnerships*	68	2014	Yes	2
Emma N. Walmsley *CEO and Director, GSK plc*	54	2019	Yes	1

Committee Memberships

The following table provides current membership for each Board committee.

Name	Audit	Compensation	Environmental, Social, and Public Policy	Governance and Nominating
Reid G. Hoffman			Member	
Hugh F. Johnston	Chair, Financial Expert			
Teri L. List	Financial Expert and Member			Member
Satya Nadella				
Sandra E. Peterson		Member		Chair
Penny S. Pritzker			Chair	
Carlos A. Rodriguez	Financial Expert and Member	Chair		
Charles W. Scharf		Member		Member
John W. Stanton	Member		Member	
John W. Thompson*			Member	Member
Emma N. Walmsley		Member	Member	
Padmasree Warrior*		Member		

* Mr. Thompson and Ms. Warrior will not seek re-election at the 2023 Annual Meeting. The Board will consider committee appointments for Ms. MacGregor and Mr. Mason if they are elected to the Board.

Executive Compensation Advisory Vote

Our Board recommends that shareholders vote to approve, on an advisory basis, the compensation paid to the Company's named executive officers ("Named Executives") as described in this Proxy Statement ("say-on-pay vote"), for the reasons below.

Pay for Performance

We have executed on our pay for performance philosophy.

- Over 95% of the annual target compensation opportunity for the CEO is performance-based and over 50% for our other Named Executives

- Cash incentive awards are structured 50% (70% for CEO) based on pre-established goals (balance of growth and profitability goals) and 50% (30% for CEO) based on operational performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance

- The metrics for our performance stock awards are reviewed annually to ensure they reflect key business developments that drive long-term growth

- Our performance stock awards ("PSAs") include a relative total shareholder return ("TSR") modifier to reward significant positive outperformance and reduce rewards for underperformance to align executives' and shareholders' long-term interests

- At least 70% of target compensation for our Named Executives was equity-based, with average across all Named Executives over 80%, providing incentives to drive long-term business success and direct alignment with returns to shareholders

Sound Program Design

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership, while considering individual and Company performance and alignment with the long-term interests of our shareholders. We achieve our objectives through compensation that:

- Provides a competitive total pay opportunity

- Delivers a majority of pay based on performance

- Consists primarily of stock-based compensation

- Enhances long-term focus through multi-year performance requirements or vesting of stock-based compensation

- Does not encourage unnecessary and excessive risk taking

See Part 2 – Named Executive Officer Compensation for more information.

Business Overview

Our Business Performance

In fiscal year 2023, we continued to achieve strong business results, focusing on enabling the success and earning the trust of our customers. We are creating the platforms and tools, powered by artificial intelligence ("AI"), that deliver better, faster, and more effective solutions to support small and large business competitiveness, improve educational and health outcomes, grow public-sector efficiency, and empower human ingenuity. From infrastructure and data, to business applications and collaboration, we provide unique, differentiated value to customers.

Fiscal Year 2023 Business Performance

Revenue	Operating Income	Net Income	Diluted Earnings per Share
$211.9 billion	$88.5 billion	$72.4 billion	$9.68

Selected highlights from fiscal year 2023 include the following metrics. Percentages are year-over-year.

- Microsoft Cloud revenue increased 22% to $111.6 billion

- Office Commercial products and cloud services revenue increased 10%

- Office Consumer products and cloud services revenue increased 2%

- LinkedIn revenue increased 10%

- Dynamics products and cloud services revenue increased 16%

- Server products and cloud services revenue increased 19%

- Windows Commercial products and cloud services revenue increased 5%

- Search and news advertising revenue excluding traffic acquisition costs increased 11%

A complete list of our fiscal year 2023 key performance metrics and their definitions is available in our Form 10-K for the fiscal year ended June 30, 2023.

Strong Long-Term Performance

Total Shareholder Return*
through June 30, 2023



Our total shareholder return and total cash returned to shareholders over the past three years have continued to be strong.

**Total Cash Returned
to Shareholders**
(in billions)



* Total shareholder return includes reinvestment of dividends.

Governance and Board Best Practices

Our mission to empower every person and every organization on the planet to achieve more is ambitious, and we cannot fulfill it with a narrow or short-term focus. Our adoption of leading governance practices fosters our sustained business success over the long term. Strong corporate governance, informed by participation from our shareholders, is essential to achieving our mission. During fiscal year 2023, independent members of our Board and members of management engaged with a cross-section of shareholders owning approximately 50% of our shares and provided shareholder feedback to the Board.

Our Board believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility. Of our 12 Board nominees, 11 are independent. Having an independent Board is a core element of our governance philosophy.

Our Director Nominees



Board Diversity
8
Financial
6
Global Business
11
Leadership
12
Mergers and Acquisitions
12
Sales and Marketing
6
Technology
5



Board Diversity
67%
8
4
Diverse
Non Diverse



Gender Diversity
42%
5
7
Women
Men



Ethnic Diversity
25%
3
9
Diverse
Non Diverse

Independent, Effective Board Oversight

- Lead Independent Director
- 11 of 12 director nominees are independent
- All committee chairs and members are independent
- Board-adopted refreshment commitment to maintain an average tenure of 10 years or less for its independent directors as a group
- The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates
- Executive sessions provided for all quarterly Board and committee meetings
- Annual Board and committee evaluations, periodically using a third-party facilitator to conduct the evaluations
- Director orientation and continuing education and strategy programs for directors
- All current Audit Committee members meet the Nasdaq Stock Market LLC listing standard of financial sophistication, and three members are “audit committee financial experts” under the Securities and Exchange Commission rules

Shareholder Rights

- Single class of stock with equal voting rights

- All directors are elected annually

- Directors are elected by majority vote in uncontested elections

- Confidential voting policy

- 15% of outstanding shares can call a special meeting

- Our Bylaws provide for "proxy access" by shareholders

See Part 1 – Governance and our Board of Directors and Part 5 – Information About the Meeting for more information.

1. Governance and our Board of Directors

Earning Trust

Earning the trust of our customers, partners, shareholders, and other stakeholders is the foundation of our business success and is fundamental to realizing Microsoft's mission to empower every person and every organization on the planet to achieve more. The Board of Directors is committed to building trust through strong corporate governance, effective oversight, and strategic engagement. Together, these ensure accountability and position Microsoft for sustained success in a turbulent world.

Like many in the investor community, the Board and Microsoft's leaders recognize the interconnections between corporate governance and effective business responses to pressing environmental and social challenges. In considering these challenges, Microsoft and its Board have proactively engaged with investors to learn from their perspectives and to share the Company's approach, as well as considering best practices from our industry peers, partners, customers, and the broader business community. Microsoft's Board and management team understand that the work the Company does across a spectrum of environmental and social areas makes an important contribution to the Company's long-term financial performance and growth. We are committed to building and executing on strategies to help foster a healthy planet and advance a more inclusive global economy that fosters additional growth opportunities for everyone. Microsoft's management benefits from the oversight and diverse perspectives offered by the Board and its committees, which cover a broad range of environmental, social, and governance ("ESG") topics, which are described throughout this Proxy Statement.

Microsoft also gains trust from our longstanding commitments to conducting our business in ways that are principled, transparent, and accountable. The foundation of these commitments is expressed in Microsoft's Standards of Business Conduct ("Trust Code") at aka.ms/policiesandguidelines which apply to our employees, officers, Board of Directors, and our subsidiaries and controlled affiliates across the globe. The Trust Code requires not only legal compliance, but also broader commitments to address accessibility, diversity and inclusion, human rights, and privacy. In support of the Trust Code, we strive to build a workplace culture that embraces learning and fosters trust – a culture where every employee feels free to ask questions and raise concerns when something doesn't seem right. We extend our high expectations to suppliers who do business with Microsoft, requiring them to uphold the human rights, labor, health and safety, environmental, and business ethics practices prescribed in our Supplier Code of Conduct at aka.ms/scoc.

Concrete Commitments and Transparent Reporting on Progress

We hold ourselves accountable by publicly reporting on our policies, practices, and performance to provide our stakeholders visibility into how we are meeting our commitments and responsibilities. We believe our position in the world demands it, and we are confident that it is critical to fostering our long-term business success. Our Reports Hub available at microsoft.com/transparency provides a consolidated, comprehensive view of our ESG reporting and data ranging from our carbon footprint to workforce demographics to political donations. We work to align our ESG reporting to commonly used global standards such as those provided by the Task Force on Climate-Related Financial Disclosures ("TCFD"). In addition, we were among the first companies to align our human rights work with the United Nations Guiding Principles on Business and Human Rights and to adopt the United Nations Guiding Principles Reporting Framework.

Recognizing the interest of shareholders in establishing greater transparency about corporate political contributions, we disclose our political contributions to support candidates and ballot measures and how certain of our trade association membership dues are used for political activities. As part of our commitment to transparency, we developed the Principles and Policies for Guiding Microsoft's Participation in the Public Policy Process in the U.S., which focuses on ensuring compliance with applicable federal and state laws and goes beyond compliance to implement what we consider leading practices in corporate accountability, transparency, integrity, and responsibility. The policy is available at microsoft.com/public-policy-engagement.

The corporate governance policies and practices described throughout this Proxy Statement and the effective, engaged Board oversight they foster provide the foundation for all of our commitments.

Engagement with Environmental and Social Topics

Below are five important initiatives that we know are of interest to many of our shareholders and other stakeholders based on feedback we have received. A wide range of information about other environmental and social topics is available at microsoft.com/csr.

Environmental Sustainability

Our strategy for a sustainable future focuses on addressing carbon emissions, ecosystems, water, and waste. In January 2020, we announced a bold commitment and detailed plan to be carbon negative by 2030, and to remove from the environment by 2050 all the carbon we have emitted since Microsoft's founding in 1975. This included a commitment to invest $1 billion over four years in new technologies and innovative climate solutions. We built on this pledge by adding commitments to be water positive by 2030, zero waste by 2030, and to protect ecosystems by developing a Planetary Computer. Furthermore, we enhanced transparency by subjecting the data in our annual sustainability report to third-party review and accountability by including progress on sustainability goals as a factor in determining executive pay. We report our progress towards our 2030 goals annually at aka.ms/MSFTsustainabilityreport and the latest information is available at microsoft.com/environment. Microsoft's Environmental, Social, and Public Policy Committee provides oversight and guidance on Microsoft's environmental sustainability strategy and commitments.

Responsible Artificial Intelligence ("AI")

Microsoft's approach to Responsible AI is guided by the belief that when you create technologies that can change the world, you must also ensure that the technology is used responsibly. We are committed to creating responsible AI by design. Our work is guided by a core set of principles: fairness, reliability and safety, privacy and security, inclusiveness, transparency, and accountability. We are putting those principles into practice across the Company to develop and deploy AI that will have a positive impact on society. We take a cross-Company approach through cutting-edge research, best-of-breed engineering systems, and excellence in policy and governance. More information and resources are available at microsoft.com/ai/our-approach. Microsoft's Environmental, Social, and Public Policy Committee provides oversight and guidance to management on responsible AI policies and programs.

Human Capital

Microsoft aims to recruit, develop, and retain world-changing talent from a diversity of backgrounds. To foster their and our success, we seek to create an environment where people can thrive and do their best work. We strive to maximize the potential of our human capital resources by creating a respectful, rewarding, and inclusive work environment that enables our global employees to create products and services that further our mission.

Information regarding our diversity and racial equity initiatives is available at microsoft.com/diversity and microsoft.com/racial-equity-initiative, and we detail our approach to human capital management across topics ranging from culture to pay equity to learning and development and more in the "Human Capital Resources" section of our Form 10-K for the fiscal year ended June 30, 2023. Microsoft's Board and its Compensation Committee provide oversight and guidance to management on workplace and culture.

Privacy and Cybersecurity

Microsoft is committed to integrating privacy and security into product, service, and technology design. As we articulate in our Privacy Principles, we value, protect, and defend privacy and empower people and organizations to control their data and have meaningful choices in how it is used. More information is available at microsoft.com/privacy. Microsoft's Environmental, Social, and Public Policy Committee provides oversight and guidance on Microsoft's privacy policies and programs.

Cybersecurity is a central challenge in the digital age and Microsoft is in the midst of a five-year public commitment to invest $20 billion to accelerate efforts to integrate cybersecurity protection by design and deliver advanced enterprise security solutions. Every service and product line at Microsoft has a dedicated security team as well as cross-company researchers, analysts, and other experts supporting our security products and services. We have established specialized groups such as the Microsoft Threat Intelligence Center focused on threat tracking, the Microsoft Digital Crimes Unit, which partners with law enforcement agencies around the world to fight cybercrime, and the Digital Threat Analysis Center, which detects, assesses, and disrupts digital threats to Microsoft, its customers, and democracies worldwide. Microsoft's Board maintains direct oversight over cybersecurity risk. The

Board receives and provides feedback on regular updates from management regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, security features of the products and services we provide our customers, and the results of security breach simulations.

Racial Equity Initiative

We are committed to addressing racial injustice and inequity in the United States for Black and African American communities and helping improve lived experiences at Microsoft, in employees' communities, and beyond. With input and feedback from employees and community leaders, we developed a set of actions that we believe are meaningful to improve the lived experience at Microsoft as well as drive change in the communities in which we live and work. Our Racial Equity Initiative focuses on three multi-year pillars, each containing actions and progress we expect to make or exceed by 2025. Details on the components of this important initiative and a fact sheet on our progress three years after its launch are available at microsoft.com/racial-equity-initiative. Microsoft's Board, its Environmental, Social, and Public Policy Committee, and its Compensation Committee provide oversight on many aspects of the Company's commitments through its Racial Equity Initiative.

Board of Directors Oversight Roles

Shareholders elect our Board to serve their long-term interests and to oversee management. Our Board and its committees work closely with management to provide oversight, review, and counsel related to long-term strategy, risks and opportunities, and feedback from shareholders. Our Board works with management to determine our mission and long-term strategy. It also oversees business affairs, integrity, risk management, CEO succession planning, and performs the annual CEO evaluation. Our Board looks to the expertise of its committees to provide strategic oversight in their areas of focus. Significant oversight areas are provided below.

Strategy

Led by our CEO, senior management develops and executes our business strategy. They manage our operations and work to model our desired culture, create innovative products, establish accountability, and control risk. Our CEO and senior management also align our structure, operations, people, policies, and compliance efforts to our mission and strategy.

Overseeing management's development and execution of the Company's strategy is one of our Board's primary responsibilities. The Board works closely with senior management to respond to a dynamic business environment. Management benefits from the insights and perspectives of a diverse mix of directors with complementary qualifications, expertise, and attributes. Senior management and other leaders from across the Company provide business and strategy updates to our Board through regular strategy-focused meetings. At meetings throughout the year, the Board also assesses the strategic alignment of the Company's budget and capital plan, business initiatives, and its strategic acquisition and integration process. For major initiatives, such as our approach to AI, the Board engages with management on strategic vision, investments, partnerships, capital requirements, and risks. For large acquisitions such as Activision Blizzard, GitHub, LinkedIn, and Nuance Communications, the Board engages management on a broad range of considerations, such as due diligence findings, valuation, and integration planning.

Risk Oversight

The Board of Directors

Effective risk management is critical to Microsoft's ability to achieve its mission. The Board exercises direct oversight of strategic risks to the Company and other risk areas not delegated to one of the Board's committees. For example, the Board maintains direct oversight over cybersecurity risk. The Board receives and provides feedback on regular updates from management regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, security features of the products and services we provide our customers, and the results of security breach simulations. The Board also discusses recent incidents throughout the industry and the emerging threat landscape.

The committees are charged with specific areas of risk oversight, summarized below, and regularly report back to the full Board.

Audit Committee	Compensation Committee	Environmental, Social, and Public Policy Committee	Governance and Nominating Committee
Oversees Microsoft's processes to manage risk. Oversees the Company's financial statements; compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and security; and the independent auditor and internal audit function.	Oversees the Company's compensation and benefits programs; human capital management and diversity and inclusion principles and programs; senior management succession planning and compensation; and advises the Board on CEO compensation.	Oversees key non-financial regulatory risks; management policies and programs relating to key environmental and social matters, including climate change and environmental sustainability, competition and antitrust, privacy, trade, digital safety, responsible AI, accessibility, human rights, and responsible sourcing; and reviews government relations activities and public policy agenda.	Oversees director selection and succession planning; Board effectiveness and independence, committee functions and charters; adherence to our corporate governance framework; and other corporate governance matters.

Company Management

The Board, in consultation with each of its committees, oversees Company management in exercising its responsibility managing risk. The Board relies upon senior management to supervise risk management activities within the Company. Senior management is responsible for developing a continuously improving culture of risk-aware practices to identify and manage the appropriate level of risk in pursuit of our business objectives. On a regular basis, the Board and its committees engage with our senior management, our chief risk executive and chief compliance officer, and other members of management on risk as part of broad strategic and operational discussions which encompass interrelated risks, as well as on a risk-by-risk basis. Senior management is supported in these efforts through the operation of our enterprise risk management program. The program involves the input of management, the enterprise risk organization, a risk management community within our business teams, and subject matter experts from across the Company, and drives the identification, prioritization, and mitigation of the Company's most significant risks. In addition, risk management is supported by our compliance organization, investigatory teams, internal audit and external audit reviews, and our legal department. Microsoft has also established robust standards of business conduct that apply to all employees globally and provides numerous methods for employees to elevate risk concerns directly to management or through anonymous channels.

Culture and Workplace

Our culture isn't what we talk or write about; it's what we live every day. Our senior management holds itself accountable for modeling the culture we strive for. We focus on creating a respectful, rewarding, diverse, and inclusive work environment where people can thrive, where they can do their best work, where they can proudly be their authentic selves, guided by our values, and where they know their needs can be met. Key to this environment is cultivating a growth mindset, where our workforce is focused on learning, listening, and growing.

Our employee listening systems enable us to gather feedback directly from our workforce to inform our programs and employee needs globally. Employees participate in our Employee Signals surveys, which cover a variety of topics such as thriving, inclusion, team culture, wellbeing, and learning and development. We also collect Daily Signals employee survey responses, giving us real-time insights into ways we can support our employees. In addition to Employee Signals and Daily Signals surveys, we gain insights through onboarding, exit surveys, internal Viva Engage channels, employee Q&A sessions, and our internal AskHR Service support. The Board and the Compensation Committee engage with senior management, including Human Resources executives, across a broad range of human capital management topics. Management prepares and reviews with the Board a variety of materials including culture, succession planning and development, compensation, benefits, employee recruiting and retention, and diversity and inclusion. Additionally, each year the Compensation and Audit Committees evaluate management's annual assessment of risk related to our compensation policies and practices, including reviewing the work of management's Sales Incentive Compensation Governance Committee.

Microsoft Board Review of Sexual Harassment and Gender Discrimination Policies

In early 2022, the Board initiated an independent review of the effectiveness of the Company's sexual harassment and gender discrimination policies and practices. Recognizing the importance of these issues to employees, shareholders, and other stakeholders, the Board directed that a third-party assessment be conducted to address the full scope of an advisory shareholder resolution approved by shareholders at the 2021 Annual Meeting. Throughout 2022, the law firm ArentFox Schiff LLP has worked to review and assess the Company's policies and procedures relating to sexual harassment and gender discrimination, including reviewing the Company's internal documents, interviewing executives and employees, and benchmarking against best practices at other companies. ArentFox provided the Board with a report detailing its findings and recommendations and Microsoft's management team has prepared an implementation plan that addresses all the recommendations in the ArentFox report. The Board thoroughly reviewed the ArentFox report and approved the specific actions in the implementation plan. Microsoft published a full transparency report from ArentFox containing their findings and recommendations and published Microsoft's implementation plan. Microsoft has now fully implemented the report's recommendations and board-approved implementation plan and begun annual reporting of workplace investigations data at www.microsoft.com/transparency.

Our Governance Structure

Framework

We have developed a corporate governance framework designed to ensure our Board has the authority and practices in place to review and evaluate our business operations and to make decisions independent of management. Our goal is to align the interests of directors, management, and shareholders, and comply with or exceed the requirements of the Nasdaq Stock Market LLC ("Nasdaq") and applicable laws and regulations. This framework establishes the practices our Board follows with respect to, among other things, Board composition and member selection, Board meetings and involvement of senior management, director compensation, CEO performance evaluation, management succession planning, and Board committees. The Board is committed to seeking opportunities for improvements on an ongoing basis. Each summer, the Board updates our corporate governance framework based on shareholder feedback, results from the annual shareholders meeting, the Board and committees' annual assessments, governance best practices, and regulatory developments. Our Board maintains a variety of documents detailing the directives and procedures associated with corporate governance at Microsoft, listed below. These documents are available on our website at aka.ms/policiesandguidelines.

- Articles of Incorporation
- Bylaws
- Corporate Governance Guidelines
- Director Independence Guidelines
- Microsoft Finance Code of Professional Conduct
- Microsoft Standards of Business Conduct ("Trust Code")
- Audit Committee Charter and Responsibilities Calendar

- Compensation Committee Charter
- Environmental, Social, and Public Policy Committee Charter
- Governance and Nominating Committee Charter
- Executive Stock Ownership Policy
- Executive Compensation Recovery Policy
- Compensation Consultant Independence Standards

Shareholder Rights

Microsoft strives to implement best practices in shareholder rights and to ensure the Company and Board align with the long-term interests of shareholders. We have enhanced our corporate governance framework over time based on input from our Board, shareholders, and other governance experts. Shareholder rights include:

- Single class of shares with each share entitled to one vote

- Annual election of all directors (unclassified board)

- Majority voting standard for directors in uncontested elections

- Confidential voting policy

- Shareholders of 15% of outstanding shares have the right to call a special meeting

- Proxy access bylaw allows groups of up to 20 shareholders holding 3% of shares for at least three years to nominate up to two individuals or 20% of the Board (whichever is greater) for inclusion in the proxy statement and ballot for election at an annual shareholders meeting

Other requirements that align Company and long-term interests of shareholders include:

- Significant stock ownership requirements for directors, executive officers, and other senior leaders

- Strong 'no-fault' executive compensation recovery ("clawback") policy that applies to executive officers, other senior leaders, and our chief accounting officer

- Strict hedging and pledging prohibitions against our directors and executive officers hedging their ownership of Microsoft stock, including by trading in options, puts, calls, or other derivative instruments related to Company equity or debt securities. Directors and executive officers are prohibited from purchasing Microsoft stock on margin, borrowing against Microsoft stock held in a margin account, or pledging Microsoft stock as collateral for a loan

- Board tenure policy that seeks to maintain an average tenure of 10 years or less for the Board's independent directors as a group

- Public company board service guideline that, absent circumstances that enable the director to have sufficient capacity, generally no director should serve on more than three other public company boards. Directors who are current CEOs should not serve on more than one other public company board

Shareholder Engagement

Effective corporate governance includes regular, constructive conversations with our shareholders to proactively seek shareholder insights and to answer shareholder inquiries. We maintain an active dialogue with shareholders to ensure we thoughtfully consider a diversity of perspectives on issues including strategy, business performance, risk, culture and workplace topics, compensation practices, and a broad range of environmental and social topics. As noted above, the Board updates our corporate governance framework each summer based on a number of inputs, including shareholder feedback.

Our Office of the Corporate Secretary coordinates shareholder engagement with Investor Relations and provides a summary of all relevant feedback to our Board. In fiscal year 2023, members of our Board and management engaged with a cross-section of shareholders owning approximately 50% of Microsoft shares. In addition, throughout the year our Investor Relations group engages with our shareholders, frequently along with Satya Nadella, our Chairman and CEO, and Amy Hood, our CFO.

To communicate broadly with our shareholders, we also seek to transparently share relevant information through our Investor Relations website, our Annual Report, this Proxy Statement, our Reports Hub, and in posts on the Microsoft On the Issues blog.

Board Leadership

The Board's independent directors elected Satya Nadella to the role of Chairman and CEO. In March 2023, the independent directors elected Sandra Peterson as Lead Independent Director. She succeeds John Thompson, who had served in the roles of Lead Independent Director or Board Chair since 2012.

In his role, Mr. Nadella leverages his deep understanding of the business to elevate the right strategic opportunities and identify key risks and mitigation approaches for the Board's review. As Lead Independent Director, Ms. Peterson retains significant authority including providing input on behalf of the independent directors on Board agendas and schedules, calling meetings of the independent directors, authorizing retention of outside counsel, advisors, or other consultants, setting agendas for executive sessions, leading performance evaluations of the CEO, and overseeing CEO succession planning. Additional information about the role of the Lead Independent Director is described in this Part 1 under "Board Independence" below.

The Board does not have a policy as to whether the Chairman should be an independent director, an affiliated director, or a member of management. The independent directors annually appoint a Chairman of the Board. To ensure robust independent leadership on the Board, if the individual appointed as Chairman is not an independent director, or when the independent directors determine that it is in the best interests of the Company, the independent directors will also annually appoint a Lead Independent Director. Our Board believes its current leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of our Board. It does this by giving primary responsibility for the operational leadership and strategic direction of the Company to our Chairman and Chief Executive Officer, while enabling the Lead Independent Director to facilitate our Board's independent oversight of management, promote communication between management and our Board, and support our Board's consideration of key governance matters. The Board believes its programs for overseeing risk, as described in this Part 1 under "Risk Oversight," would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of structure.

CEO Succession

A primary responsibility of the Board is planning for CEO succession and overseeing identification and development of other members of the senior leadership team ("SLT"). The Board and the Compensation Committee work with the CEO and our Chief Human Resources Officer to plan for succession. For the CEO, the succession plan covers identification of internal and external candidates, and professional and leadership development plans for internal candidates. The Board annually reviews the CEO succession plan. The criteria used to assess potential CEO candidates are formulated based on the Company's business strategies, and include strategic vision, leadership, and operational execution. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential CEO candidates. The Board maintains an emergency succession contingency plan that is reviewed on an annual basis by the Board and Governance and Nominating Committee. The plan identifies roles and responsibilities of individuals who would act if an unforeseen event prevented the CEO from continuing to serve. The Compensation Committee reviews with the CEO and reports to the Board on development and succession plans for the other members of the SLT. The Board may review development and succession planning more frequently as it deems necessary or desirable.

Annual Board and Committee Evaluation Process

The Board is committed to a rigorous self-evaluation process. The Governance and Nominating Committee annually evaluates the performance of the Board. In fiscal year 2023, the evaluation included utilizing a third-party facilitator to seek feedback from each director on the performance of the Board and each committee. The results were reported to and discussed with the Board and each relevant committee.

Our evaluation process is designed to elicit feedback on the processes, structure, composition, and effectiveness of the Board and each committee. The evaluation results have facilitated increased Board and committee effectiveness, including driving clarity on key areas for the Board's focus over the coming year, focus on sustainable growth strategies for the Company, and input on management development and succession planning as well as Board and committee composition and recruiting.

Director Attendance

Each quarter, our Board holds two-day meetings comprised of committee and Board meetings. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present. Additional executive sessions are held as needed.

In addition to the quarterly meetings, typically there are other regularly scheduled Board and committee meetings and several special meetings each year. Our Board met nine times during fiscal year 2023. In addition, the Board held periodic meetings dedicated to strategy topics which included presentations and discussions with members of our SLT and other senior management.

Each director nominee attended at least 75% of the aggregate of all fiscal year 2023 meetings of the Board and each committee on which he or she served. In fiscal year 2023, the Board and committees of the Board held a total of 35 meetings. Together, the director nominees attended at least 95% of the combined total meetings of the Board and the committees on which they were members in fiscal year 2023.

Directors are expected to attend the annual shareholders meeting, if practicable. All directors attended the 2022 Annual Meeting.

Director Orientation and Continuing Education

Our orientation programs are designed to familiarize new directors with our businesses, strategies, and policies and assist new directors in developing Company and industry knowledge to optimize their service on the Board.

Regular continuing education programs enhance the skills and knowledge directors use to perform their responsibilities. These programs may include internally developed programs or programs presented by third parties.

Director Stock Ownership Policy

To align the interests of our directors and shareholders, our directors are required to own Microsoft shares equal in value to at least three times the base annual retainer (cash and stock) payable to a director. Each director must retain 50% of all net shares (post-tax) from the retainer until reaching the minimum share ownership requirement. Stock deferred under the Deferred Compensation Plan for Non-Employee Directors counts toward the minimum ownership requirement. Each of our directors complied with our stock ownership policy in fiscal year 2023.

Derivatives Trading, Hedging, and Pledging

Our directors and executive officers are prohibited from trading in options, puts, calls, or other derivative instruments related to Microsoft equity or debt securities. They also are prohibited from purchasing Microsoft common stock on margin, borrowing against Microsoft common stock held in a margin account, or pledging Microsoft common stock as collateral for a loan. Employees, other than executive officers, are generally permitted to engage in transactions designed to hedge or offset market risk.

Board Independence

The Board's independence enables it to be objective and critical in carrying out its oversight responsibilities. The Corporate Governance Guidelines provide that a substantial majority of our directors will be independent. The independent members of the Board annually appoint a Lead Independent Director to facilitate the Board's oversight of management, promote communication between management and our Board, engage with shareholders, and lead consideration of key governance matters. Key elements of our Board independence include:

- **11 of 12 director nominees are independent**. We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our Chairman and CEO, Satya Nadella, all director nominees are independent

- **Board tenure**. We are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the Company and adding directors with a fresh perspective, the Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group. The average tenure for our independent director nominees is 5.4 years. The average tenure is 5.7 years if Mr. Nadella is included

- **Board diversity**. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates

- **Executive sessions of independent directors**. At each quarterly Board meeting, time is set aside for the independent directors to meet in executive session without management present. Additional executive sessions are held as needed

- **Committee independence**. Only independent directors are members of the Board's committees. Each committee meets regularly in executive session

- **Independent compensation consultant**. The compensation consultant retained by the Compensation Committee is independent of the Company and management as required by the Compensation Consultant Independence Standards

- **Lead Independent Director**. The Lead Independent Director has a clearly defined set of responsibilities, significant authority, and provides independent Board leadership. Sandra Peterson was selected by the independent members of the Board to serve as Lead Independent Director. Key responsibilities and authority include:

  - Chairs executive sessions and coordinates activities of the independent directors

  - Leads the Board's annual CEO performance evaluation

  - Coordinates Board oversight of CEO succession planning, including maintenance of an emergency succession plan

  - Chairs the annual shareholders meeting

  - Acts as liaison between the independent directors and the Chairman and CEO

  - Authorizes retention of outside counsel, advisors, or other consultants who report directly to the Board

  - Leads the Board meetings when the Chairman and CEO is not present

  - Reviews and approves the agenda and schedule for Board meetings

  - Calls meetings of the independent directors

  - When requested, represents the Board with internal and external audiences including shareholders

Board Committees

To support effective corporate governance, our Board delegates certain responsibilities to its committees, who report on their activities to the Board. These committees have the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities. Our Board has four standing committees: an Audit Committee, a Compensation Committee, an Environmental, Social, and Public Policy Committee, and a Governance and Nominating Committee.

The table below provides current membership for each Board committee, followed by a summary of each committee's responsibilities. Each committee has a charter describing its specific responsibilities which can be found on our website at aka.ms/ boardcommittees.

Director	Audit	Compensation	Environmental, Social, and Public Policy	Governance and Nominating
Reid G. Hoffman			Member	
Hugh F. Johnston	Chair, Financial Expert			
Teri L. List	Financial Expert and Member			Member
Satya Nadella				
Sandra E. Peterson		Member		Chair
Penny S. Pritzker			Chair	
Carlos A. Rodriguez	Financial Expert and Member	Chair		
Charles W. Scharf		Member		Member
John W. Stanton	Member		Member	
John W. Thompson*			Member	Member
Emma N. Walmsley		Member	Member	
Padmasree Warrior*		Member		
Number of meetings in fiscal year 2023	9	6	4	7

* Mr. Thompson and Ms. Warrior will not seek re-election at the 2023 Annual Meeting. Catherine MacGregor and Mark Mason are both nominated for election to the Board at the Annual Meeting. The Board will consider committee appointments for Ms. MacGregor and Mr. Mason if they are elected to the Board.

Audit Committee

- Oversee the work of our accounting function and internal control over financial reporting

- Oversee internal auditing processes

- Inquire about significant risks, review our policies for enterprise risk assessment and risk management, and except as to those risks for which oversight has been assigned to other committees of the Board or retained by the Board, assess the steps management has taken to control these risks

- Review with management policies, practices, compliance, and risks relating to our investment portfolio

- Review with management the Company's business continuity, resiliency, and disaster preparedness planning

- Review compliance with significant applicable legal, ethical, and regulatory requirements, including those relating to regulatory matters that may have a material impact on our consolidated financial statements or internal control over financial reporting

The Audit Committee is responsible for the compensation, retention, and oversight of the independent auditor engaged to issue audit reports on our consolidated financial statements and internal control over financial reporting. The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities.

The Board has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Audit Committee. All current members of the Audit Committee meet the Nasdaq listing standard of financial sophistication and three are "audit committee financial experts" under Securities and Exchange Commission ("SEC") rules.

As provided in our Corporate Governance Guidelines, members of the Audit Committee ordinarily may not serve on over three public company audit committees (including Microsoft's). In calculating service on a public company board or audit committee, service on a board or audit committee of a parent and its substantially-owned subsidiary counts as service on a single board or audit committee. Any Audit Committee member's service on over three public company audit committees will be subject to the Board's determination that the member is able to effectively serve on the Company's Audit Committee. The Governance and Nominating Committee and the Board considered Ms. List's service on four public company audit committees, including her professional qualifications, former experience as a public company chief financial officer, and the nature of and time involved in her service on other boards. Following such review, the Board determined that Ms. List is able to effectively continue to serve on the Company's Audit Committee.

Compensation Committee

- Assist our Board in establishing the annual goals and objectives of the CEO

- Establish the process for annually reviewing the CEO's performance

- Recommend our CEO's compensation to the independent members of our Board for approval

- Approve annual compensation, and in consultation with the CEO, oversee performance evaluations, for the non-CEO members of the SLT

- Review and discuss with the CEO and report to the Board development and corporate succession plans for the non-CEO members of the SLT

- Oversee administration of the Company's equity-based compensation and retirement plans

- Monitor and evaluate the compensation and benefits structure of Microsoft as the Committee deems appropriate, including policies regarding SLT compensation

- Oversee and advise the Board and management about Company programs for diversity and inclusion and human capital management

- Periodically review the compensation paid to non-employee directors and make recommendations to our Board for any adjustments

- Oversee the process and review the results of investigations of any sexual harassment complaints against senior officers. The Committee will report to the full Board on the conclusions of any investigation that results in a founded determination and the disciplinary and other actions taken

Our senior executives for Human Resources support the Compensation Committee in its work. The Committee may delegate its authority to subcommittees and to one or more designated members of the Committee. The Committee may delegate to one or more executive officers the authority to make grants of equity-based compensation to eligible individuals who are not executive officers and to administer the Company's equity-based compensation plans. The Committee has delegated to senior management the authority to make stock award grants to employees who are not members of the SLT or Section 16 officers and to administer the Company's equity-based compensation plans.

Independent compensation consultant. The Compensation Committee retained Pay Governance LLC as an independent compensation consultant throughout fiscal year 2023. The consultant advises the Committee on marketplace trends in executive compensation, management proposals for compensation programs, and executive officer compensation decisions. The consultant also evaluates compensation for non-employee directors, the next levels of senior management, and equity compensation programs generally. The consultant discusses recommendations to the Board on CEO compensation with the Committee, and is directly accountable to the Committee. To maintain the independence of the consultant's advice, the firm does not provide services to Microsoft other than those described above. The Committee has adopted Compensation Consultant Independence Standards which can be viewed on our website at aka.ms/policiesandguidelines. These standards require that the Committee annually assess the independence of its compensation consultant. A consultant satisfying the following requirements will be considered independent. The consultant (including each individual employee of the consultant providing services):

- Is retained and terminated by, has its compensation fixed by, and reports solely to, the Compensation Committee

- Is independent of the Company

- Will not perform any work for Company management except at the request of the Compensation Committee Chair and in the capacity of the Committee's agent

- Should not provide any unrelated services or products to the Company and its affiliates or management, except for surveys purchased from the consultant's firm

In assessing the consultant's independence, the Compensation Committee considers the nature and amount of work performed for the Committee during the year, the nature of any unrelated services performed for the Company, and the fees paid for those services in relation to the firm's total revenue. The consultant annually prepares for the Committee an independence letter providing assurances and confirmation of the consultant's independent status under the standards. The Committee believes that Pay Governance has been independent during its service for the Committee.

Environmental, Social, and Public Policy Committee

- Assist the Board in overseeing the Company's key non-financial regulatory risks that may have a material impact on the Company and its ability to sustain trust with customers, employees, and the public

- Oversee management policies and programs relating to key environmental and social matters including climate change and environmental sustainability, competition and antitrust, privacy, trade, digital safety, responsible AI, accessibility, human rights, and responsible sourcing

- Review our government relations activity and political activities and expenditures

- Review our public policy agenda and position on significant public policy matters

Governance and Nominating Committee

- Determine and recommend the slate of director nominees for election to our Board during the annual shareholders meeting

- Identify, recruit, and recommend candidates for the Board

- Review and make recommendations to the Board about the composition of Board committees

- Annually evaluate the performance and effectiveness of the Board

- Annually assess the independence of each director

- Monitor adherence to, review, develop, and recommend changes to our corporate governance framework

- Review and provide guidance to the Board and management about the framework for the Board's oversight of, and involvement in, shareholder engagement

- Annually review the charters of Board committees and, after consultation with the respective committees, recommend to the Board appropriate changes

- Oversee the process and review the results of investigations of any sexual harassment complaints against members of the Board and the Chief Executive Officer. The Committee will report to the full Board on the conclusions of any investigation that results in a founded determination and the disciplinary and other actions taken

Director Selection and Qualifications

Shareholders elect our Board of Directors annually. In making its annual director nominations determination, the Board's objective is to recommend a group of directors that can best ensure the continuing success of our business and represent shareholder interests through the exercise of sound judgment using its diversity of experience and perspectives.

The Governance and Nominating Committee recommends to the Board director candidates for nomination and election during the annual shareholders meeting or for appointment to fill vacancies. The Committee works with our Board to determine the characteristics, skills, and experience for the Board as a whole and its individual members with the objective of having a board with diverse backgrounds, skills, and experience. In making its recommendations to our Board, the Committee considers the qualifications of individual director candidates applying the Board membership criteria described below. The Committee retains any search firm involved in identifying potential candidates and approves their fees.

For all directors, we require an independent mindset, integrity, personal and professional ethics, business judgment, and the ability and willingness to commit sufficient time to the Board. Our Board considers many factors in evaluating the suitability of individual director candidates, including their general understanding of global business, sales and marketing, finance, and other disciplines relevant to the success of a large, publicly traded company; understanding of our business and technology; educational and professional background; personal accomplishment; and national, gender, age, and ethnic diversity.

This Proxy Statement includes a table summarizing the key qualifications, skills, and attributes currently most relevant to the decision to nominate candidates to serve on the Board. As the Board strives to maintain a diverse set of skills and attributes, it also expects that each member will be able to understand and contribute meaningfully to the oversight of the range of material business, risk, and regulatory issues the Company faces. Management's responsibility includes educating and communicating to the Board in a way that enables effective oversight of this broad set of issues. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which new candidates are selected. We work with our search firm to ensure the candidate slate provided to the Committee includes diverse candidates.

The Board does not believe that directors should expect to be re-nominated annually. In determining whether to recommend a director for re-election, the Committee considers the director's participation in and contributions to the activities of the Board, the results of the most recent Board evaluation, and meeting attendance.

When the Committee recruits new director candidates, that process typically involves either a search firm or a member of the Committee contacting a prospect to assess interest and availability. A candidate will then meet with members of the Board and Mr. Nadella, and then meet with members of management as appropriate. At the same time, the Committee and the search firm will contact references for the candidate. A background check is completed before a final candidate recommendation is made to the Board.

Shareholders have previously elected all Board nominees, except Ms. MacGregor and Mr. Mason. In recruiting Ms. MacGregor and Mr. Mason, the Committee retained the search firm Spencer Stuart to help identify director prospects, perform candidate outreach, assist in reference checks, and provide other related services.

The Committee assesses its efforts to maintain an effective and diverse board as part of its regular responsibilities, which include annually:

• Reporting to our Board on the performance and effectiveness of the Board

• Presenting to our Board individuals recommended for election to the Board at the annual shareholders meeting

• Assessing the Committee's own performance

Shareholder Recommendations and Nominations of Director Candidates

Recommendations

The Governance and Nominating Committee considers shareholder recommendations for candidates for the Board of Directors using the same criteria described above. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of Company stock must be sent to the attention of MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA, 98052-6399.

Nominations

Our Bylaws provide for proxy access shareholder nominations of director candidates by eligible shareholders. A shareholder who wishes to formally nominate a candidate, whether for inclusion in the Company's proxy statement or not, must follow the procedures described in Article 1 of our Bylaws. Appropriately nominated proxy access candidates or candidates who comply with both our Advanced Notice Bylaw Provisions and the SEC's Rule 14a-19 will be included in the Company's proxy statement and ballot.

Board Composition and Diversity

Our Board of Directors believes that having a diverse mix of directors with complementary qualifications, expertise, and attributes is essential to meeting its oversight responsibility. A mark indicates a specific area of focus or expertise on which the Board particularly relies. Not having a mark does not mean the director does not possess that qualification or skill. Our director nominees' biographies describe each director's background and relevant experience in more detail.

Qualifications and Expertise	Hoffman	Johnston	List	MacGregor	Mason	Nadella	Peterson	Pritzker	Rodriguez	Scharf	Stanton	Walmsley
Board Diversity Representation of gender, ethnic, or other perspectives that expand the Board's understanding of the needs and viewpoint of our customers, partners, employees, governments, and other stakeholders worldwide.			✓	✓	✓	✓	✓	✓	✓			✓
Financial Leadership of a financial firm or management of the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes.		✓	✓		✓				✓	✓	✓	
Global Business Experience driving business success in markets around the world, with an understanding of diverse business environments, economic conditions, cultures, and regulatory frameworks, and a broad perspective on global market opportunities.		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Leadership Extended leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic planning, and risk management. Demonstrated strengths in developing talent, planning succession, and driving change and long-term growth.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Mergers and Acquisitions A history of leading growth through acquisitions and other business combinations, with the ability to assess "build or buy" decisions, analyze the fit of a target with a company's strategy and culture, accurately value transactions, and evaluate operational integration plans.	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sales and Marketing Experience developing strategies to grow sales and market share, build brand awareness and equity, and enhance enterprise reputation.			✓	✓		✓	✓			✓		✓
Technology A significant background working in technology, resulting in knowledge of how to anticipate technological trends, generate disruptive innovation, and extend or create new business models. May include expertise in cybersecurity governance or technology.	✓					✓	✓			✓	✓	

Board Demographics



0-4 yrs · 5-9 yrs

Average Tenure **5.7** years



60s · 50s

Average Age **59** years



Women nominees **42%**

Ethnically Diverse nominees **25%**

67% Diverse

1 African American
1 Asian
1 Hispanic / Latinx
4 born outside U.S.

Our Director Nominees

Following are biographies for the 12 directors nominated by the Board for election during the 2023 Annual Meeting.



Reid G. Hoffman

Age: 56 | **Director since:** 2017 | **Birthplace:** United States | Independent



Experience:

Greylock Partners (2009-present)
(venture capital firm)
- Partner (2023-present)
- General Partner (2009-2023)

Reinvent Capital (2019-present)
- Advisory Partner (2019-present)

LinkedIn Corporation (2003-2016)
- Co-founder and Chairman (2003-2016)
- Executive Chairman (2009)
- Chief Executive Officer (2003-2007 and 2008-2009)
- President, Products (2007-2008)

PayPal Holdings, Inc. (2000-2002)
- Executive Vice President (2000-2002)

Microsoft Committees:
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- Joby Aviation, Inc.
- Aurora Innovation, Inc.

Former Public Company Directorships Held in the Past Five Years:
- Reinvent Technology Partners Z



Hugh F. Johnston

Age: 62 | **Director since:** 2017 | **Birthplace:** United States | Independent



Experience:

PepsiCo, Inc. (1987-1999 and 2002-present)
(food and beverage company)
- Vice Chairman (2015-present)
- Executive Vice President and Chief Financial Officer (2010-present)
- Executive Vice President, Global Operations (2009-2010)
- President, Pepsi-Cola North America (2007-2009)
- Various positions of increasing authority (1987-1999 and 2002-2007)

Merck & Co., Inc. (1999-2002)
- Vice President, Retail Marketing, Merck-Medco Managed Care LLC (1999-2002)

Microsoft Committees:
- Audit (Chair)

Other Public Company Directorships:
- HCA Healthcare, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None

 **Board Diversity**    **Financial**    **Global Business**    **Leadership**    **Mergers and Acquisitions**    **Sales and Marketing**    **Technology**



Teri L. List

Age: 60 | **Director Since:** 2014 | **Birthplace:** United States | Independent



Experience:

The Gap, Inc. (2016-2020)
(clothing and accessories retailer)
- Executive Vice President and Chief Financial Officer (2016-2020)

Dick's Sporting Goods, Inc. (2015-2016)
- Executive Vice President and Chief Financial Officer (2015-2016)

Kraft Foods Group, Inc. (2013-2015)
- Senior Advisor (2015)
- Executive Vice President and Chief Financial Officer (2013-2015)
- Senior Vice President (2013)

The Procter & Gamble Company (1994-2013)
- Senior Vice President and Treasurer (2009-2013)
- Various positions of increasing authority (1994-2009)

Microsoft Committees:
- Audit
- Governance and Nominating

Other Public Company Directorships:
- Danaher Corporation
- DoubleVerify Holdings, Inc.
- Visa Inc.

Former Public Company Directorships Held in the Past Five Years:
- Oscar Health, Inc.

Other Positions:
- Former Trustee, Financial Accounting Foundation
- Former Practice Fellow, Financial Accounting Standards Board



Catherine MacGregor

Age: 51 | **Director Since:** New Nominee | **Birthplace:** Morocco | Independent



Experience:

Engie S.A. (2021-present)
(energy company)
- Group Chief Executive Officer and Director (2021-present)

TechnipFMC plc (2019-2020)
- President, Technip Energies (2019-2020)

Schlumberger N.V. (1995-2018)
- President, Drilling Group (London) (2017)
- President, Reservoir Characterization Group (France) (2016)
- President, Europe & Africa, La Defense (France) (2013)
- President, Wireline, Schlumberger Wireline (France) (2009)
- Group Human Resource Director (France) (2007)
- Various positions of increasing authority (Congo, UK, Malaysia, US, and France) (1995-2007)

Microsoft Committees:
- Appointment will be made after election

Other Public Company Directorships:
- Engie S.A.

Former Public Company Directorships Held in the Past Five Years:
- None



Mark A. L. Mason

Age: 54 | **Director Since:** New Nominee | **Birthplace:** United States | Independent

    

Experience:

Citigroup Inc. (2001-present)
(banking and financial services company)
- Chief Financial Officer (2019-present)
- Chief Financial Officer, Institutional Clients Group (2014)
- Chief Executive Officer, Citi Private Bank (2013)
- Chief Executive Officer, Citi Holdings (2012)
- Chief Operating Officer, Citi Holdings (2009)
- Chief Financial Officer and Head of Strategy and M&A, Global Wealth Management (2006)
- Various positions of increasing authority (2001-2006)

Microsoft Committees:
- Appointment will be made after election

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- Primerica, Inc.



Satya Nadella

Age: 56 | **Director Since:** 2014 | **Birthplace:** India

     

Experience:

Microsoft Corporation (1992-present)
- Chairman and Chief Executive Officer (2021-present)
- Chief Executive Officer and Director (2014-2021)
- Executive Vice President, Cloud and Enterprise (2013-2014)
- President, Server and Tools (2011-2013)
- Senior Vice President, Online Services Division (2009-2011)
- Senior Vice President, Search, Portal, and Advertising (2008-2009)
- Various positions of increasing authority (1992-2008)

Microsoft Committees:
- None

Other Public Company Directorships:
- Starbucks Corporation

Former Public Company Directorships Held in the Past Five Years:
- None

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



Sandra E. Peterson

Age: 64 | **Director Since:** 2015 | **Birthplace:** United States | Independent



Experience:

Microsoft Corporation (2015-present)
- Lead Independent Director (2023-present)

Clayton, Dubilier & Rice, LLC (2019-present)
(investment firm)
- Operating Partner (2019-present)

Johnson & Johnson (2012-2018)
- Group Worldwide Chair and member of the Executive Committee (2012-2018)

Bayer CropScience AG (2010-2012)
- Chief Executive Officer and Chairman of the Board of Management (2010-2012)
- Member of Board of Management (2010)

Bayer HealthCare LLC (2005-2010)
- Executive Vice President and President, Medical Care (2009-2010)
- President, Diabetes Care Division (2005-2009)

Medco Health Solutions, Inc. (1999-2004)
- Group President of Government (2003-2004)
- Senior Vice President, Health Businesses (2001-2003)
- Senior Vice President, Marketing and Strategy (1999-2001)

Microsoft Committees:
- Compensation
- Governance and Nominating (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- Covetrus, Inc.
- Zymergen, Inc.



Penny S. Pritzker

Age: 64 | **Director Since:** 2017 | **Birthplace:** United States | Independent



Experience:

United States Secretary of Commerce (2013-2017)

PSP Partners, LLC (present)
(private investment firm)
- Founder and Chairman (present)

Pritzker Realty Group (present)
- Co-founder and Chairman (present)

Inspired Capital Partners (present)
- Co-founder and Chairman (present)

Artemis Real Estate Partners (present)
- Co-founder (present)

The Parking Spot (1998-2011)
- Co-founder and Chairman (1998-2011)

Vi Senior Living (1987-2011)
- Founder and Chairman (1987-2011)

Microsoft Committees:
- Environmental, Social, and Public Policy (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Co-founder, Pritzker Traubert Foundation



Carlos A. Rodriguez

Age: 59 | **Director since:** 2021 | **Birthplace:** Cuba | Independent



Experience:

Automatic Data Processing, Inc. (1999-present)
(human capital management solutions provider)
- Executive Chair (2023-present)
- Chief Executive Officer and Director (2011-2022)
- President, Chief Operating Officer, and Director (2011)
- Various positions of increasing authority (1999-2011)

Vincam Group, Inc. (1996-1999)
(acquired by Automatic Data Processing, Inc. in 1999)
- Senior Vice President Finance and Chief Financial Officer (1997-1999)
- Vice President, Mergers & Acquisitions (1996-1997)
- Vice President, Operations (1996)

Microsoft Committees:
- Audit
- Compensation (Chair)

Other Public Company Directorships:
- Automatic Data Processing, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None



Charles W. Scharf

Age: 58 | **Director Since:** 2014 | **Birthplace:** United States | Independent



Experience:

Wells Fargo & Company (2019-present)
(banking and financial services company)
- Chief Executive Officer, President, and Director (2019-present)

The Bank of New York Mellon Corporation (2017-2019)
- Chairman and Chief Executive Officer (2018-2019)
- Chief Executive Officer and Director (2017)

Visa Inc. (2012-2016)
- Chief Executive Officer and Director (2012-2016)

JPMorgan Chase & Co. (2004-2012)
- Managing Director, One Equity Partners, private investment arm (2011-2012)
- Chief Executive Officer of Retail Financial Services (2004-2011)

Bank One Corporation (2000-2004)
- Chief Executive Officer of the Retail Division (2002-2004)
- Chief Financial Officer (2000-2002)

Citigroup Inc. (1999-2000)
- Chief Financial Officer of the Global Corporate and Investment Bank Division (1999-2000)

Microsoft Committees:
- Compensation
- Governance and Nominating

Other Public Company Directorships:
- Wells Fargo & Company

Former Public Company Directorships Held in the Past Five Years:
- The Bank of New York Mellon Corporation

 **Board Diversity**  **Financial**  **Global Business**  **Leadership**  **Mergers and Acquisitions**  **Sales and Marketing**  **Technology**



John W. Stanton

Age: 68 | **Director Since:** 2014 | **Birthplace:** United States | Independent



Experience:

Trilogy Partnerships (2005-present)
(investment company)
• Founder and Chairman (2005-present)

Clearwire Corp. (2008-2013)
• Chairman of the Board (2011-2013)
• Interim Chief Executive Officer (2011)
• Board member (2008-2011)

Western Wireless Corporation (1992-2005)
• Founder, Chief Executive Officer, and Chairman (1992-2005)

VoiceStream Wireless Corporation (1995-2003)
• Chief Executive Officer and Chairman (1995-2003)

Microsoft Committees:
• Audit
• Environmental, Social, and Public Policy

Other Public Company Directorships:
• Costco Wholesale Corporation
• Trilogy International Partners, Inc.

Former Public Company Directorships Held in the Past Five Years:
• None

Other Positions:
• Chairman, First Avenue Entertainment LLLP, owner of Seattle Mariners (2016-present)



Emma N. Walmsley

Age: 54 | **Director Since:** 2019 | **Birthplace:** United Kingdom | Independent



Experience:

GSK plc (2010-present)
(healthcare company)
• Chief Executive Officer and Director (2017-present)
• Chief Executive Officer, Consumer Healthcare (2015-2016)
• President, Consumer Healthcare (2012-2015)
• President, Consumer Healthcare Europe (2010-2012)

L'Oreal, S.A. (1994-2010)
• General Manager, Consumer Products, China (2007-2010)
• Global Brand Head, Maybelline, USA (2002-2007)
• UK General Manager, Garnier/Maybelline (1999-2002)
• Various positions of increasing authority (1994-1999)

Microsoft Committees:
• Compensation
• Environmental, Social, and Public Policy

Other Public Company Directorships:
• GSK plc

Former Public Company Directorships Held in the Past Five Years:
• None

How to Communicate with our Board

We will transmit shareholder communications related to corporate governance and other Board matters to the Board, a committee of the Board, or a director as designated in your message. Communications relating to other topics, including those that are primarily commercial in nature, will not be forwarded.

@ askboard@microsoft.com

 MSC 123/9999
Office of the Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Concerns about accounting or auditing matters or possible violations of our Standards of Business Conduct should be reported under the procedures outlined in the Microsoft Standards of Business Conduct, which is available on our Microsoft integrity website at microsoft.com/legal/compliance/integrity.

Director Independence Guidelines

Our Board has adopted director independence guidelines to assist in determining each director's independence. These guidelines are available on our website at aka.ms/policiesandguidelines. The guidelines either meet or are more restrictive than the definition of "independent director" in the listing requirements of Nasdaq and applicable laws and regulations. The guidelines identify categories of relationships the Board has determined would not affect a director's independence and therefore are not considered by the Board in determining director independence.

Following the director independence guidelines, each year and before a new director is appointed, the Board must affirmatively determine a director has no relationship that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. Annually, each director completes a detailed questionnaire that provides information about relationships that might affect the determination of independence. Management provides the Governance and Nominating Committee and Board with relevant known facts and circumstances of any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the director independence guidelines. The Committee then completes an assessment of each director considering all known relevant facts and circumstances concerning any relationship bearing on the independence of a director or nominee. This process includes evaluating whether any identified relationship otherwise adversely affects a director's independence and affirmatively determining that the director has no material relationship with Microsoft, another director, or as a partner, shareholder, or officer of an organization that has a relationship with our Company.

The Governance and Nominating Committee also considers the tenure of a director, and for longer serving directors, whether the duration of service impacts the director's independence from management, as demonstrated by the director's relationship with management and the director's participation in Board and committee deliberations. The Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group.

Based on the review and recommendation by the Governance and Nominating Committee, the Board analyzed the independence of each director and nominee. The Board determined that Mses. List, MacGregor, Peterson, Pritzker, Walmsley, and Warrior, and Messrs. Hoffman, Johnston, Mason, Rodriguez, Scharf, Stanton, and Thompson meet the standards of independence under our Corporate Governance Guidelines, the director independence guidelines, and applicable Nasdaq listing standards, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. In making its independence determination, the Committee and Board considered ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer, and purchases by Microsoft of goods and services from such companies.

Certain Relationships and Related Transactions

We are a global company with extensive operations in the U.S. and many foreign countries. Every year, we spend billions of dollars for goods and services purchased from third parties. The authority of our employees to purchase goods and services is widely dispersed. Because of these wide-ranging activities, there may be transactions, business arrangements, or relationships with businesses and other organizations in which one of our directors, executive officers, nominees for director, or an owner of 5% or more of our stock ("5% shareholders") or their immediate families, may also be a director, executive officer, or investor, or have some other direct or indirect material interest ("related entities"). We will refer to these transactions with related entities as related-party transactions where the amount involved exceeds $120,000 and a director, executive officer, nominee for director or 5% shareholders, or immediate family member has a direct or indirect material interest.

Related-party transactions have the potential to create actual or perceived conflicts of interest between Microsoft and its directors, executive officers, nominees for director or 5% shareholders, or their immediate family members. The Audit Committee has established a written policy and procedures for review and approval of related-party transactions. If a related-party transaction subject to review involves directly or indirectly a member of the Audit Committee (or an immediate family member or domestic partner), the remaining Committee members will conduct the review. In evaluating a related-party transaction, the Audit Committee considers, among other factors:

- The goods or services provided by or to the related party

- The nature of the transaction and the costs to be incurred by Microsoft or payments to Microsoft

- The benefits associated with the transaction and whether comparable or alternative goods or services are available to Microsoft from unrelated parties

- The business advantage Microsoft would gain by engaging in the transaction

- The significance of the transaction to Microsoft and to the related party

- Management's determination that the transaction is in the best interests of Microsoft

To receive Audit Committee approval, a related-party transaction must have a Microsoft business purpose and be on terms that are fair and reasonable to Microsoft and be as favorable to Microsoft as would be available from non-related entities in comparable transactions. The Audit Committee also requires that the transaction meet the same Microsoft standards that apply to comparable transactions with unaffiliated entities.

During fiscal year 2023, there were ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer and purchases by Microsoft of goods and services from such companies. None of these transactions constituted a related-party transaction that required approval by the Audit Committee.

Director Compensation

The Compensation Committee periodically reviews the regular annual retainer paid to non-employee directors and makes recommendations for adjustments, as appropriate, to the full Board. Our objective for compensation to non-employee directors is to award the majority of compensation in equity and to make meaningful adjustments every few years, rather than smaller adjustments that are more frequent. There was no change in fiscal year 2023. Our CEO, Mr. Nadella does not receive pay for serving as a director or as Board Chairman.

Fiscal Year 2023 Compensation Structure for Non-Employee Directors

Regular Retainers	
Annual Base Retainer (TOTAL)	$360,000
Cash	$125,000
Stock Award	$235,000
Committee Retainers (cash except stock award for Governance and Nominating Committee)	
Annual Audit Committee Chair Retainer	$45,000
Annual Audit Committee Non-Chair Member Retainer	$15,000
Annual Compensation Committee Chair Retainer	$35,000
Annual Environmental, Social, and Public Policy Committee Chair Retainer	$25,000
Annual Governance and Nominating Committee Chair Retainer	$25,000
Lead Independent Director Retainer (stock award in addition to other retainers)	$40,000

The Company reimburses reasonable expenses incurred for Board-related activities. Directors may participate in our corporate matching gift program for charitable donations.

Director retainers are paid quarterly in arrears. Quarterly periods are measured beginning with the annual shareholders meeting. At the end of each quarterly period, we pay 25% of the total annual retainer to each director. The number of shares awarded each quarterly period is determined by dividing the dollar value of the stock award by the market price of our common stock as of the last business day of the period. Retainers are pro-rated for directors who join or leave the Board or have a change in Board role during a quarterly period.

Directors may elect to defer and convert to deferred stock awards all or part of their annual cash retainer, and to defer receipt of all or part of their annual stock awards retainer under the Deferred Compensation Plan for Non-Employee Directors. Amounts deferred are maintained in bookkeeping accounts that are deemed invested in Microsoft common stock, and dividends paid on deemed investments are also deemed to be invested in our common stock. We calculate the number of shares credited by dividing the amount deferred by the closing market price of our common stock on the originally scheduled payment date. Accounts in the plan are distributed in shares of Microsoft common stock, with payments either in installments beginning on separation from Board service or in a lump sum paid no later than the fifth anniversary after separation from Board service.

Director Compensation

This table describes the cash and stock award portions of the annual retainer paid to each non-employee director who served in fiscal year 2023. Mr. Nadella received no compensation as a director or Board Chairman. He is excluded from the table because we fully describe his compensation in Part 2 – Named Executive Officer Compensation.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Reid G. Hoffman[4]	125,000	235,000		360,000
Hugh F. Johnston	170,000	235,000	12,500	417,500
Teri L. List	140,000	235,000	15,000	390,000
Sandra E. Peterson[5]	154,013	246,118	15,000	415,131
Penny S. Pritzker[6]	150,000	235,000	15,000	400,000
Carlos A. Rodriguez[7]	145,987	235,000		380,987
Charles W. Scharf	125,000	235,000		360,000
John W. Stanton	140,000	235,000	15,000	390,000
John W. Thompson[8]	125,000	288,882	15,000	428,882
Emma N. Walmsley	125,000	235,000	13,368	373,368
Padmasree Warrior[9]	125,000	235,000		360,000

(1) The value of fractional shares under stock awards that are paid in cash are reported in the Stock Awards column.

(2) The aggregate award value in the "Stock Awards" column for each director represents four quarterly awards representing a grant date fair value under FASB ASC Topic 718 of $58,750, with exceptions as follows: Ms. Peterson was appointed lead independent director on March 15, 2023 succeeding Mr. Thompson. Mr. Thompson received awards with a grant date fair value of $75,000 for the first three quarters and a prorated award with a grant date fair value of $63,882 for the final quarter. Ms. Peterson received awards with a grant date fair value of $58,750 for the first three quarters and a prorated award with a grant date fair value of $69,868 for the final quarter.

(3) Amounts in this column represent matching charitable contributions under our corporate giving program in fiscal year 2023, which matches director gifts up to $15,000 per calendar year.

(4) Mr. Hoffman elected to defer his cash and stock compensation. The compensation deferred converted into 1,330 shares of our common stock.

(5) Ms. Peterson stepped away from her role as chair of the Compensation Committee and was appointed Lead Independent Director and chair of the Governance and Nominating Committee effective March 15, 2023. The Compensation Committee chair retainer no longer applies and she received a prorated cash retainer of $34,013 for the final quarter. Ms. Peterson elected to defer her cash and stock compensation. The compensation deferred converted into 1,474 shares of our common stock.

(6) Ms. Pritzker elected to defer her cash and stock compensation. The compensation deferred converted into 1,422 shares of our common stock.

(7) Mr. Rodriguez was appointed to chair of the Compensation Committee on March 15, 2023 and received a prorated cash retainer of $40,987 for the final quarter. He elected to defer his cash and stock compensation. The compensation deferred converted into 1,403 shares of our common stock.

(8) Mr. Thompson stepped away from his role of Lead Independent Director and chair of the Governance and Nominating Committee on March 15, 2023 and received prorated stock retainers applicable to those roles for the final quarter. He elected to defer his stock compensation. The compensation deferred converted into 1,075 shares of our common stock.

(9) Ms. Warrior elected to defer a portion of her cash compensation. The compensation deferred converted into 229 shares of our common stock.

Lead Independent Director Compensation

In March 2023, the independent directors elected Sandra Peterson as Lead Independent Director. She succeeds John Thompson, who had served in the roles of Lead Independent Director or Board Chair since 2012. The Lead Independent Director Retainer reflects the additional time commitment for the Lead Independent Director role given the unique responsibilities of the Lead Independent Director detailed in Section 1 of this Proxy Statement on page 14, which includes:

• Leads the Board meetings when the Chairman and CEO is not present

• Reviews and approves the agenda and schedule for Board meetings

• Calls meetings of the independent directors

• Chairs executive sessions and coordinates activities of the independent directors

• Leads the Board's annual CEO performance evaluation

• Coordinates Board oversight of CEO succession planning, including maintenance of an emergency succession plan

• Chairs the annual shareholders meeting

• Acts as liaison between the independent directors and the Chairman and CEO

• Authorizes retention of outside counsel, advisors, or other consultants who report directly to the Board

• When requested, represents the Board with internal and external audiences including shareholders

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

2. Named Executive Officer Compensation

A Letter from the Compensation Committee

Dear Shareholder,

Our executive compensation program is designed to achieve strong alignment between our long-term strategic goals and our shareholders' interests, while providing a competitive total pay opportunity to attract and retain the key executives who drive our business and develop the next generation of leaders. We are committed to continually reviewing our compensation program to ensure it is grounded in our pay-for-performance philosophy.

At the beginning of fiscal 2023, we faced a changing global macroeconomic environment, including increasing inflation and rising interest rates, resulting in financial headwinds which created challenges in goal setting for our executive compensation program. We nonetheless continued to set rigorous performance goals that included meaningful year-over-year growth across our performance metrics and focused on long-term alignment of executive compensation with shareholder interests. As a result, for fiscal year 2023, the financial metric-based portion of our annual cash incentives achieved 63.61% of target, and the PSA program core metrics achieved 99.65% of target.

Our Company continued with its active shareholder outreach program during fiscal year 2023, engaging investors representing approximately 50% of our shares outstanding. The Compensation Committee Chair and Lead Independent Director participated in calls with investors holding over 20% of outstanding shares to discuss a range of governance topics including the Board's long-term approach to executive compensation. During fiscal year 2023, we continued to address shareholders' desire to ensure the ongoing retention and motivation of Mr. Nadella, and the independent members of the Board continue to have high confidence in Mr. Nadella's exceptional leadership of Microsoft. The Board continues its support of a compensation structure that delivers 100% of Mr. Nadella's equity compensation via performance stock awards. Under this program, over 95% of Mr. Nadella's annual target compensation opportunity is performance-based. Again, for fiscal year 2023, we set Mr. Nadella's target performance stock award at $50,000,000, which we believe is the appropriate level of equity compensation for a leader with his extraordinary capabilities and responsibilities and for a company of Microsoft's extraordinary scale and complexity.

We also continue to look carefully at emerging investor expectations and best practices for addressing environmental, social, and governance ("ESG") commitments in our executive compensation program. We have been early leaders in this practice, having included an assessment of CEO and Senior Leadership Team ("SLT") progress on culture and diversity and inclusion since 2016 as part of the operational assessment component of the annual cash incentive under our Executive Incentive Plan. The execution of our sustainability goals is also evaluated as part of this operational assessment component under the Culture, Diversity & Sustainability category. We continue to seek feedback from investors and compensation experts as we thoughtfully consider future enhancements that connect executive compensation to Microsoft's environmental and social commitments.

We are also pleased to report that Carlos Rodriguez was appointed as Chair of the Committee in March 2023. We continue to appreciate your support and welcome your feedback on our compensation program reflected in the following pages and look forward to continued dialogue in the future.

Sincerely,

The Compensation Committee
Carlos A. Rodriguez (Chair)
Sandra E. Peterson
Charles W. Scharf
Emma N. Walmsley
Padmasree Warrior

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about our fiscal year 2023 compensation program for our fiscal year 2023 Named Executives ("NEOs"), who are: Satya Nadella, Amy Hood, Bradford Smith, Judson Althoff, and Chris Young. The content of this Compensation Discussion and Analysis is organized into six sections:

Table of Contents

Microsoft's executive compensation program is thoughtfully designed by our Compensation Committee and Board of Directors to align to Microsoft's long-term strategy, and over the years we have evolved our executive pay program while maintaining an overarching compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests.

Our current executive compensation program has been structured to align with the business strategy that has been defined by the Board and Mr. Nadella, and each year, the Compensation Committee reviews the existing incentive structure, taking into consideration investor feedback, business performance, and our strategic roadmap, when considering the efficacy of further enhancements.

Section 1 – Performance Update

Achieving Strong Financial Results

Our strong business execution throughout fiscal year 2023 achieved the following financial performance:

Fiscal Year 2023 Business Performance

Revenue	Operating Income	Net Income	Diluted Earnings per Share
$211.9 billion	**$88.5 billion**	**$72.4 billion**	**$9.68**

Selected highlights from fiscal year 2023 include the following metrics. Percentages are year-over-year.

- Microsoft Cloud revenue increased 22% to $111.6 billion

- Office Commercial products and cloud services revenue increased 10%

- Office Consumer products and cloud services revenue increased 2%

- LinkedIn revenue increased 10%

- Dynamics products and cloud services revenue increased 16%

- Server products and cloud services revenue increased 19%

- Windows Commercial products and cloud services revenue increased 5%

- Search and news advertising revenue excluding traffic acquisition costs increased 11%

A complete list of our fiscal year 2023 key performance metrics and their definitions is available in our Form 10-K for the fiscal year ended June 30, 2023.

Superior Shareholder Returns

**Annual Cumulative Total Shareholder Return
during Mr. Nadella's CEO tenure: MSFT vs. S&P 500**
Feb. 4, 2014 through June 30, 2023
(includes reinvestment of dividends)



Driving Business Success

When in 2014 the Board of Directors appointed Mr. Nadella as the third Chief Executive Officer in its history, Microsoft had revenues of $86.8 billion, net income of $22.1 billion, and diluted earnings per share of $2.63. Those figures have, respectively, more than doubled ($211.9 billion), more than tripled ($72.4 billion), and nearly quadrupled ($9.68) in the intervening years. In addition to another year of consistently strong financial performance, Mr. Nadella and his leadership team have positioned Microsoft to continue to drive performance for years to come. As discussed in more detail below, they have achieved this through:

- Growing and diversifying the business through leading-edge innovation

- Delivering on our ambition to reinvent productivity and business processes and multiplying opportunities for customers to realize value

- Partnering with other technology providers to remove friction and accelerate customers' digital transformations and executing strategic acquisitions to broaden our reach

Continued Innovation and Growth

As we move into the era of ubiquitous computing and ambient intelligence, Microsoft is committed to its mission of empowering every person and every organization on the planet to achieve more. Along with his continued focus on evolving the Company culture, Mr. Nadella and his leadership team have animated the growth of our products and services portfolio. The artificial intelligence ("AI") moment has arrived, and under Mr. Nadella's leadership, Microsoft is well positioned to seize the opportunity to have a positive impact for customers and partners across the globe. AI capabilities are being infused across our products and services to drive the at-scale adoption of unprecedented AI capabilities.

Below are examples that illustrate the innovative products, services, and partnerships driving momentum and growth across the Company.

Azure. Azure cloud computing is perhaps the most powerful example of how Microsoft's innovation is driving growth. Azure is a natural outgrowth of Microsoft's DNA as a platform company. It was built to unlock a vast array of infrastructure-as-a-service ("IaaS"), platform-as-a-service ("PaaS"), and software-as-a-service ("SaaS") solutions. We have developed – and continue to create – scores of offerings that build on Azure's capabilities and multiply its usefulness. Offerings include AI services, such as Azure OpenAI Service; Azure Arc for management; Azure Synapse and Microsoft Fabric for data storage, integration, and analytics; and Power BI to glean and access data insights from across the enterprise.

Mr. Nadella has stated we aimed to build Azure as the "world's computer." We've built a global footprint, with 68 operating regions in 24 countries. Microsoft Cloud revenue, which includes other cloud offerings such as Office 365 Commercial and Dynamics 365, exceeded $110 billion, with Azure accounting for more than 50% of the total.

Security. Our security business has grown significantly through innovation and quickly recognizing market opportunities. We serve as a comprehensive security vendor for customers' entire range of interoperating products from Microsoft and other companies. With over one million customers, our security business surpassed $20 billion of annual revenue. We continue to drive innovations, including through Security Copilot, an AI-powered security analysis tool that combines an advanced large language model with a security-specific model informed by our 65 trillion daily signals. We are committed to further improvement, including through our plan announced in fiscal year 2022 to invest $20 billion over five years to advance our security solutions and protect customers.

Microsoft 365. Our Microsoft 365 solutions continue to empower employees in organizations of all sizes as we bring together the best of Office 365, Windows, and advanced cybersecurity to deliver complete cloud-based experiences tailored to the needs of our users. Commercial paid seats of Office 365 have grown to more than 382 million as customers opt for greater productivity in conjunction with a more secure experience. We are bringing those same benefits to nearly 75 million consumers who have subscribed to Microsoft 365. AI will further enhance our ability to help make customers more productive. We have announced that our Microsoft 365 Copilot offering, which brings together next-generation AI with business data in the Microsoft Graph, all within the applications that millions of people use every day, will be generally available to customers on November 1, 2023.

Power Platform. Power Platform is making it even easier for teams of professional and citizen developers to build end-to-end business solutions together. With over 33 million monthly active users, Power Platform comprises an end-to-end suite of tools to automate workflows, create apps, build virtual agents, and analyze data. Because non-IT professionals can learn and use Power Platform, subject matter experts who are closest to the workflow can use low-code or no-code tools to improve business processes. Our recently announced Copilot for Power Platform will further enable no-code development. More than 126,000 organizations have experienced Copilot in Power Platform.

GitHub. GitHub is a source of dynamic innovation and a key element of Microsoft's position as the premier developer platform. GitHub Copilot is a first-of-its-kind AI-based programmer that helps developers write better code faster. When enabled, GitHub Copilot writes up to 46% of the code, greatly increasing developer productivity. Over one million people have used GitHub Copilot and over 27,000 organizations utilize GitHub Copilot for Business. GitHub expanded features to transform it from simply a source code management platform to an entire suite for development, security, and operations, with features such as continuous integration/continuous delivery and package management in our Codespaces service. GitHub Advanced Security allows developers to scan code for vulnerabilities, secrets, tokens, and other issues that can compromise secure code, and ensure all dependencies and open-source components are up to date.

Reinventing Productivity

Microsoft is continually building connections between our products and services in ways that create powerful new levels of utility.

Microsoft Teams. Microsoft Teams, our premier communication and collaboration application which surpassed 300 million monthly active users, is one example of how we develop these synergies. Teams itself has also become a first-class platform for application development, as the number of third-party apps with more than 10,000 users increased nearly 40 percent year-over-year. Teams Premium, which meets enterprise demand for advanced features like end-to-end encryption and AI-powered intelligent recaps, surpassed 600,000 seats within five months of being released.

Intelligent data. A foundational element of the Microsoft Cloud is data storage and management. That is, however, only a first step toward the comprehensive digital transformation companies need to remain competitive. We designed our Intelligent Data Platform to unlock productivity, value, and insights from an enterprise's data estate. In 2023, we introduced Microsoft Fabric, which enables the unification of data and analytics tools in one environment, establishing a single source of truth, integrated with Power

BI and designed for the utilization of AI tools and integrations. Our analytics and machine learning tools drive productivity gains by transforming unstructured data into actionable information that supports operational reliability, effective supply chain management, and rapid product innovation.

Industry clouds. We recognize different industries have particular business requirements. Our industry clouds bring together capabilities across the entire Microsoft Cloud, along with industry-specific customizations, to improve time to value, increase agility, and lower costs. Our Clouds for Healthcare, Financial Services, Manufacturing, and Retail leverage customized combinations of products and services to overcome business challenges specific to each of those verticals. From data governance and AI to metaverse applications, our industry clouds help companies solve common challenges and allocate resources to their highest value and most differentiating activities.

Because sustainability is an existential priority for our society and for every business today, we offer a Cloud for Sustainability to help any organization track its carbon, water, and waste footprint to help meet its sustainability goals. Our Cloud for Nonprofit helps charitable organizations unlock the power of their data to achieve more transformative impact.

Advertising. Our advertising business continues to grow through differentiated offerings across our online properties and through strategic acquisitions. Our global reach and product breadth allows us to serve the needs of digital advertisers across both business-to-consumer advertising with Bing search engine and business-to-business advertising with LinkedIn Marketing Solutions. With the introduction of the new Bing in 2023, we are bringing the power of AI directly into the search experience, driving increased relevance for users and creating new monetization opportunities for marketers and publishers on the web.

Partnering and Integrating

We partner with many of the leading enterprise technology companies to empower customers and grow market opportunities together. In July of 2023, we announced support of Meta's large language models on Azure and Windows. We have partnered with both Databricks and Snowflake to provide our customers with the broadest array of data and analytics solutions. We have developed a service with Oracle to accelerate adoption of Oracle workloads on Azure, making Microsoft the only public cloud with simplified direct access to Oracle databases running on Oracle Cloud. Through our collaboration with SAP, we've built a pathway for customers to migrate their SAP workloads to the cloud to take advantage of lower costs, increased agility, and reduced risk. Through the Azure VMware Solution, we have enabled enterprises to seamlessly move VMware-based workloads from their datacenters to Azure and integrate their VMware environments with Azure. In our rapidly growing security business, we have over 15,000 partners in our ecosystem working with us to bring better solutions and more choices to market. Now, instead of one conversation on productivity, another on infrastructure, and yet another on business applications, our customer conversation can revolve around how all these products more seamlessly merge, whether it's our software alone, or a combination of ours and partner solutions.

Mr. Nadella has been bold and visionary in finding strategic acquisitions that build on and enhance our core offerings. LinkedIn, with its services that help both employers and workers network, grow professionally, and find one another, has shown consistent and strong growth since we acquired it in 2016. LinkedIn revenue grew to $15 billion in fiscal year 2023. Similarly, GitHub has continued to strengthen its position as the preferred platform for developers since its acquisition in 2018 and is used by over 100 million developers and 76% of the Fortune 500.

Our acquisition of Activision Blizzard as an investment will make it easier for people to play great games wherever, whenever, and however they want. We expect the transaction will increase innovation in content creation and reduce constraints on distribution. It also significantly expands our presence in mobile, the largest segment in the gaming business.

These examples of innovation, synergy, and partnership are far from exhaustive. They provide a view, however, into the diverse and innovative set of technologies and products Microsoft has built under Mr. Nadella's leadership. It is a multi-faceted engine of growth that provides more avenues for continued success. The uses for Microsoft's technology toolbox are as expansive as our customers' imaginations. Mr. Nadella has quite intentionally conditioned Microsoft's success on that of our customers – while providing the platform and technologies on which our customers will achieve it. This is a durable strategy that can thrive through economic cycles, business disruptions, and the ever-increasing pace of change that characterizes the current global marketplace, precisely because Microsoft enables companies and individuals to successfully address those very challenges.

Environmental and Social Leadership

At Microsoft, we focus on four enduring commitments that are central to meeting our mission and that become even more important in the era of AI: to expand opportunity, earn trust, protect fundamental rights, and advance sustainability. As we described in Part 1 –Governance and our Board of Directors, we believe Microsoft's public and strategic environmental and social commitments play an important role in fostering Microsoft's long-term success and value creation for our shareholders. We provide extensive public reporting on our environmental and social performance and progress towards our commitments at microsoft.com/transparency.

Among just a few of this year's highlights:

- Microsoft continues to advance our Responsible AI principles into practice across the Company to develop and deploy AI that will have a positive impact on society. We take a cross-company approach through cutting-edge research, best-of-breed engineering systems, and excellence in policy and governance. Microsoft also launched a five-point blueprint to advance AI responsibly through laws, policies, regulations, and industry obligations

- Microsoft's five-year, $20 billion commitment to advance our security solutions includes $150 million to help U.S. government agencies upgrade cybersecurity protections. We also enhanced our global skilling initiative with new commitments to help the U.S. and 27 other countries with substantial cybersecurity workforce shortages to grow their number of skilled candidates and increase diversity in the cybersecurity field

- The Company continues transparently tracking and reporting annually on our progress towards our sustainability commitments, sharing our progress, challenges, and learnings as we pursue our commitments to become carbon negative, water positive, zero waste, and to build a Planetary Computer. In fiscal year 2023, we reported that in fiscal year 2022, our business grew by 18 percent and our overall emissions declined by 0.5 percent

- Microsoft is a strong advocate for privacy protection around the globe and offers both our commercial and individual customers tools to help protect and manage their data. We enable our individual customers around the globe to exercise their core data protection rights through our privacy dashboard, where 3.2 million people each month control their data and make meaningful choices about how their data is used

- While much more work remains, we made progress increasing diverse representation and inclusion at Microsoft and invested in our employees to advance our culture and environments where people can do their best work. In fiscal year 2023, Microsoft reported diversity data showing that we are a more diverse Microsoft overall today than we have ever been, with the highest year-over-year representation progress of the past five-year period for many employee communities

Section 2 – Executive Compensation Program

Executive Compensation Philosophy

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership while considering individual and Company performance and alignment with the long-term interests of our shareholders. We achieve our objectives through a compensation program that:

- Provides a competitive total pay opportunity that takes into account our relative scale and performance

- Delivers a majority of our executives' pay through performance-based incentives

- Provides strong alignment with our shareholders, with 83% of the annual target compensation opportunity for our CEO and 80% of the annual target compensation opportunity for our NEOs (on average) delivered in the form of equity awards

- Focuses on the long-term through equity awards with multi-year vesting or performance requirements

- Does not encourage unnecessary and excessive risk-taking, assisted by our stock ownership policy and executive compensation recovery ("clawback") policy

Compensation Best Practices

What We Do

- Maintain a stock ownership policy that reinforces the alignment of executive officer and shareholder interests (including requiring stock ownership of 15x base salary for the CEO)

- Have a strong executive compensation recovery ("clawback") policy to ensure accountability

- Promote long-term focus through multi-year vesting and performance requirements

- Prohibit pledging, hedging, and trading in derivatives of Microsoft securities

- Retain an independent compensation consultant

- Solicit investor feedback on our compensation program and potential enhancements through an extensive shareholder engagement program

- Annual assessment of compensation-related risks

- Settle all long-term incentives in Microsoft stock

What We Don't Do

- No excessive perquisites (e.g., no executive-only club memberships or medical benefits), and no tax gross-ups

- No employment agreements

- No change in control payments or benefits

- No executive-only retirement programs

- No guaranteed bonuses

- No dividends paid on unvested stock awards

- No encouragement of unnecessary and excessive risk taking

Shareholder Engagement

Our executive compensation program is grounded in a compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests. Feedback received from our shareholders through ongoing engagement discussions informs our Compensation Committee's deliberations as it reviews the incentive structures in place on an ongoing basis.

Our Board and our Compensation Committee deeply value the continued interest of and feedback from our shareholders on our executive compensation program and are committed to maintaining an active dialogue with them to ensure their perspectives are thoughtfully taken into account.

We carefully consider both the level of voting support from our shareholders on our say-on-pay vote, as well as comments from shareholders, when evaluating our executive compensation program. At the 2022 Annual Meeting, over 88% of the votes cast supported our advisory resolution on the compensation of our Named Executives ("say-on-pay" vote).

> Engaged with shareholders owning approximately 50% of shares in FY23
>
> Compensation Committee Chair and Lead Independent Director engage with large shareholders (reaching over 20% of outstanding shares in FY23)

As in prior years, in fiscal year 2023 we continued our active shareholder engagement program, discussing compensation and a broad range of ESG issues with shareholders representing approximately 50% of our outstanding shares, including participation by our Compensation Committee Chair and Lead Independent Director. The Compensation Committee Chair and Lead Independent Director joined a set of these calls with investors holding over 20% of outstanding shares to discuss a range of governance topics including the Board's long-term approach to executive compensation.

In evaluating our compensation practices in fiscal 2023, our Compensation Committee was mindful of the support our shareholders expressed for our philosophy and practice of linking executive compensation to operational objectives and shareholder value creation, and did not make any substantial changes to our executive compensation program.

Section 3 – Pay Setting Governance and Process

Our Compensation Committee establishes the design of our executive compensation program. After considering Mr. Nadella's recommendations, our Compensation Committee also approves the annual target compensation (base salaries, target cash incentives, and equity incentive compensation) for our Named Executives, except Mr. Nadella. After considering the recommendation of our Compensation Committee, the independent members of our Board approved Mr. Nadella's base salary, target cash incentive, and target performance stock award, providing no time-based stock awards for fiscal year 2023.

Our Compensation Committee also retains, and seeks the advice of, Pay Governance, an executive compensation consulting firm that is independent of management. See Part 1 – Governance and our Board of Directors – Board Committees for more information on Pay Governance's role and independence as an advisor to the Compensation Committee.

Competitive Pay

We compete for senior executive talent with global information technology companies, large market capitalization U.S. companies, and smaller, high-growth technology businesses, depending on the role. The current technology labor market is hyper-competitive with demand growing faster than the supply of specialized technical talent, resulting in significant increases in compensation at many of the companies with which we compete for this talent. The same conditions exist in the market for executive-level talent that can provide innovative leadership while managing at a global scale across several complex businesses. We expect these trends to continue and will work to ensure our approach to executive compensation is responsive to evolving market conditions.

Approach to Compensation Benchmarking

To ensure that our Board and Compensation Committee have current information to set appropriate compensation levels, we conduct an executive compensation market analysis each year that draws from third-party compensation surveys and publicly available data for a group of peer companies. We supplement this analysis with additional market information specific to each executive's role and responsibilities, including information gleaned from our experience recruiting for executive positions at Microsoft. While this market analysis and supplemental data inform the decisions of the independent members of our Board and our Compensation Committee on the range of compensation opportunities, we do not tie Named Executive compensation to specific market percentiles. Because other companies actively recruit our executives to fill CEO and other senior leadership positions, we supplement market information with data on external opportunities potentially available to our executives. We also consider the relationship of annual target compensation among internal peers.

In setting our fiscal year 2023 executive compensation program design and compensation levels, we considered pay practices at the largest technology and general industry companies that our Compensation Committee believes are led by executives with similarly complex roles and responsibilities. Our Compensation Committee also screened these companies to ensure they had a significant presence outside the U.S. and excluded companies in the financial services sector because of the different regulatory environment in which they operate.

Peer Group Used for Fiscal Year 2023 Pay Analysis

For fiscal year 2023, the Compensation Committee reviewed the evolution of our business against our historical peer group, and as a result approved the use of two peer groups to better reflect the differentiated business, talent and, in some cases, pay models, across sectors:

- Primary Peer Group of bellwether technology companies, which reflect Microsoft's more direct competitors for executive talent

- Secondary Peer Group of "large cap" general industry companies, which reflect the complexities of operating large, global, innovative businesses and Microsoft's broader competition for executive talent

The companies in the fiscal year 2023 peer groups are:

Primary Peer Group – Technology

Adobe	Amazon	Cisco Systems	Intel	Oracle	Salesforce
Alphabet	Apple	IBM	Meta	Qualcomm	

Secondary Peer Group – General Industry

Accenture	Comcast	Johnson & Johnson	Netflix	Procter & Gamble	Verizon
AT&T	Honeywell	Merck	Pfizer	Tesla	Walt Disney

Given Microsoft's significant size, scale, and growth, Microsoft is larger than the typical company in both peer groups, which is a factor when we set executive pay. The following charts show Microsoft's position within the combined peer groups on the two screening criteria. Data are presented in billions as of August 1, 2023, with annual revenue based on the most recent publicly reported fiscal year-end data.


= Microsoft's Position
Market Cap
$2,499
Microsoft
98th Percentile
$102
Lowest
$215
Median
$3,095
Highest
~12X Median
Annual Revenue
$212
Microsoft
89th Percentile
$18
Lowest
$80
Median
$514
Highest
~3X Median

Performance-Based Pay and Goal Setting

Our incentive compensation arrangements are tied to specific performance measures that drive long-term performance and value creation. For fiscal year 2023:

- Over 95% of our CEO's annual target compensation opportunity was performance-based and over 50% of the total pay opportunity for other Named Executives was performance-based
- 70% of our CEO's annual cash incentive was tied to achieving pre-established financial metric targets (50% for our other Named Executives)
- 100% of our CEO's annual target equity opportunity was delivered in the form of a performance-based stock award (50% for our other Named Executives), with payouts based on achievement against pre-established quantitative performance metrics
- Management and our Compensation Committee discussed in detail the metrics that determine performance stock awards to ensure they are leading indicators that will drive long-term performance and value creation. The Committee establishes rigorous goals for each metric that require significant year-over-year improvement in order for target awards to be earned
- Performance stock awards include a relative TSR modifier to strengthen the alignment of the interests of our Named Executives with the long-term interests of our shareholders; in order for the TSR modifier to affect the performance stock awards positively, our relative TSR must be above the 60th percentile of the S&P 500

Our Compensation Committee sets cash incentive and performance stock award ("PSA") metric targets at the levels established, after review and engagement by the Board, for internal budgeting purposes. These targets are intended to be challenging but achievable. Our Compensation Committee then determines thresholds, maximums, and interim payout levels after considering historical data, upside/downside scenarios, sensitivity analysis, and year-over-year growth comparisons, to ensure rigorous alignment of payouts to performance. We set thresholds that we believe are reasonably achievable and maximums that we believe can be reached only with exceptional performance. Our Compensation Committee actively reviews the appropriateness of payout thresholds and maximums for each metric. Our Compensation Committee focuses on ensuring that our challenging goals, when achieved, will result in long-term shareholder value creation and, historically, our performance against these challenging goals has led to substantial returns to our shareholders.

Focus on Pay for Performance

Over 95% of the annual target compensation opportunity for the CEO is performance-based and over 50% for our other Named Executives. All Named Executive Officers had at least 70% of the annual target compensation delivered in the form of equity awards, with average across all Named Executives over 80%, to incentivize a long-term focus and align their interests with those of our shareholders.

Fiscal Year 2023 Pay Mix


CEO
Base Salary
4.2%
Cash Incentives
12.5%
Performance Stock Award
83.3%
Performance Based
95.8%
All Other NEOs
Stock Award
40.5%
Base Salary
5.6%
Cash Incentives
13.4%
Performance Stock Award
40.5%
Performance Based
53.9%

Section 4 – Fiscal Year 2023 Compensation Program Design

Consistent with our philosophy, the compensation program for our Named Executives in fiscal year 2023 consisted of an annual base salary plus annual cash and equity incentives awarded under our Executive Incentive Plan ("Incentive Plan").

Annual cash incentives were performance-based, with 70% determined formulaically based on achievement against pre-established financial targets for our CEO (50% for our other Named Executives) and 30% determined based on operational performance in three weighted performance categories for our CEO (50% for our other Named Executives). Our Compensation Committee and the independent members of our Board believe this allocation strengthens our CEO's accountability to achieving results on the objective financial metrics that most closely align with our business strategy and provides a strong incentive for our other Named Executives to drive performance on those key initiatives, which we believe strongly contributes to our success.

Equity incentives under the Incentive Plan were allocated 100% to target PSAs for our CEO. Equity incentives under the Incentive Plan were allocated 50% to target PSAs and 50% to stock awards with four-year vesting ("SAs") for our other Named Executives. Our Compensation Committee and the independent members of our Board believed the 100% PSA level for our CEO will strengthen the alignment of his pay and Microsoft's long-term performance, while the 50/50 balance between PSAs and SAs appropriately supported our long-term business goals and long-term retention incentives for our other Named Executives, while also aligning their interests with those of our shareholders.

Base Salaries

Our Named Executives' base salaries align with the scope and complexity of their roles, their capabilities, and competitive market conditions.

Annual Cash Incentives

Cash incentives are determined in two performance categories for our CEO and other NEOs, as follows:



CEO

Financial (70%)

35% Incentive Plan Revenue*
35% Incentive Plan Operating Income*

+

Operational Assessment (30%)

10% Product & Strategy
10% Customers & Stakeholders
10% Culture, Diversity & Sustainability

NEO

Financial (50%)

25% Incentive Plan Revenue*
25% Incentive Plan Operating Income*

+

Operational Assessment (50%)

16.67% Product & Strategy
16.67% Customers & Stakeholders
16.66% Culture, Diversity & Sustainability

X

Individual Target Cash Incentive ($)
Base Salary x Target Cash Incentive (%)

=

Individual Cash Incentive Award ($)

* "Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures defined on page 43.

Financial

We include financial performance measures in our cash incentives to measure our success in meeting internal annual financial performance goals for revenue and profitability which we believe drive long-term value creation.

For fiscal year 2023, the financial portion of the annual cash incentives was determined based on meeting pre-established performance targets for Incentive Plan Revenue and Incentive Plan Operating Income. The fiscal year 2023 Incentive Plan Revenue and Incentive Plan Operating Income performance targets were based on meeting the Company's fiscal year 2023 internal operating budget.

Operational Assessment

The operational assessment portion of each Named Executive's fiscal year 2023 annual cash incentives was determined based on evaluation of their individual contributions to the furtherance of financial, operational, strategic, and ESG indicators in three performance categories. The performance indicators varied based on the Named Executive's responsibilities and the function or group he or she leads, and may have included (in alphabetical order in each category):

 **Product & Strategy**

- Efficiency and productivity
- Innovation
- Product development and implementation of strategic roadmap
- Quality
- Revenue, consumption, and market share

 **Customers & Stakeholders**

- Customer and partner engagement and outreach
- Customer satisfaction
- Developer engagement

 **Culture, Diversity & Sustainability**

- Compliance and integrity
- Culture
- Diversity and inclusion
- Organizational health
- Sustainability and carbon reduction

For Mr. Nadella, the independent members of our Board also considered:

- Input from Microsoft's senior executives about Mr. Nadella's leadership

- Mr. Nadella's evaluation of Microsoft's and his individual performance over the past fiscal year

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

Equity Compensation

Under the Incentive Plan, each year, our Named Executives receive PSAs and our Named Executives, other than Mr. Nadella, receive SAs.

Performance Stock Awards

PSAs are designed to encourage our executives to achieve rigorous goals in key performance metrics to drive long-term performance and value creation.

Due to the dynamic nature of our business and the specificity of the performance metrics that are chosen under our PSA program, we believe that measuring performance annually over our three-year performance period and modifying the actual awards eligible to be earned based on our three-year relative TSR provides the most accurate and holistic assessment of Microsoft's long-term trajectory and performance achievements.

Fiscal Year 2023 Performance Stock Award Metrics and Weights

Fiscal year 2023 PSA metrics are strategic measures that drive long-term performance and value creation. Targets for the PSA metrics are set at the target levels established under Microsoft's fiscal year business plan and are intended to be difficult but attainable, and additional information about our goal-setting process is on page 47. The metrics and weights used for fiscal year 2023 are in the table below.

Fiscal Year 2023 PSA Metrics

Performance Metrics	Description	Weights
Microsoft Cloud Revenue*	Revenue from Azure and other cloud services, Office 365 Commercial, the commercial portion of LinkedIn, Dynamics 365, and other commercial cloud properties	30%
Microsoft Cloud Subscribers Growth	Paid seats for current or new per-user SaaS cloud services primarily in commercial customer segment	20%
Teams Monthly Active Usage Growth	Unique monthly active users of Teams in Enterprise, Corporate, Small and Medium Business, Education, and Consumer	20%
Xbox Content & Services Revenue Growth*	Revenue from Xbox content and services, comprising first- and third-party content (including games and in-game content), Xbox Game Pass and other subscriptions, Xbox Cloud Gaming, advertising, third-party disc royalties, and other cloud services	10%
Windows 10/11 MAD Growth	Windows monthly active devices ("MAD") growth is defined as the count of Windows 10 and Windows 11 devices that were active in the last 28 days from a given date. The term device refers to Windows PCs and Tablets.	10%
LinkedIn Sessions	Measure of member visits as a leading indicator of the overall quality of the LinkedIn member experience and opportunity for members to realize their economic opportunity	10%

* "Microsoft Cloud Revenue" and "Xbox Content & Services Revenue Growth", when used as PSA metrics in this Compensation Discussion and Analysis, are non-GAAP financial measures defined on page 47.

The fiscal year 2023 PSA metrics were used to establish performance goals for (i) year 3 of the 2021 PSAs, (ii) year 2 of the 2022 PSAs, and (iii) year 1 of the 2023 PSAs, as shown below.


PSA Metric Year
FY21
FY22
FY23
FY24
FY25
FY21 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY22 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY23 PSA
Year 1
Year 2
Year 3
3-year relative TSR

Our fiscal year 2023 PSA metric results can be found on page 47.

Results for the three years may be modified based on our Relative TSR percentile ranking as compared to the S&P 500, as shown below. Microsoft's absolute TSR must be positive for the modifier to increase the amounts of compensation earned above 100%.

3-year Relative TSR Ranking[1]	Modifier
20th Percentile & Below	75.00%
30th Percentile	87.50%
40th to 60th Percentile	100.00%
70th Percentile	125.00%
80th Percentile & Above	150.00%

(1) Relative TSR percentile ranking as compared to the S&P 500 results in the above payout modifiers

Stock Awards

Stock awards were granted under the Incentive Plan in September 2022 for shares of Microsoft common stock to Named Executives other than Mr. Nadella. These stock awards vest over four years, with 25% vesting on August 31, 2023 and 12.5% each six-months thereafter, to support long-term focus and align with shareholders' interests as the value of such awards is dependent on our stock price and vesting is subject to continued employment except as described on pages 48-49 below.

No Other Fiscal Year 2023 Compensation

During fiscal year 2023, the Compensation Committee and independent members of our Board awarded no other compensation to our Named Executives.

Section 5 – Fiscal Year 2023 Compensation Decisions and Results

Our Named Executives were awarded the following compensation in fiscal year 2023:

Fiscal Year 2023 Base Salaries

As part of the annual review of target compensation opportunities, our Compensation Committee and, for Mr. Nadella, the independent members of our Board, reviewed the base salaries of our Named Executives in September 2022. The independent members of our Board did not increase the base salary of Mr. Nadella, which it continued to believe was reasonable and appropriate given his role, capabilities, and experience, as well as the Company's relative scale and performance. Our Compensation Committee also did not increase the base salaries of any of the NEOs based on a competitive market review.

Fiscal Year 2023 Cash Incentive Awards

We did not increase our target cash incentive opportunities in fiscal year 2023 as a percentage of base salary for the same reasons that we did not increase base salaries. For fiscal year 2023, these opportunities were: Mr. Nadella – 300%; Ms. Hood – 250%; Mr. Althoff – 250%; Mr. Smith – 250%; and Mr. Young – 200%.

Our Compensation Committee and, for Mr. Nadella, the independent members of our Board, determined the fiscal year 2023 cash incentive awards. These were based on two performance categories: financial results and operational performance results.

Final results under each portion of the cash incentive, and the resulting awards, were as follows:

	Nadella	Hood	Althoff	Smith	Young
Financial results (70% CEO / 50% other NEOs)	63.61%	63.61%	63.61%	63.61%	63.61%
Operational results (30% CEO / 50% other NEOs)	136.67%	120.00%	123.34%	126.67%	106.66%
Total FY23 cash incentive (% of target)	85.53%	91.81%	93.48%	95.14%	85.14%
Total FY23 cash incentive ($)	6,414,750	2,295,250	2,243,520	2,378,500	1,447,380

Financial Results

The fiscal year 2023 financial performance measures are shown below, resulting in a weighted payout of 63.61%. We note that our Incentive Plan Revenue result was 95.38% of target, which equated to a 10.98% fiscal year 2023 growth rate, further demonstrating our commitment to rigorous goal setting.

Financial Results ($ in billions)	FY22 Actual	FY23 Threshold	FY23 Target	FY23 Maximum	FY23 Actual	FY23 Growth Rate
FY23 Incentive Plan Revenue	$198.30	$216.90	$230.75	$243.44	$220.08	10.98%
FY23 Incentive Plan Operating Income	$80.47	$88.54	$96.77	$109.35	$91.13	13.25%

"Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures. We calculate Incentive Plan Revenue by adjusting GAAP Revenue for (1) the net impact of revenue deferrals, (2) credits and incentives, and (3) the effect of foreign currency rate fluctuations. We exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP (i.e., adjusted for the items in the preceding two sentences) results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the current period, rather than the actual exchange rates in effect during the respective periods. For fiscal year 2023, we calculated Incentive Plan Operating Income by adjusting GAAP Operating Income for the effect of foreign currency rate fluctuations. These Incentive Plan financial metrics differ from the non-GAAP financial results we report in our quarterly earnings release materials. They should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Operational Results

Satya Nadella

The key results influencing the Compensation Committee and the independent members of our Board decisions on the operational performance portion of Mr. Nadella's cash incentive are set forth below. Results are out of a possible 200% in each category.

Average Financial: 63.61%	**+**	**Average Operational:** 136.67%	**=**	**Overall Bonus:** 85.53%

Product & Strategy (10%)   150%

Mr. Nadella's vision, decisiveness, and leadership enabled Microsoft to excel in product and strategy during fiscal year 2023 and positioned the Company to be the acknowledged leader in AI for a changing world by:

- Establishing leadership in AI infrastructure and capturing early AI market momentum through achievements such as the launch of Microsoft 365 Copilot, Azure OpenAI Service, and the new Bing and Edge.
- Launching Microsoft Fabric as the most unified and AI-enabled analytics platform with over 8,000 active customer trials.
- Critical Security leadership, as evidenced by increasing customer adoption of Microsoft security services and solutions and the innovation and thought leadership in Security AI with Security Copilot.
- Achieving an all-time high in LinkedIn user engagement.
- Growing total revenue by 7% year-over-year, with a significant portion of growth being delivered by new investments and innovation.

Customers & Stakeholders (10%)   150%

Again, in fiscal year 2023, Mr. Nadella furthered Microsoft's success as the preferred or primary cloud partner for an increasing number of premier, global organizations while also expanding Microsoft's share among Digital Natives.

- Microsoft launched or expanded its Enterprise partnerships with leading organizations.
- Digital Natives comprise one of Microsoft's fastest-growing segments, turning to Microsoft for their cloud infrastructure, data, and AI needs.
- On the consumer front, Microsoft partnered with Netflix to launch Netflix's first ad-supported subscription tier, launched Bing Chat, and achieved strong user engagement on Microsoft's gaming platforms.

Culture, Diversity & Sustainability (10%)   110%

Mr. Nadella navigated Microsoft through a volatile year – with many key successes and challenges.

- Mr. Nadella directed a substantive and thought-leading approach to AI governance and continues to represent Microsoft in leading the commitment to responsible AI across the private and public sector.
- Microsoft successfully navigated new cybersecurity regulations while also sustaining strong cybersecurity support for Ukraine and NATO and adding to its influence and capability around foreign cyber operations.
- Mr. Nadella led Microsoft in the Company's achievement of several key sustainability milestones, including:
  - Developing a more comprehensive and strategic approach to strengthening internal carbon accounting capabilities and reducing Microsoft's carbon footprint.
  - Providing just under one million people with clean water and sanitation solutions by the end of calendar year 2022.
  - Directing the enhancement of sustainability on Microsoft's own properties – including reducing, reusing, and recovering waste on campus and in data centers.
- While Microsoft was not immune to the workforce reductions experienced by many technology organizations, Mr. Nadella's leadership encouraged a focus on dignity and respect for impacted employees throughout the process.
- Mr. Nadella led by example in retaining the Company's focus on diversity and inclusion through global employee resource group (ERG) events and senior leadership support.

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

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Other Named Executives

The key results influencing our Compensation Committee's decisions on the operational performance category portion of the cash incentive for the other Named Executives are summarized below.

Amy E. Hood, Executive Vice President and Chief Financial Officer

- Delivered solid financial performance and cost management, while returning over $38 billion in cash to shareholders in the form of share repurchases and dividends.
- Drove effective resource reallocation to fund AI transformation.
- Continued intense focus on building efficiencies through process simplification, improvement and execution to drive operating leverage and align our cost structure with our revenue growth.
- Demonstrated leadership on ESG efforts in sustainability, the Company's racial equity initiative, and affordable housing investments.
- Championed for diversity and inclusion driving increased representation across the Finance organization.

Judson B. Althoff, Executive Vice President and Chief Commercial Officer

- Clear and effective leadership of Microsoft Customer & Partner Solutions ("MCAPS") group to help deliver strong performance contributing to revenue growth.
- Championed customer and partner engagement across the company, including driving AI transformation across numerous engagements.
- Continued to streamline processes and enhance deal agility to optimize customer experiences.
- Doubled down on driving MCAPS high-performance mindset and culture, providing greater clarity and alignment of business priorities and increasing confidence in career development.
- Steady focus on advancing diversity and inclusion efforts.

Bradford L. Smith, Vice Chair and President

- Championed Microsoft efforts on responsible AI practices, messages and public policy issues, including publishing a blueprint for "Governing AI".
- Continued leadership in combatting disinformation and foreign cyber influence operations.
- Continued efforts to protect fundamental rights including access to the internet with a new strategy for the Airband program through new partnerships and broader focus to a wider range of technologies.
- Led efforts to close the Activision Blizzard acquisition.
- Drove strong performance for Microsoft Philanthropies in supporting products and services for non-profits.
- Led progress on environmental sustainability and strengthened capabilities across the Company to connect the Company's product strategy, data & reporting, and our public policy efforts.

Christopher D. Young, Executive Vice President, Business Development, Strategy, and Ventures

- Key role in support of AI transformation efforts, providing thought leadership for business leaders on AI transformation strategies for their organizations.
- Drove foundational partnerships and investments for the Company in strategic new growth areas.
- Served as a key driver in important strategic transactions and corporate acquisitions.
- Increased M12 Venture Fund engagements with early-stage companies.
- Provided thought leadership on the importance of diversity and inclusion in the technology industry.

Fiscal Year 2023 Stock Awards

The fiscal year 2023 PSAs and SAs granted to our Named Executives under the Incentive Plan are listed below. We did not increase our target award values for our Named Executives, except in the case of Mr. Althoff whose target award value increased from $12,600,000 to $14,640,000 based on a competitive market review.

Named Executive	PSAs (Target Number of Shares)[1]	SAs (Number of Shares)[2]	Aggregate Target Award Value[3] ($)
Satya Nadella	191,226	0	50,000,000
Amy E. Hood	33,465	33,465	17,500,000
Judson B. Althoff	27,996	27,996	14,640,000
Bradford L. Smith	29,641	29,641	15,500,000
Christopher D. Young	14,342	14,342	7,500,000

(1) The PSAs vest in full following the end of the three-year performance period, with the number of shares earned determined based on performance against goals set for each year in the period and relative TSR results for the period.

(2) The SAs vest 25% on August 31, 2023, and 12.5% each six months thereafter until fully vested. Vesting is subject to continued employment except as described on pages 48-49 below.

(3) Awarded value (in dollars) was converted to shares using the closing share price on August 31, 2022, rounded up to a whole number.

The amounts listed in the table above for fiscal year 2023 PSAs will not match the amounts in the "Stock Awards" column in the Summary Compensation Table or the Grants of Plan-Based Awards table. Because the grant date of a PSA occurs when the performance targets are set, and targets under our PSA awards are established annually, SAs listed in the Summary Compensation Table and Grants of Plan-Based Awards table include portions of current and prior year PSA awards, as described in more detail in Note (2) to the Summary Compensation Table on page 51.

Fiscal Year 2021 PSAs (Completed Performance Period)

Our Compensation Committee (and for Mr. Nadella, the independent members of our Board) granted PSAs in fiscal year 2021 that pay out based on specific pre-established, performance goals and strategic performance objectives tied to creating long-term shareholder value as well as our TSR performance relative to the S&P 500. Performance was measured over the three-fiscal year performance period ending June 30, 2023.

FY21 PSA	Core Metric Year			3-Year Performance Period FY21 – FY23				
	FY21 Year 1	FY22 Year 2	FY23 Year 3	3-Year Core Metric Average		3-Year rTSR Modifier		Final Payout
Payout %	144.07%	95.75%	99.65%	113.16%	x	128.95%	=	**145.92%**

The actual performance under the fiscal year 2021 PSAs reflected the strong business achievement on core metrics and Microsoft's relative TSR during this period. Performance against the core metrics under these PSAs is shown in the following table:

Fiscal Year 2021 PSA Core Metric Performance and Payout Percentages

PSA Core Metrics	Aggregate Weighting	Weighting	Threshold	Target	Maximum	Actual Result	Final Payout
FY21 Core Metrics – Year 1[1]	**1/3**						**144.07%**
FY22 Core Metrics – Year 2[2]	**1/3**						**95.75%**
FY23 Core Metrics – Year 3	**1/3**						**99.65%**
Microsoft Cloud Revenue[3]		30%	$107.64	$116.51	$125.69	$113.26	81.68%
Microsoft Cloud Subscribers Growth		20%	8.96%	18.57%	28.88%	14.12%	76.85%
Teams Monthly Active Usage Growth		20%	-12.80%	5.58%	22.14%	12.39%	141.12%
Xbox Content and Services Revenue Growth[3]		10%	-16.45%	4.44%	25.33%	0.70%	91.05%
Windows 10/11 Monthly Active Devices Growth		10%	-4.90%	5.67%	12.01%	5.51%	99.24%
LinkedIn Sessions		10%	68.59	73.75	78.91	75.05	125.19%
FY21 PSA 3-Year Average Payout							**113.16%**

(1) Fiscal Year 2021 Core Metrics results related to Microsoft Cloud Revenue (weighted at 33%) with a resulting payout of 121.69 for the first half of the fiscal year and 157.07% for the second half of the fiscal year, Microsoft Cloud Subscribers (weighted at 32%) with a resulting payout of 196.54%, Teams Monthly Active Usage (weighted at 20%) with a resulting payout of 81.36%, Xbox Game Pass Subscribers (weighted at 5%) with a resulting payout of 82.28%, Surface Revenue (weighted at 5%) with a resulting payout of 200% for the first half of the fiscal year and 0% for the second half of the fiscal year, and LinkedIn Sessions (weighted at 5%) with a resulting payout of 195.97%.

(2) Fiscal Year 2022 Core Metric results related to Microsoft Cloud Revenue (weighted at 30%) with a resulting payout of 126.39%, Microsoft Cloud Subscribers Growth (weighted at 20%) with a resulting payout of 68.91%, Teams Monthly Active Usage Growth (weighted at 20%) with a resulting payout of 50.92%, Xbox Game Pass Subscribers (weighted at 10%) with a resulting payout of 56.80%, Windows OEM Revenue Growth (weighted at 10%) with a resulting payout of 191.15%, and LinkedIn Sessions (weighted at 10%) with a resulting payout of 90.66%.

(3) For revenue related metrics dollar values are calculated using constant dollars, which removes the impact of currency fluctuations from period-over-period comparisons.

Microsoft Cloud Revenue (FY23, FY22, and FY22 core Metric), Surface Revenue (FY21 Core Metric), Windows OEM Revenue Growth (FY22 Core Metric) and Xbox Content & Services Revenue Growth (FY23 Core Metric), when used as PSA metrics in this Compensation Discussion and Analysis, are non-GAAP financial measures, calculated by adjusting GAAP results for these metrics (as defined in our Annual Report on Form 10-K for the fiscal year ended June 30, 2023) for the effect of foreign currency rate fluctuations. We exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the fiscal year, rather than the actual exchange rates in effect during the respective periods. These metric results differ from certain non-GAAP financial results we report in our quarterly earnings release materials; they should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

Metric (FY23) ($ in billions)	FY22 Actual[1]	FY23 Target	FY23 Actual	FY23 Growth Rate
FY23 Microsoft Cloud Revenue	$89.27	$116.51	$113.26	26.9%

(1) FY22 actual results are presented in FY23 constant dollar exchange rates, which removes the impact of currency fluctuations from period-over-period comparisons.

Relative TSR Modifier

The core metric results for the fiscal year 2021 PSAs were then subject to adjustment based on the relative TSR performance modifier, which compares our TSR for the three-fiscal year performance period to the TSR of the S&P 500. Our absolute TSR for the performance period satisfied the PSA payout requirement that TSR be positive. Our TSR relative to the S&P 500 was at the 72nd percentile of the S&P 500, below the 80th percentile performance that is a condition to receiving the maximum 150% multiplier.

Peer Group Index	FY21 PSA Performance Period	Relative Total Shareholder Return	Modifier Payout
S&P 500	July 1, 2020 – June 30, 2023	72nd percentile	128.95%

Based on this result, the total payment percentage for the fiscal year 2021 PSAs was increased by 28.95%, resulting in the payout to our Named Executives of 145.92% of the target fiscal 2021 PSA shares.

Fiscal Year 2022 and 2023 PSAs (Open Performance Periods)

Performance under the fiscal year 2022 and 2023 PSAs will be determined following the end of the three-year performance periods ending June 30, 2024 and 2025, respectively. The number of shares of common stock to be earned will be based on an assessment of (1) performance against the metric goals during the applicable performance period, and (2) Microsoft's relative TSR during the period. Microsoft's relative TSR will not increase the shares earned for a performance period unless Microsoft's absolute TSR for the performance period is positive. The metrics and relative weights under the fiscal year 2022 and 2023 PSAs are set forth on page 47 in the table labeled Fiscal Year 2021 PSA Core Metric Performance and Payout Percentages.

Section 6 – Other Compensation Policies and Information

No Significant Executive Benefits and Perquisites

Our Named Executives are eligible for the same benefits available to our other full-time employees. In the U.S., our benefits include our section 401(k) plan, employee stock purchase plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all U.S. employees, we maintain a nonqualified deferred compensation plan for our U.S. executive officers and senior managers. This deferred compensation plan is unfunded, and participation is voluntary. The deferred compensation plan allows our Named Executives to defer their base salary, the cash portion of their Incentive Plan awards, and certain on-hire bonuses. We do not contribute to the deferred compensation plan. Named Executives are eligible for matching gifts for charitable donations above the maximum for our other U.S.-based full-time employees.

During fiscal year 2023, we provided no executive-only perquisites or other personal benefits to our Named Executives other than matching gifts made to charitable organizations.

Post-Employment Compensation

Our Named Executives do not have employment contracts. No Named Executive is entitled to any payments or benefits following a change in control of Microsoft.

Our Named Executives may be eligible for additional vesting of their outstanding SAs following termination of employment on the same terms as our other employees. Consistent with our policy for U.S. employees at all levels, our Named Executives who retire from Microsoft after (a) age 65 or (b) age 55 with 15 years of continuous service are eligible for the continuation of vesting of outstanding SAs granted at the time of the annual rewards period if the award was granted over one year before the date of retirement. A pro-rata portion of PSA shares will also continue vesting if the retirement occurs more than one year after the beginning of the performance period. As of June 30, 2023, of our Named Executives only Mr. Nadella and Mr. Smith were retirement-eligible. All employees whose employment with Microsoft terminates due to death or total and permanent disability generally fully vest in their outstanding SAs. Our PSAs vest for the target number of shares upon death or total and permanent disability. The value of our Named Executives' SAs and PSAs that would have vested assuming a June 30, 2023 termination of employment due to death or total and permanent disability, or due to retirement on that date, are set forth in the table at page 55.

In addition, our Named Executives are eligible to participate in the Microsoft Senior Executive Severance Benefit Plan ("Severance Plan"). The Severance Plan was adopted to help ensure continuity of key leaders by providing designated executives severance payments and benefits if their employment is terminated without cause. For purposes of the Severance Plan, "cause" means (i) a conviction or plea of guilty or no contest to a felony or certain misdemeanors; (ii) engaging in gross misconduct; (iii) repeated failure to substantially perform the duties of the Named Executive's role; (iv) violation of any securities laws; or (v) violation of Microsoft's policies designed to prevent violations of law.

The Severance Plan payments and benefits have four components – cash, stock vesting, continued health care, and outplacement assistance – all provided by Microsoft. Cash payments consist of (i) a severance payment equal to 12 months' base salary plus target annual cash incentive award, payable in a lump sum within 60 days after termination of employment; and (ii) a pro-rata payment of the Named Executive's target annual cash incentive award for the partial year of work, payable in a lump sum at the same time other Incentive Plan cash awards for the year are paid. Stock vesting applies to SAs and PSAs. SAs that otherwise would vest in the 12-month period after employment terminates continue to vest. After the first year of the PSA performance period is completed, a pro-rata portion of any PSA shares will also vest, and the number of shares subject to pro-ration is the lesser of the target award shares or the shares that are otherwise earned and payable after the end of the performance period. Continued contributions to premiums for COBRA health care continuation coverage and outplacement assistance will be provided on the

1 GOVERNANCE AND
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same terms as are available to other employees whose employment is terminated without cause. There is no change-in-control provision in the Severance Plan. To receive the Severance Plan payments and benefits, the Named Executive must execute a separation agreement that includes a release of claims in favor of Microsoft, confidentiality and non-disparagement provisions, and 12-month non-compete/non-solicitation restrictions. Our Named Executives' Severance Plan benefits assuming a termination of employment without cause on June 30, 2023, are set forth in the table at page 55.

Mr. Nadella participates in the Severance Plan on the same terms as our other executive officers.

Strong Clawback Policy

Accountability is a fundamental value of Microsoft. To reinforce this value through our executive compensation program, our executive officers, other members of the SLT, and our Chief Accounting Officer are subject to a strong 'no fault' executive compensation recovery ("clawback") policy. Under this policy, our Compensation Committee may seek to recover payments of incentive compensation in the event of a restatement, as defined under the recently approved incentive-based compensation recovery provisions of the Dodd-Frank Act and the Nasdaq listing rules. Our Compensation Committee may also seek recovery of any incentive compensation awarded during a period where a covered executive committed a significant legal or compliance violation, irrespective of whether such violation occurred in connection with a restatement. Our executive compensation recovery policy is available on our website at aka.ms/policiesandguidelines.

Robust Stock Ownership Policy

Our executive officers and certain other senior executives are required to maintain a minimum equity stake in Microsoft. This policy embodies our Compensation Committee's belief that our most senior executives should maintain a significant personal financial stake in Microsoft to promote a long-term perspective in managing our business. In addition, the policy helps align executive and shareholder interests, which reduces incentive for excessive short-term risk taking. Each covered executive is required to acquire and maintain ownership of shares of Microsoft common stock equal to a specified multiple of his or her base salary, which for our Named Executives ranges from 8 to 15 times base salary, as shown in the table below. Each covered executive must retain 50% of all net shares (post-tax) that vest until achieving his or her minimum share ownership requirement.

Named Executive	Share Ownership Requirement as of June 30, 2023
Satya Nadella	15x base salary
Amy E. Hood	8x base salary
Judson B. Althoff	8x base salary
Bradford L. Smith	8x base salary
Christopher D. Young	8x base salary

In fiscal year 2023, each of our Named Executives complied with our stock ownership policy. Our stock ownership policy is available on our website at aka.ms/policiesandguidelines.

Hedging and Pledging Policy

Our Named Executives are subject to our Derivatives Trading, Hedging, and Pledging policy described on page 14.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes an annual deduction limit of $1 million on the amount of compensation paid to each of the CEO, the CFO, and certain other current or former named executive officers (together, "covered employees"). Compensation to our Named Executives over this limit is nondeductible.

Annual Compensation Risk Assessment

We performed an annual assessment for our Compensation and Audit Committees of our Board of Directors to determine whether the risks arising from our fiscal year 2023 compensation policies and practices were reasonably likely to have a material adverse effect on Microsoft. Our assessment reviewed the material elements of executive and non-executive employee compensation. We concluded these policies and practices do not create risk that is reasonably likely to have a material adverse effect on Microsoft.

The structure of our compensation program for our executive officers does not incentivize unnecessary or excessive risk-taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. The Incentive Plan awards have these risk-limiting characteristics:

- Cash incentive awards under the Incentive Plan are limited to 200% of a target cash incentive award

- Cash incentive awards are structured 50% (70% for CEO) based on pre-established goals (balance of growth and profitability goals) and 50% (30% for CEO) based on operational performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance

- The majority of Incentive Plan award value is delivered in awards for shares of Microsoft common stock with multi-year vesting schedules or performance periods, which aligns the interests of our executive officers to long-term shareholder interests

- We maintain robust executive stock ownership requirements ranging from 5x to 15x annual salary, which reduces incentive for excessive short-term risk taking

- PSA metrics further diversify the elements of the program to minimize the incentive to produce any particular outcome

- PSAs use Company-wide measures that are not specific to any one executive officer's sphere of responsibility and that apply equally to all participants to encourage a unified and responsible approach to achieving financial and strategic goals

- Overlapping performance periods for PSAs limit the impact of short-term business performance or share price fluctuations on final outcomes

- Equity awards are not made in the form of stock options, which may provide an asymmetrical incentive to take unnecessary or excessive risks to increase the market price of Microsoft common stock

- Members of our Compensation Committee (or for Mr. Nadella, the independent members of our Board of Directors) approve all Incentive Plan awards to executive officers, including performance achievement levels that determine final payout outcomes, and have the opportunity to reduce payments and use negative discretion, if appropriate

- Awards are subject to the Company's Executive Compensation Recovery policy

Awards are subject to our Executive Compensation Recovery Policy, described in this Section 6 – Other Compensation Policies and Information – Strong Clawback Policy.

Executive officers are subject to our executive stock ownership requirements, described in this Section 6 – Other Compensation Policies and Information – Robust Stock Ownership Policy.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
Carlos A Rodriguez (Chair)
Sandra E. Peterson
Charles W. Scharf
Emma N. Walmsley
Padmasree Warrior

Fiscal Year 2023 Compensation Tables

Summary Compensation Table

This table contains information about compensation awarded to our Named Executives for the fiscal years ended June 30, 2023, 2022, and 2021. None of our Named Executives received stock options, or reimbursements for relocation expenses or tax-gross-up payments, during those years.

Named Executive and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Non-equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Satya Nadella Chairman and Chief Executive Officer	2023	2,500,000	0	39,236,137	6,414,750	361,650	48,512,537
	2022	2,500,000	0	42,269,560	10,066,500	110,250	54,946,310
	2021	2,500,000	0	33,036,030	14,212,500	109,750	49,858,280
Amy E. Hood Executive Vice President and Chief Financial Officer	2023	1,000,000	0	16,450,701	2,295,250	156,946	19,902,897
	2022	1,000,000	0	21,681,666	3,575,500	62,415	26,319,581
	2021	995,833	0	17,864,404	4,543,490	62,414	23,466,141
Judson B. Althoff Executive Vice President and Chief Commercial Officer	2023	960,000	0	12,848,921	2,243,520	152,277	16,204,718
	2022	960,000	0	14,420,730	3,412,560	55,708	18,848,998
Bradford L. Smith Vice Chair and President	2023	1,000,000	0	14,524,413	2,378,500	212,777	18,115,690
	2022	993,333	0	18,753,465	3,551,664	110,277	23,408,739
	2021	943,333	0	15,098,855	4,303,958	109,750	20,455,896
Christopher D. Young[5] Executive Vice President, Business Development, Strategy, and Ventures	2023	850,000	0	7,355,407	1,447,380	163,127	9,815,914
	2022	850,000	1,500,000	7,131,582	2,133,840	105,036	11,720,458
	2021	541,875	3,500,000	22,594,634	1,788,188	70,386	28,495,083

(1) Includes installments of on-hire bonus payable to Mr. Young in fiscal years 2022 and 2021.

(2) Includes the grant date fair values for SAs and PSAs calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. The value of PSAs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when performance targets are approved, and we approved performance targets in each of fiscal years 2023, 2022, and 2021, PSA values in this column include: (i) for fiscal year 2023 – 33.33% of each of the fiscal year 2023 PSAs, the fiscal year 2022 PSAs, and the fiscal year 2021 PSAs; (ii) for fiscal year 2022 –33.33% of each of the fiscal year 2022 PSAs, the fiscal year 2021 PSAs, and the fiscal year 2020 PSAs; and (iii) for fiscal year 2021 – 33.33% of each of the fiscal year 2021 PSAs, the fiscal year 2020 PSAs, and the fiscal year 2019 PSAs. The grant date fair values of included PSAs, assuming at the grant date that the highest level of performance conditions will be achieved for each PSA, are: (i) for fiscal year 2023, Mr. Nadella, $78,472,273; Ms. Hood, $16,932,981; Mr. Althoff, $12,339,046; Mr. Smith, $14,905,094; and Mr. Young, $7,867,277. (ii) for fiscal year 2022, Mr. Nadella, $84,539,120; Ms. Hood, $26,445,265; Mr. Althoff, $16,660,404; Mr. Smith, $22,522,540; and Mr. Young, $3,506,158. (iii) for fiscal year 2021, Mr. Nadella, $52,529,846; Ms. Hood, $22,824,789; Mr. Smith, $18,984,417; and Mr. Young, $2,775,988.

(3) Consists of Incentive Plan cash incentives.

(4) Details about the amounts in the "All Other Compensation" column for fiscal year 2023 are set forth in the table below.

All other compensation details

Named Executive	Retirement Plan Contributions[A] ($)	Broad-Based Plan Benefits[B] ($)	Charitable Gifts[C] ($)	One-Time Vacation Accrual[D] ($)	Total ($)
Satya Nadella	11,250	0	100,000	250,400	361,650
Amy E. Hood	11,250	1,229	50,000	94,467	156,946
Judson B. Althoff	10,250	1,661	63,444	76,922	152,277
Bradford L. Smith	11,250	1,368	100,000	100,159	212,777
Christopher D. Young	12,375	536	135,096	15,120	163,127

(A) Includes 401(k) plan matching contributions.

(B) Includes payments in lieu of athletic club membership and credits for waived life insurance coverage under programs that are available to substantially all our U.S.-based employees.

(C) Includes matching charitable contributions under our corporate giving program.

(D) Includes one-time paid-time off payout of vacation accrual balances available to substantially all our exempt U.S.-based employees as a result of the company-wide policy transition for exempt U.S. based employees from accrual-based vacation to discretionary time off.

(5) Mr. Young's stock awards for fiscal year 2021 include an on-hire stock award with a value of $17,536,215 made in connection with the commencement of his employment.

Grants of Plan-Based Awards

This table provides information on grants of awards under any plan to the Named Executives in the fiscal year ended June 30, 2023.

Named Executive	Award[1]	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts under Equity Incentive Plan Awards[3] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards (#)	Grant Date Fair Value of Stock Awards[4] ($)
Satya Nadella	2023 Cash Incentive		0	7,500,000	15,000,000					
	2023 PSA	9/19/2022				2,390	63,742	191,226		17,096,331
	2022 PSA	9/19/2022				2,070	55,210	165,630		15,453,186
	2021 PSA	9/19/2022				970	25,865	77,595		6,686,620
Amy E. Hood	2023 Cash Incentive		0	2,500,000	5,000,000					
	2023 PSA	9/19/2022				418	11,155	33,465		2,991,883
	2022 PSA	9/19/2022				362	9,662	28,986		2,704,394
	2021 PSA	9/19/2022				402	10,715	32,145		2,770,214
	2023 Stock Award	9/19/2022							33,465	7,984,210
Judson B. Althoff	2023 Cash Incentive		0	2,400,000	4,800,000					
	2023 PSA	9/19/2022				350	9,332	27,996		2,502,936
	2022 PSA	9/19/2022				261	6,957	20,871		1,947,171
	2021 PSA	9/19/2022				249	6,651	19,953		1,719,417
	2023 Stock Award	9/19/2022							27,996	6,679,398
Bradford L. Smith	2023 Cash Incentive		0	2,500,000	5,000,000					
	2023 PSA	9/19/2022				371	9,880	29,641		2,650,004
	2022 PSA	9/19/2022				321	8,558	25,674		2,395,291
	2021 PSA	9/19/2022				349	9,312	27,936		2,407,252
	2023 Stock Award	9/19/2022							29,641	7,071,865
Christopher D. Young	2023 Cash Incentive		0	1,700,000	3,400,000					
	2023 PSA	9/19/2022				179	4,781	14,342		1,282,223
	2022 PSA	9/19/2022				155	4,141	12,423		1,159,066
	2021 PSA	9/19/2022				216	5,772	17,316		1,492,350
	2023 Stock Award	9/19/2022							14,342	3,421,769

(1) All awards are granted under the Executive Incentive Plan. SAs and PSAs were granted under the 2017 Stock Plan.

(2) This column represents fiscal year 2023 cash incentives. Please see the section entitled "Fiscal Year 2023 Cash Incentive Awards" in the Compensation Discussion and Analysis for more information.

(3) These columns represent the threshold, target, and maximum shares for the PSAs with a grant date in fiscal year 2023. Because the grant date for a PSA occurs when PSA performance targets are approved, the reported number of shares is calculated as the target shares for the portion of the PSAs for which performance targets were set in fiscal year 2023 (33.33% of each of the 2023, 2022, and 2021 PSAs). The threshold is calculated as if the threshold of only the least weighted metric (10% weight for fiscal year 2023) is met, and this amount is then reduced by 25% based on assumption that the maximum adjustment for Microsoft's total shareholder return underperforming the S&P 500 is applied. The maximum is calculated assuming all maximum targets were met and the relative TSR multiplier was fully earned.

(4) Includes the grant date fair values for SAs and PSAs calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. Values for PSAs in this column are calculated using a Monte Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when PSA performance targets are approved, the grant date fair value is calculated for the portion of the PSA for which performance targets were set in fiscal year 2023 (33.33% of each of the 2023, 2022, and 2021 PSAs).

Outstanding Equity Awards at June 30, 2023

This table provides information about unvested SAs and PSAs held by the Named Executives on June 30, 2023.

		Stock Awards			
Named Executive	Award Date	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[2] ($)
Satya Nadella	9/18/2019	11,334	3,859,680		
	9/15/2020	12,471	4,246,874		
	9/15/2020	113,227[4]	38,558,323		
	9/14/2021			331,260	112,807,280
	9/19/2022			191,226	65,120,102
Amy E. Hood	9/18/2019	5,078	1,729,262		
	9/14/2020	12,056	4,105,550		
	9/14/2020	46,909[4]	15,974,391		
	9/13/2021	18,117	6,169,563		
	9/13/2021			57,972	19,741,785
	9/19/2022	33,465	11,396,171		
	9/19/2022			33,465	11,396,171
Judson B. Althoff	9/3/2019	2,970	1,011,404		
	9/14/2020	7,483	2,548,261		
	9/14/2020	29,116[4]	9,915,163		
	9/13/2021	13,044	4,442,004		
	9/13/2021			41,742	14,214,821
	9/19/2022	27,996	9,533,758		
	9/19/2022			27,996	9,533,758
Bradford L. Smith	9/18/2019	4,171	1,420,392		
	9/14/2020	10,476	3,567,497		
	9/14/2020	40,763[4]	13,881,432		
	9/13/2021	16,046	5,464,305		
	9/13/2021			51,348	17,486,048
	9/19/2022	29,641	10,093,946		
	9/19/2022			29,641	10,093,606
Christopher D. Young	11/11/2020	41,561[4,5]	14,153,183		
	11/11/2020	6,495	2,211,807		
	11/11/2020	25,271	8,605,786		
	9/13/2021	7,765	2,644,293		
	9/13/2021			24,846	8,461,057
	9/19/2022	14,342	4,884,025		
	9/19/2022			14,342	4,884,365

(1) Vests 25% one year from the last business day of August preceding the award date and 12.5% semi-annually thereafter.

(2) The market value is the number of shares shown in the table multiplied by $340.54, the closing market price of Microsoft common stock on June 30, 2023.

(3) PSAs with a grant date in fiscal years 2023 and 2022 are reported assuming payout at maximum award levels, pursuant to SEC rules as the aggregate achievement of the performance metrics was trending above the target payout level as of June 30, 2023. Award shares that are earned vest in full following the three-year performance period.

(4) Reflects fiscal year 2021 PSA, with 3-year performance period ending June 30, 2023, which vested on August 31, 2023. Award shares are presented as the actual amount earned and vested on August 31, 2023. Award values reflect the closing market price of Microsoft common stock on June 30, 2023.

(5) Vests 25% on each November 11 following the award date.

Option Exercises and Stock Vested

This table provides information on an aggregate basis about stock awards that vested during the fiscal year ended June 30, 2023 for each of the Named Executives.

Microsoft has not granted stock options, other than options substituted in acquisitions, since 2003. No Named Executives held any Microsoft stock options during the fiscal year.

Named Executive	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[1] ($)
Satya Nadella	206,470	54,122,591
Amy E. Hood	107,679	28,164,890
Judson B. Althoff	63,814	16,684,477
Bradford L. Smith	89,534	23,414,912
Christopher D. Young	29,768	7,365,064

(1) The value realized on vesting is calculated by multiplying the number of shares shown in the table by the market value of the shares on the vesting date.

Nonqualified Deferred Compensation

This table provides information about the Named Executives' earnings and balances under our U.S. nonqualified Deferred Compensation Plan in fiscal year 2023. Microsoft does not contribute to the Deferred Compensation Plan.

Named Executive	Executive Contributions in Fiscal Year 2023[1] ($)	Aggregate Earnings in Fiscal Year 2023[2] ($)	Aggregate Balance at June 30, 2023[3] ($)
Satya Nadella	0	0	0
Amy E. Hood	0	0	0
Judson B. Althoff	0	0	0
Bradford L. Smith	0	0	0
Christopher D. Young	1,493,688	357,834	4,029,878

(1) These amounts are included in the Summary Compensation Table for fiscal year 2023.

(2) None of the amounts in this column are included in the Summary Compensation Table because the earnings under the Deferred Compensation Plan were not preferential or above-market.

(3) Of these balances, the following amounts, which were in the form of executive contributions, were reported in the Summary Compensation Table in prior-year proxy statements: Mr. Young – $2,500,000.

Microsoft's Deferred Compensation Plan is unfunded and unsecured. It allows participants to defer a specified percentage of their base salary (up to 75%) and/or eligible cash incentives (up to 100%). Participation in the Deferred Compensation Plan is limited to U.S. senior managers, including our U.S. Named Executives. Microsoft does not contribute to the Deferred Compensation Plan or guarantee any returns on participant contributions.

When an employee elects to participate in the Deferred Compensation Plan, the employee must specify the percentage of base salary and/or cash incentive award to be deferred and the timing of distributions. No withdrawals are permitted prior to the previously elected distribution date, other than withdrawals for certain severe financial hardships as permitted by applicable law. Amounts deferred under the Deferred Compensation Plan are credited with hypothetical investment earnings based on participant investment elections made from among deemed investment options available under the plan.

Payments at Termination of Employment

This table shows the amounts that would have been payable to our Named Executives upon a termination of employment without cause or due to retirement on June 30, 2023, or at a termination due to death or disability on June 30, 2023, pursuant to our post-employment compensation arrangements as described on pages 48-49. The equity values presented in the table below were valued using the closing stock price on June 30, 2023, which was $340.54 per share.

Named Executive	Without Cause[1] ($)	Retirement ($)	Death or Disability ($)
Satya Nadella	111,391,908	72,133,183	156,054,498
Amy E. Hood	38,585,854	0	55,614,950
Judson B. Althoff	28,584,274	0	40,971,048
Bradford L. Smith	38,995,523	25,793,862	48,895,755
Christopher D. Young	26,087,730	0	38,905,333

(1) Termination without cause includes incremental value associated with retirement-based stock vesting of SAs and PSAs, $1,415,625 for Mr. Nadella and $4,467,885 for Mr. Smith.

CEO Pay Ratio

For fiscal year 2023, the annual total compensation for the median employee of the Company (other than our CEO) was $193,770 and the annual total compensation of our CEO was $48,512,537. Based on this information, for fiscal year 2023 the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 250 to 1. We believe this ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

We identified our median employee from among our employees as of June 30, 2023, the last day of our fiscal year, excluding approximately 391 employees who became Microsoft employees in fiscal year 2023 as a result of the following business acquisitions: Fungible Inc.; Lumenisity Limited; Miburo Solutions, Inc.; Excite Hungary Kft.; and EduBrite Systems, Inc. To identify our median employee, we used a "total direct compensation" measure consisting of: (i) fiscal year 2023 annual base pay (salary or gross wages for hourly employees, excluding paid leave), which we annualized for any permanent employees who commenced work during the year, (ii) target bonuses and cash incentives payable for fiscal year 2023 (excluding allowances, relocation payments, and profit-sharing), and (iii) the dollar value of SAs and target PSAs granted in fiscal year 2023. Compensation amounts were determined from our human resources and payroll systems of record. Payments not made in U.S. dollars were converted to U.S. dollars using 12-month average exchange rates for the year. To identify our median employee, we then calculated the total direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer ("PEO") and Non-PEO Named Executives and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934 (the "Pay Versus Performance Rules") and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

Pay for Performance Table

Year[1] (a)	Summary Compensation Table Total for PEO ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($) (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers[2] ($) (e)	Value of Initial Fixed $100 Investment Based On:[3] Microsoft Total Shareholder Return ($) (f)	Peer Group Total Shareholder Return ($) (g)	Net Income ($) (in millions) (h)	Microsoft Incentive Plan Revenue[4] ($) (in billions) (i)
2023	48,512,537	93,079,188	16,009,805	29,288,965	172	168	72,361	220.08
2022	54,946,310	56,936,384	20,074,444	20,527,908	128	123	72,738	206.67
2021	49,858,280	139,060,569	22,306,746	39,456,632	134	150	61,271	170.54

(1) The Non-PEO Named Executives for each of fiscal years 2023 and 2022 were: Amy E. Hood, Judson B. Althoff, Bradford L. Smith, and Christopher D. Young. The Non-PEO Named Executives for fiscal year 2021 were: Amy E. Hood, Jean-Philippe Courtois, Bradford L. Smith, and Christopher D. Young.

(2) The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our Named Executives during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with FASB ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Named Executive Officer Compensation – Fiscal Year 2023 Compensation Tables – Summary Compensation Table" for additional information).

(3) In accordance with the Pay Versus Performance Rules, Microsoft and Peer Group total shareholder return ("TSR") is determined based on the value of an initial fixed investment through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the Nasdaq Computer Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended June 30, 2023.

(4) We have determined that Microsoft Incentive Plan Revenue (as defined on page 43) is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our Named Executives, for fiscal year 2023, to company performance (the "Company Selected Measure" as defined in the Pay Versus Performance Rules).

The following table shows the amounts deducted from and added to the Summary Compensation Table total compensation to calculate the "compensation actually paid" to our PEO and Non-PEO Named Executives in accordance with the Pay Versus Performance Rules.

	2023 PEO ($)	2023 Average for Non-PEO NEO ($)	2022 PEO ($)	2022 Average for Non-PEO NEO ($)	2021 PEO ($)	2021 Average for Non-PEO NEO ($)
Summary Compensation Table ("SCT") Total	48,512,537	16,009,805	54,946,310	20,074,444	49,858,280	22,306,746
Amounts Reported as 'Stock Awards' in SCT	(39,236,137)	(12,794,861)	(42,269,560)	(15,496,861)	(33,036,030)	(16,924,809)
Fair Value of Equity Awards Granted in the Year and Unvested as of Year End	64,088,514	19,562,753	35,069,688	13,075,853	57,179,211	26,131,853
Change in Fair Value of Outstanding and Unvested Equity Awards, Year Over Year	16,808,552	6,279,812	193,685	(166,764)	21,067,308	5,281,172
Change in Fair Value of Equity Awards Vested, Granted in a Previous Year	2,905,722	231,456	8,996,261	3,041,236	43,991,800	2,661,670
Compensation Actually Paid	93,079,188	29,288,965	56,936,384	20,527,908	139,060,569	39,456,632

Financial Performance Measures

In accordance with the Pay Versus Performance Rules, the following table lists the financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to our Named Executives, for fiscal year 2023, to Company performance, as further described in our Compensation Discussion and Analysis within the sections titled "Annual Cash Incentives" (see page 40) and "Equity Compensation" (see page 41).

Most Important Performance Measures
Microsoft Incentive Plan Revenue (Company Selected Measure)
Relative TSR as compared to the S&P 500
Microsoft Cloud Revenue
Microsoft Incentive Plan Operating Income

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the narrative below describes how "compensation actually paid" (CAP) to our Named Executives aligns with Microsoft's financial performance as measured by our TSR, our Peer Group TSR, our net income, and Microsoft Incentive Plan Revenue.

Compensation Actually Paid vs. Microsoft TSR vs. Peer Group TSR



Compensation Actually Paid vs. Net Income vs. Incentive Plan Revenue



Equity Compensation Plan Information

This table provides information about shares of Microsoft common stock that may be issued under our equity compensation plans approved by shareholders and plans not approved by shareholders (if any) as of June 30, 2023. Under the 2017 and 2001 Stock Plans, no option or stock appreciation rights may be repriced, replaced, regranted through cancellation, repurchased for cash or other consideration, or modified without shareholder approval (except in connection with a change in our capitalization) if the effect would be to reduce the exercise price for the shares underlying the award.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[2] ($)(b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)
Equity compensation plans approved by security holders	96,357,022	38.53	238,330,145
Equity compensation plans not approved by security holders	0	N/A	0
Total	96,357,022	38.53	238,330,145

(1) Represents shares issuable upon vesting of outstanding SAs granted under the 2017 and 2001 Stock Plans and PSAs for which there is a grant date under FASB ASC Topic 718, which assume target performance; includes shares under PSAs and options granted under our plans in connection with acquisitions.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding stock awards, which have no exercise price.

(3) Includes 73,625,633 shares remaining available for issuance as of June 30, 2023 under the Employee Stock Purchase Plan, after the exercise of purchase rights on that date.

Principal Shareholders

This table lists all entities that are the beneficial owner of more than 5% of Microsoft common stock.

Name	Amount and Nature of Beneficial Ownership as of 09/29/2023	Percent of Class to be Voted During the Meeting
The Vanguard Group, Inc. 100 Vanguard Blvd., Malvern, PA 19355	642,664,898[1]	8.62%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10055	532,084,843[2]	7.10%

(1) All information about The Vanguard Group, Inc. is based on a Schedule 13G/A filed with the SEC on February 9, 2023. The Vanguard Group, Inc. reported that it has no sole voting power with respect to shares of common stock, sole dispositive power with respect to 611,594,390 shares of common stock, shared voting power of 10,956,207 shares of common stock, and shared dispositive power of 31,070,508 shares of common stock.

(2) All information about BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on January 31, 2023. BlackRock, Inc. reported that it has sole voting power with respect to 476,570,643 shares of common stock, sole dispositive power with respect to 532,084,843 shares of common stock, and no shared voting or shared dispositive power.

Stock Ownership Information

As of September 29, 2023, this table describes the number of shares of our common stock beneficially owned by each director, director nominee, Named Executive, and all directors and executive officers as a group, together with additional underlying shares or stock units as described in Notes 2 through 4 to the table.

In computing the number and percentage of shares beneficially owned by each person under the Common Stock column below, we have included any shares of our common stock that could be acquired within 60 days of September 29, 2023, by exercising options, vesting SAs, or receiving shares credited under the Deferred Compensation Plan for Non-Employee Directors. These shares, however, are not counted in computing the percentage ownership of any other person.

Beneficial Ownership

Name	Common Stock[1,2]	Percent of Common Stock	Additional Underlying Shares or Stock Units[3,4]	Total
Reid G. Hoffman	15,905[5]	*	14,270	30,175
Hugh F. Johnston	7,443[6]	*	0	7,443
Teri L. List	24,132[7]	*	0	24,132
Catherine MacGregor	0	*	0	0
Mark A. L. Mason	318	*	0	318
Sandra E. Peterson	28,267	*	0	28,267
Penny S. Pritzker	23,527[8]	*	0	23,527
Carlos A. Rodriguez	2,372	*	0	2,372
Charles W. Scharf	44,011[9]	*	0	44,011
John W. Stanton	84,742[10]	*	0	84,742
John W. Thompson	36,864[11]	*	60,751	97,615
Emma N. Walmsley	9,698	*	0	9,698
Padmasree Warrior	17,828	*	92	17,920
Satya Nadella	800,667	*	0	800,667
Amy E. Hood	410,366	*	74,326	484,692
Judson B. Althoff	92,680	*	61,806	154,486
Bradford L. Smith	530,941	*	23,646	554,587
Christopher D. Young	67,727[12]	*	53,522	121,249
Directors and Executive Officers as a Group (18 people)	2,458,301[13]	*	N/A	N/A

* Less than 1%

(1) Beneficial ownership represents sole voting and investment power.

(2) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 29, 2023: Ms. List, 22,591; Ms. Peterson, 22,867; Ms. Pritzker, 11,527; Mr. Rodriguez, 2,372; Mr. Thompson, 8,519; and Ms. Warrior, 4,187.

(3) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that are not payable within 60 days following termination of Board service: Mr. Hoffman, 14,270; Mr. Thompson, 60,751, and Ms. Warrior, 92.

(4) For Named Executives, includes (i) unvested SAs that do not vest within 60 days of September 29, 2023, subject to continued employment at the time of each vest: Ms. Hood, 74,326; Mr. Althoff, 61,806; Mr. Smith, 23,646; and Mr. Young, 53,522. Excludes unvested PSA shares that would vest if an Executive Officer retires from Microsoft.

(5) Includes 15,905 shares held by a family trust.

(6) Excludes 68 shares held by a family trust as to which Mr. Johnston disclaims beneficial ownership.

(7) Includes 1,541 shares held by a family trust.

(8) Includes 12,000 shares held by a family trust.

(9) Includes 525 shares held by a family trust.

(10) Includes 7,243 shares held by a family trust.

(11) Includes 27,279 shares held by a family trust.

(12) Includes 1,500 shares held by a living trust.

(13) Includes 72,063 shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 29, 2023. Excludes 318 shares held by new director nominee, Mr. Mason.

3. Audit Committee Matters

Audit Committee Report

Charter and Responsibilities

The Audit Committee operates under a written charter adopted by the Board of Directors. It is available on our website at aka.ms/policiesandguidelines. The charter, which was last amended effective July 1, 2023, includes a calendar that outlines the Committee's duties and responsibilities. The Committee reviews the charter and calendar annually and works with the Board of Directors to amend them as appropriate to reflect the evolving role of the Committee.

The Board has the ultimate authority for effective corporate governance, including oversight of the management of Microsoft. The Audit Committee assists the Board in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of Microsoft, the audits of Microsoft's consolidated financial statements and internal control over financial reporting, the qualifications and performance of the independent registered public accounting firm engaged as Microsoft's independent auditor, and the performance of Microsoft's internal auditor.

The Audit Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of Microsoft's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting, and disclosure controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Management is also responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of Microsoft's system of internal control. Microsoft's independent auditor, Deloitte & Touche LLP ("Deloitte & Touche"), is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"). The independent auditor is also responsible for expressing an opinion on the effectiveness of Microsoft's internal control over financial reporting.

Fiscal Year 2023 Activity

During fiscal year 2023, the Audit Committee fulfilled its duties and responsibilities as outlined in the charter and the accompanying calendar. The Committee meets twice each quarter; once in connection with quarterly Board of Directors meetings and once to review the quarterly Form 10-Q or annual Form 10-K. In addition, the Committee meets as needed to address emerging accounting, compliance, or other matters, or for educational training. Specifically, the Committee:

- Reviewed and discussed with management and the independent auditor Microsoft's quarterly earnings press releases, consolidated financial statements, and related periodic reports filed with the Securities and Exchange Commission ("SEC")

- Reviewed and discussed with management, the internal auditor, and the independent auditor, management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's opinion about the effectiveness of Microsoft's internal control over financial reporting

- Reviewed and discussed with management, the internal auditor, and the independent auditor, as appropriate, the audit scopes and plans of both the internal auditor and the independent auditor

- Inquired about significant business and financial reporting risks, reviewed Microsoft's policies for risk assessment and risk management, and assessed the steps management is taking to control these risks

- Met in periodic executive sessions with each of management, the internal auditor, and the independent auditor to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the Company's financial reporting, and any other matters as appropriate

- Met with the CEO and CFO to discuss the processes they have undertaken to evaluate the accuracy and fair presentation of the Company's consolidated financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting

- Reviewed with management and the independent auditor the Company's critical accounting policies, significant changes in the selection or application of accounting principles, the effect of regulatory and accounting initiatives on the Company's consolidated financial statements, and critical audit matters addressed during the audit

- Reviewed the Company's related party transactions and Policy for Related Party Transactions

- Received reports about the receipt, retention, and treatment of financial reporting and other compliance concerns

- Reviewed and assessed the qualitative aspects of the Company's compliance and ethics programs

- Reviewed with the Chief Compliance Officer legal and regulatory matters that may have a material impact on the consolidated financial statements or internal control over financial reporting

Fiscal Year 2023 Financial Statements

The Audit Committee has reviewed and discussed with management and the independent auditor Microsoft's audited consolidated financial statements and related footnotes for the fiscal year ended June 30, 2023, and the independent auditor's report on those financial statements. Management represented to the Committee that Microsoft's consolidated financial statements were prepared in accordance with GAAP. Deloitte & Touche presented the matters required to be discussed with the Committee by Public Company Accounting Oversight Board ("PCAOB") standards and Rule 2-07 of SEC Regulation S-X. This review included a discussion with management and the independent auditor of the quality (not merely the acceptability) of Microsoft's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in Microsoft's consolidated financial statements, including the disclosures relating to critical accounting policies.

Based on the reviews and discussions described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Microsoft's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, for filing with the SEC.

Independent Auditor Tenure and Rotation

As part of its auditor engagement process, the Audit Committee considers whether to rotate the independent audit firm. Deloitte & Touche has been Microsoft's independent auditor since the Company's initial public offering in 1986. Deloitte rotates its lead audit engagement partner every five years; the Audit Committee interviews proposed candidates and selects the lead audit engagement partner. The Committee selected the current Deloitte & Touche lead audit engagement partner beginning with the fiscal year 2020 audit. The Audit Committee believes there are significant benefits to having an independent auditor with an extensive history with the Company. These include:

- Higher quality audit work and accounting advice due to Deloitte & Touche's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework

- Operational efficiencies and a resulting lower fee structure because of Deloitte & Touche's history and familiarity with our business

Independence and Performance of Outside Audit Firm

The Audit Committee recognizes the importance of maintaining the independence of Microsoft's independent auditor, both in fact and appearance, and takes a number of measures to ensure independence. The Committee leads the selection of the lead audit engagement partner, working with Deloitte & Touche with input from management. The Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Committee or its delegate. This policy prohibits the independent auditor from providing non-audit services such as bookkeeping or financial systems design and implementation. The Company's pre-approval policy is more fully described below in this Part 3 – Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor. The Committee has concluded that the amount and nature of those services provided was compatible with maintaining the independence of Deloitte & Touche. In addition, Deloitte & Touche has provided the Committee with the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence. The Committee has reviewed these materials and discussed the firm's independence with Deloitte & Touche.

As provided in its charter, in addition to evaluating Deloitte & Touche's independence, the Audit Committee performed its annual assessment of Deloitte & Touche's performance as independent auditor during fiscal year 2023. The Committee assessed the performance of the Deloitte & Touche lead audit engagement partner and the audit team. The Committee reviewed a variety of indicators of audit quality including:

- The quality and candor of Deloitte & Touche's communications with the Audit Committee and management

- How effectively Deloitte & Touche maintained its independence and employed its independent judgment, objectivity, and professional skepticism

- The level of engagement and value provided by the Deloitte & Touche national office

- The depth and expertise of the global Deloitte & Touche audit team

- The quality of insight demonstrated in Deloitte & Touche's review of the Company's assessment of internal control over financial reporting and remediation of control deficiencies

- Available external data about quality and performance, including reports of the PCAOB on Deloitte & Touche and its peer firms and Deloitte & Touche's response to those reports

- The appropriateness of Deloitte & Touche's fees, taking into account the size and complexity of the Company and the resources necessary to perform the audit

- Deloitte & Touche's knowledge of our global operations, accounting policies and practices, and internal control over financial reporting

- Deloitte & Touche's tenure as the Company's independent auditor and safeguards in place to maintain its independence

Recommendation of Deloitte & Touche as Independent Audit Firm for Fiscal Year 2024

As a result of its evaluation, the Audit Committee concluded that the selection of Deloitte & Touche as the independent registered public accounting firm for fiscal year 2024 is in the best interest of the Company and its shareholders.

Audit Committee
Hugh F. Johnston (Chair)
Teri L. List
Carlos A. Rodriguez
John W. Stanton

Fees Billed by Deloitte & Touche

This table presents fees for professional audit and other services rendered by Deloitte & Touche for the fiscal years 2023 and 2022.

Year ended June 30,	2023	2022
Audit Fees	$45,630,000	$43,345,000
Audit-Related Fees	10,713,000	9,617,000
Tax Fees	5,049,000	4,545,000
All Other Fees	10,000	10,000
Total	$61,402,000	$57,517,000

Audit Fees

These amounts represent fees of Deloitte & Touche for the audit of our annual consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of internal control over financial reporting, and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings, and similar engagements for the fiscal year, such as comfort letters, attest services, consents, and assistance with review of documents filed with the SEC. Audit fees also include procedures relating to accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

Audit-Related Fees

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Microsoft's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; due diligence related to mergers, acquisitions, and investments; additional revenue and license compliance procedures related to the performance of review or audit of Microsoft's consolidated financial statements; third-party assurance audits for cloud services; and

1 GOVERNANCE AND
OUR BOARD OF
DIRECTORS

2 NAMED
EXECUTIVE OFFICER
COMPENSATION

3 AUDIT
COMMITTEE
MATTERS

4 PROPOSALS TO
BE VOTED ON DURING
THE MEETING

5 INFORMATION
ABOUT THE
MEETING

accounting consultations about the application of GAAP to proposed transactions. Revenue assurance and license compliance includes procedures under contracts we have entered that provide for review by an independent accountant, and advice about controls associated with the completeness and accuracy of our software licensing revenue. These services support the evaluation of the effectiveness of internal control over revenue recognition and enhance the independent auditor's understanding of our licensing programs and controls.

Tax Fees

Tax fees generally consist of tax compliance and return preparation, and tax planning and advice. Tax compliance and return preparation services consist of preparing original and amended tax returns and claims for refunds. Tax planning and advice services consist of support during income tax audits or inquiries.

All Other Fees

All other fees consist of permitted services other than those that meet the criteria above and include training activities, and subscriptions and surveys on economic, industry, accounting, and human resources topics.

The Audit Committee concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of Deloitte & Touche.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee has a policy for pre-approval of all audit and permissible non-audit services provided by the independent auditor. Each year, the Committee approves the terms on which the independent auditor is engaged for the ensuing fiscal year. At least quarterly, the Committee reviews and, if appropriate, pre-approves services to be performed by the independent auditor, reviews a report summarizing fiscal year-to-date services provided by the independent auditor, and reviews an updated projection of the fiscal year's estimated fees. The Committee, as permitted by its pre-approval policy, from time to time delegates the approval of certain permitted services or classes of services to a member of the Committee. The Committee then reviews the delegate's approval decisions each quarter. Microsoft uses a centralized internal system to collect requests from Company personnel for services by the independent auditor to facilitate compliance with this pre-approval policy.

4. Proposals to be Voted on During the Meeting

Management Proposals

Proposal 1: Election of 12 Directors

The Board of Directors has nominated 12 directors for election during the 2023 annual shareholders meeting ("Annual Meeting") to hold office until the 2024 annual shareholders meeting. John Thompson and Padmasree Warrior are not seeking re-election and their Board service will end on the date of the Annual Meeting. The Board has nominated Catherine MacGregor and Mark Mason for election as directors. If elected, their terms will begin on December 7, 2023. The Governance and Nominating Committee evaluated and recommended the nominees in accordance with its charter and our Corporate Governance Guidelines.

To be elected, a director must receive a vote of the majority of the votes cast.

Our Board of Directors recommends a vote FOR the election to the Board for each of the nominees listed below.



Reid G. Hoffman
Age: 56
Director Since: 2017
Occupation: Partner, Greylock Partners



Hugh F. Johnston
Age: 62
Director Since: 2017
Occupation: Vice Chairman, Executive Vice President, and CFO, PepsiCo, Inc.



Teri L. List
Age: 60
Director Since: 2014
Occupation: Former Executive Vice President and CFO, The Gap, Inc.



Catherine MacGregor
Age: 51
Director Since: New Nominee
Occupation: Group CEO and Director, Engie S.A.



Mark A. L. Mason
Age: 54
Director Since: New Nominee
Occupation: CFO, Citigroup Inc.



Satya Nadella (Board Chair)
Age: 56
Director Since: 2014
Occupation: Chairman and CEO, Microsoft Corporation



Sandra E. Peterson
Age: 64
Director Since: 2015
Occupation: Lead Independent Director, Microsoft Corporation; Operating Partner, Clayton, Dubilier & Rice, LLC



Penny S. Pritzker
Age: 64
Director Since: 2017
Occupation: Founder and Chairman, PSP Partners, LLC



Carlos A. Rodriguez
Age: 59
Director Since: 2021
Occupation: Executive Chair, Automatic Data Processing, Inc.



Charles W. Scharf
Age: 58
Director Since: 2014
Occupation: CEO, President, and Director, Wells Fargo & Company



John W. Stanton
Age: 68
Director Since: 2014
Occupation: Founder and Chairman, Trilogy Partnerships



Emma N. Walmsley
Age: 54
Director Since: 2019
Occupation: CEO and Director, GSK plc

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, we are asking for your advisory vote on the following resolution ("say-on-pay vote" resolution):

"Resolved, that the shareholders approve, in a nonbinding vote, the compensation paid to the Company's Named Executive Officers, as disclosed in Part 2 – Named Executive Officer Compensation."

Receipt of a majority of the votes cast is required to approve this proposal. We hold our say-on-pay vote every year and expect to hold another say-on-pay vote at our 2023 Annual Meeting.

Our Board of Directors recommends a vote FOR approval, on a non-binding, advisory basis, of the compensation paid to our Named Executive Officers.

Statement in Support

Pay for Performance

Through our ongoing shareholder engagement, we receive consistent feedback that our investors favor incentive compensation arrangements tied to specific performance measures that drive long-term performance and value creation. We have responded to investor feedback, and our program design has evolved so that it incorporates performance elements directly linked to achievement of our long-term strategic goals.

Key features of our fiscal year 2023 executive compensation program were:

- Over 95% of the annual target compensation opportunity for our CEO was performance-based and over 50% of the total pay opportunity for other Named Executive Officers was performance-based

- 100% of our CEO's annual target equity opportunity was delivered in the form of a performance-based stock award (50% for our other Named Executives), with payouts based on achievement against pre-established quantitative performance metrics

- 70% of our CEO's annual cash incentive was tied to achieving pre-established financial metric targets (50% for our other Named Executives)

- Metrics under our performance stock awards are strategic measures that drive long-term growth

100%
of CEO stock awards performance-based

(50% for other Named Executive Officers)

70%
of CEO annual cash incentive based on financial targets

(50% for other Named Executive Officers)

- Our performance stock awards include a relative total shareholder return modifier to reward significant positive outperformance and reduce rewards for underperformance, thereby strengthening the alignment of the interests of our executive officers with the interests of our long-term shareholders

Sound Program Design

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership. Pay that reflects performance and alignment of that pay with the interests of long-term shareholders are key principles that underlie our compensation program. We achieve these objectives through compensation that:

- Provides a competitive total target pay opportunity
- Consists primarily of equity compensation, which encourages our executives to act as owners with a significant stake in Microsoft
- Delivers a majority of pay based on performance

- Enhances long-term focus through multi-year performance requirements or vesting for stock-based compensation.
- Does not encourage unnecessary and excessive risk taking

Best Practices in Executive Compensation

Our executive compensation program follows best practices.

What We Do

- Maintain a stock ownership policy that reinforces the alignment of executive officer and shareholder interests (including stock ownership of 15x base salary for the CEO)
- Have a strong executive compensation recovery ("clawback") policy to ensure accountability
- Promote long-term focus through multi-year vesting and performance requirements
- Prohibit pledging, hedging, and trading in derivatives of Microsoft securities
- Retain an independent compensation consultant
- Solicit investor feedback on our compensation program and potential enhancements through an extensive shareholder engagement program
- Annual assessment of compensation-related risks
- Settle all long-term incentives in Microsoft stock

What We Don't Do

- No excessive perquisites (e.g., no executive-only club memberships, medical benefits), and no tax gross-ups
- No employment agreements
- No change in control payments or benefits
- No executive-only retirement programs
- No guaranteed bonuses
- No dividends paid on unvested stock awards
- No encouragement of unnecessary and excessive risk taking

Our Board and Compensation Committee reviewed the prior year's voting results and, through our regular shareholder engagement, sought to understand the factors that influenced voting decisions. In evaluating our compensation practices in fiscal year 2023, our Compensation Committee was mindful of the support our shareholders expressed for our philosophy and practice of linking executive compensation to operational objectives and shareholder value creation and did not make any substantial changes to our executive compensation program.

The Board and the Compensation Committee will continue to consider feedback obtained through our shareholder engagement process in making future decisions about our executive compensation program.

Proposal 3: Advisory Vote on Frequency of Advisory Vote on Executive Compensation

As required by Section 14A of the Securities Exchange Act of 1934, we are seeking your advisory vote on how often we should hold a say-on-pay vote. You may specify whether you prefer the vote to occur every year, two years, or three years, or may abstain from voting on this proposal. We expect to hold another advisory vote on the frequency of the say-on-pay vote at our 2029 annual meeting of shareholders.

The option of every year, two years, or three years that receives the highest number of votes cast by shareholders will be the frequency for the advisory vote on executive compensation that has been selected by shareholders. Although this vote is not binding, the Board will consider the voting results in setting the frequency of future say-on-pay votes.

Our Board of Directors recommends that future say-on-pay votes occur every year.

When shareholders last voted on the frequency of the say-on-pay vote in 2017, the Board recommended an annual vote, which shareholders supported with 90% of votes cast. Our Board continues to believe that a non-binding advisory vote on executive compensation that occurs annually remains the most appropriate alternative for the Company and our shareholders. We believe that an annual vote allows our shareholders the ability to frequently communicate to us regarding their view on our executive compensation program and aligns with our practice of regularly engaging with shareholders to obtain their input on corporate governance and executive compensation matters.

Although the vote is non-binding, the Board will consider the vote results in determining the frequency of future say-on-pay votes. The Company will announce its decision on the frequency of say-on-pay votes in a Form 8-K filed with the SEC no later than 150 days after the Annual Meeting. In the future, the Board may change the vote frequency based on the nature of the Company's compensation programs, input from our shareholders, and the Board's views on the best way to obtain meaningful shareholder input.

Proposal 4: Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2024

The Audit Committee has selected Deloitte & Touche LLP as Microsoft's independent auditor for fiscal year 2024. The Board asks shareholders to ratify that selection. Although current law, rules, and regulations, and the charter of the Audit Committee require the Audit Committee to engage, retain, and supervise Microsoft's independent auditor, the Board considers the selection of the independent auditor to be an important matter of shareholder concern and is submitting the selection of Deloitte & Touche for ratification by shareholders as a matter of good corporate practice. As described in Part 3 – Audit Committee Matters, the Board considers the selection of Deloitte & Touche as Microsoft's independent auditor for fiscal year 2024 to be in the best interests of Microsoft and its shareholders.

Receipt of a majority of the votes cast is required to approve this proposal. If the selection of Deloitte & Touche is not ratified, the Audit Committee will consider the result a recommendation to consider selection of a different firm.

The Board of Directors recommends a vote FOR the ratification of the independent auditor.

Shareholder Proposals

Receipt of a majority of the votes cast is required to approve each of the following shareholder proposals. We will furnish the address and number of shares held by the proponents of any of the following shareholder proposals upon receipt of a request to the Corporate Secretary for such information.

Proposal 5: Report on Gender-Based Compensation and Benefit Gaps (Shareholder Proposal)

National Legal and Policy Center has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Gender-Based Compensation/Benefits Gaps and Associated Risks

WHEREAS: Compensation and benefits inequities persist across employee gender categories, and pose substantial risk to companies and society at large.

Women who choose not to abort their pre-born children, and instead decide to raise them, suffer a pay/benefits inequity compared to their company colleagues who do choose to abort their children and who receive reimbursements for expenses such as travel and lodging, when the procedures are done in a different state from where they reside for legal or other reasons.

There is significant expense both in aborting and in raising children, yet Microsoft Corporation (the "Company") incentivizes the former with a subsidy and discourages the latter with no subsidy.[1] In fact, the latter incurs far greater expense and necessity of time out of the workplace than the former, exacerbating the compensation/benefits gap. Such policies have significant societal, operational, reputational, and competitive risks, and risks related to recruiting and retaining diverse talent.

Similarly, the Company provides health benefits to employees who suffer gender dysphoria/confusion, and who seek medical, chemical, and/or surgical treatments to aid their "transition" to their non-biological sex. The Company reports, "Not only was Microsoft an early leader in including sexual orientation in its corporate non-discrimination policy, but it continues to evolve to support employees – for instance, by broadening its health benefits to encompass medical needs for US-based transgender employees and their transgender dependents."[2]

The Company has staked out a position on gender dysphoria/confusion which affirms that sufferers can transition to a different sex, both psychologically and physically. Yet an increasing body of scientific evidence shows distinct harms actually result from medical and surgical "transition" treatments. Examples include various long-lasting side effects like chronic pain, sexual dysfunction, unwanted hair loss and hair gain, menstrual irregularities, urinary problems, and other complications.[3] Rather than resolve mental health problems, such "gender affirming" care instead often exacerbates them. In such instances, patients who desire to "de-transition" cannot find medical or insurance coverage that they need. Many of these sufferers litigate against those who misled or mistreated them regarding the necessity and alleged "success" of "transition" therapies.[4]

Resolved: Shareholders request Microsoft report on median compensation and benefits gaps across gender as they address reproductive and gender dysphoria care, including associated policy, reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary information, litigation strategy and legal compliance information.

---

1 Hill, Bailee. "Company offers 'baby bonus' for employees in effort to combat 'anti-family' push towards abortion," FoxNews.com, June 18, 2023. See https://www.foxnews.com/media/company-offers-baby-bonusemployees-effort-combat-anti-family-push-towards-abortion.

2 Whitney-Morris, Candace. "The rainbow ripple effect: how Microsoft and its LGBTQ+ employees push for change across borders," Microsoft.com, June 1, 2018. See https://news.microsoft.com/life/pride.

3 Bolar, Kelsey. "'Detransitioners' Are Being Abandoned By Medical Professionals Who Devastated Their Bodies And Minds," The Federalist, Feb. 10, 2023. See https://thefederalist.com/2023/02/10/detransitioners-are-beingabandoned-by-medical-professionals-who-devastated-their-bodies-and-minds/.

4 Shellenberger, Michael. "Why This Detransitioner Is Suing Her Health Care Providers," Public.substack.com, March 22, 2023. See https://public.substack.com/p/why-this-detransitioner-is-suing.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The proponent requests Microsoft report on median compensation and benefits gaps across gender "as they address reproductive and gender dysphoria care." Microsoft already provides pay equity and median gender and racial pay gap reporting. Based on the language of the proposal, the request for additional reporting appears to stem from animosity towards certain reproductive and gender-related health benefits. We strongly believe the requested report is unnecessary given Microsoft's strong existing pay disclosures and the comprehensive and inclusive set of benefits we provide to Microsoft employees. We further believe such reporting would be counter-productive to our efforts to recruit and retain diverse talent.

As a baseline of our existing pay disclosures, Microsoft has reported on pay equity since 2016 in support of our commitment to pay employees equitably for substantially similar work. To further highlight the opportunity to continue to make progress on representation at all levels of the Company, in our 2022 Global Diversity and Inclusion Report, we began disclosing the unadjusted differences in median total pay for women inside and outside of the U.S., and for racial and ethnic minorities, Asian, Black and African American, and Hispanic and Latinx employees in the U.S.

In terms of the benefits we offer, we believe it's our responsibility to create an environment where people can do their best work – a place where they can proudly be their authentic selves, and where they know their needs can be met. We are constantly listening to employee feedback to establish and evolve our benefits that creates a more diverse and inclusive environment and recognizes the importance of employees to the continued success of Microsoft. We've worked to align our benefits to our culture, as guided by this priority, evolving them to be more holistic and inclusive.

Our industry-leading employee benefits include but are not limited to health care benefits that rank amongst the top in our industry. Far from the assertions raised in the proposal, Microsoft offers comprehensive health and wellbeing benefits for families such as paid vacation, paid sick leave, paid time off for new parents, fertility, adoption and surrogacy assistance, birthing, doula and postpartum support, caregiver leave, subsidized childcare, and more. Indeed, Microsoft places enough importance on the business benefits of paid parental leave that in 2018 we launched a new policy to ensure our U.S. suppliers offer their employees a minimum of 12 weeks paid parental leave for their employees doing significant work for Microsoft.

As part of our commitment to inclusive benefits, Microsoft will continue to lawfully support our employees and their enrolled dependents in accessing critical healthcare regardless of where they live across the U.S., which includes travel expense assistance for lawful medical services where access to care is limited in availability in an employee's home geographic region.

Proposal 6: Report on Risk from Omitting Ideology in EEO Policy (Shareholder Proposal)

National Center for Public Policy Research has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

EEO Policy Risk Report

RESOLVED

Shareholders request that Microsoft Corporation ("Microsoft") issue a public report detailing the potential risks associated with omitting "viewpoint" and "ideology" from its written equal employment opportunity (EEO) policy. The report should be available within a reasonable timeframe, prepared at a reasonable expense and omit proprietary information.

SUPPORTING STATEMENT

Microsoft does not explicitly prohibit discrimination based on viewpoint or ideology in its written EEO policy.

Microsoft's lack of a company-wide best practice EEO policy sends mixed signals to company employees and prospective employees and calls into question the extent to which individuals are protected due to inconsistent state policies and the absence of a relevant federal protection. Approximately half of Americans live and work in a jurisdiction with no legal protections if their employer takes action against them for their political activities or discriminates on the basis of viewpoint in the workplace.

Companies with inclusive policies are better able to recruit the most talented employees from a broad labor pool, resolve complaints internally to avoid costly litigation or reputational damage, and minimize employee turnover. Moreover, inclusive policies contribute to more efficient human capital management by eliminating the need to maintain different policies in different locations.

There is ample evidence that individuals with conservative viewpoints may face discrimination at Microsoft. According to a letter sent to the Company by Congressman Jim Jordan:[1]

• Multiple LinkedIn users have reported Microsoft's censorship of posts related to Hunter Biden, son of President Joe Biden. In one case, LinkedIn removed a post about an official U.S. Senate committee report concerning Hunter Biden.

• LinkedIn also censored a post by an opinion editor at the Washington Times about Democrats' abuse of executive orders and removed a post that linked to a study challenging prevailing liberal views on climate change.

• LinkedIn has restricted accounts for posts related to COVID-19. Citing its "misinformation" policy, LinkedIn censored posts that the coronavirus originated from a dangerous laboratory in Wuhan, China, as well as posts that criticized government mandated mask requirements.

Additionally, there are reports that Microsoft Word's "Ideas in Word" tool urges users to avoid language that Microsoft dislikes and instead to adopt language Microsoft considers to be appropriate and "gender neutral."[2]

If Microsoft is willing to use its products to force its politics on consumers, the Company is surely willing to do it to its own employees.

Presently, shareholders are unable to evaluate how Microsoft prevents discrimination towards employees based on their ideology or viewpoint, mitigates employee concerns of potential discrimination, and ensures a respectful and supportive work atmosphere that bolsters employee performance.

Without an inclusive EEO policy, Microsoft may be sacrificing competitive advantages relative to peers while simultaneously increasing company and shareholder exposure to reputational and financial risks.

We recommend that the report evaluate risks including, but not limited to, negative effects on employee hiring and retention, as well as litigation risks from conflicting state and company antidiscrimination policies.

---

1   https://judiciary.house.gov/sites/evo-subsites/republicans-judiciary.house.gov/files/legacy_files/wpcontent/uploads/2021/06/JDJ-to-Microsoft-6.21.2020.pdf
2   https://judiciary.house.gov/sites/evo-subsites/republicans-judiciary.house.gov/files/legacy_files/wpcontent/uploads/2021/06/JDJ-to-Microsoft-6.21.2020.pdf

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is unnecessary because of Microsoft's existing commitments to inclusion and specific protection for diverse political affiliations under our Equal Employment Opportunity ("EEO") Policy.

At Microsoft, we are committed to a work environment that empowers everyone to do their best work. Per Microsoft's Standards of Business Conduct ("Trust Code"), employees are expected to treat others with dignity and respect. This Trust Code specifically prohibits harassment or discrimination on the basis of political affiliation. The Trust Code also articulates that we expect employees to resolve problems – including ideological differences – respectfully and generally cultivate an atmosphere of mutual respect, inclusion, and collaboration. We work better together because of our differences, not despite them. We believe that we best serve everyone on the planet and enrich our own culture through the diverse skills, experiences, and backgrounds that each of us brings.

Microsoft's EEO Policy prohibits discrimination and harassment based on political affiliation.

Under Microsoft's EEO Policy, prohibited harassment based on political affiliation may include conduct such as:

- Inappropriate/derogatory comments, slurs, epithets, jokes, or pranks.

- Threatening, intimidating, or hostile acts.

- Unnecessary or unwanted bodily contact such as blocking normal movement, or physically interfering with the work of another individual.

- Sharing or displaying of degrading or derogatory content and/or symbols.

- Bullying behavior.

Prohibited discrimination based on political affiliation may include conduct such as:

- Treating someone differently, or less favorably, with respect to recruitment, hiring, placement, compensation, benefits, advancement, promotion, evaluation, disciplinary action, termination or any other term, condition or privilege of employment.

- Making employment decisions based on stereotypes (unfair or untrue beliefs) about abilities and traits associated with political affiliation.

- Giving negative performance feedback.

Microsoft expects employees to treat each other with dignity and respect, including when addressing any ideological differences, and investigates and addresses complaints.

- Per Microsoft's standards of business conduct, employees are expected to treat others with dignity and respect. Microsoft provides training on harassment and discrimination issues, including information on how to report concerns through annually required Standards of Business Conduct Training and other available trainings.

- Employees who have experienced and/or witnessed behaviors that could be harassment or discrimination are encouraged to promptly report the behavior through one or more of several channels, including anonymous channels. We have strong anti-retaliation policies and practices in place to protect employees who report a concern and those who provide information in an investigation.

- Microsoft takes all employee concerns seriously. Microsoft investigates complaints of harassment and discrimination, in a fair, timely, and thorough manner through a dedicated Workplace Investigations Team (WIT). WIT is part of the Compliance & Ethics Team within Corporate, External and Legal Affairs. WIT reviews relevant information and reaches reasonable conclusions based on the evidence. Microsoft will take appropriate disciplinary and/or other appropriate action when it determines the EEO Policy has been violated.

- In addition, Human Resources has a dedicated team, called Global Employee Relations (GER), who review and investigate employee concerns or behaviors that may fall outside Microsoft's EEO Policy but are inconsistent with our aspire-to culture. Like all concerns of harassment or discrimination, these concerns are investigated in a fair, timely, and thorough manner. GER reviews relevant information and reaches reasonable conclusions based on the evidence. Microsoft will take appropriate disciplinary and/or other appropriate action when it determines a violation of its' standards of business conduct has occurred.

Proposal 7: Report on Government Takedown Requests (Shareholder Proposal)

Individual shareholder Martin Matthew Guldner has advised us that he intends to submit the following proposal for consideration at the Annual Meeting.

Report on Government Take-Down Requests

RESOLVED: Shareholders request that Microsoft Inc. ("Company") provide a report, published on the company's website and updated semi-annually – and omitting proprietary information and at reasonable cost – that specifies the Company's policy in responding to requests to remove or take down content, or content-producing entities, from LinkedIn or other platforms by the Executive Office of the President, Members of Congress, or any other agency or entity of the United States Government.

This report shall also include an itemized listing of such take-down requests, including the name and title of the official making the request; the nature and scope of the request; the date of the request; the outcome of the request; and a reason or rationale for the Company's response, or lack thereof.

SUPPORTING STATEMENT: In Bantam Books, Inc. vs. Sullivan (1963), and in other cases, the Supreme Court of the United States has ruled that private entities may not engage in suppression of speech at the behest of government, as it has the same effect as direct government censorship.

On July 15, 2021, White House press secretary Jen Psaki was asked, "Can you talk a little bit more about this request for tech companies to be more aggressive in policing misinformation? Has the administration been in touch with any of these companies and are there any actions that the federal government can take to ensure their cooperation, because we've seen, from the start, there's not a lot of action on some of these platforms."

Psaki replied, "Sure. Well, first, we are in regular touch with these social media platforms, and those engagements typically happen through members of our senior staff, but also members of our COVID-19 team, given, as (Surgeon General) Dr. (Vivek) Murthy conveyed, this is a big issue of misinformation, specifically on the pandemic."

Circumstantial evidence shows that the Company may have been the recipient of overtures, possibly from government, to censor. For example:

Missouri v. Biden was filed by the attorneys general of Missouri and Louisiana on May 5, 2022.

A later motion for preliminary injunction highlights 1,432 facts showing that top officials in the federal government are coercing and colluding with big tech social media companies to censor free speech.[1]

Dr. Robert Malone, M.D., M.S., the inventor of mRNA vaccine technology saw his LinkedIn account (a subsidiary of Microsoft Inc.) restricted and later reinstated for violating LinkedIn's user agreement because he posted "misleading or inaccurate information" about vaccines and COVID-19.[2]

United States Republican 2024 presidential candidate Vivek Ramaswamy said in May 2023 his LinkedIn account (a subsidiary of Microsoft Inc.) was restricted for sharing content that contains misleading or inaccurate information and later reinstated the same day.[3]

Shareholders need to know whether the Company cooperates with government officials engaged in unconstitutional censorship, opening the Company to liability claims by victims. to know whether the Company fails to disclose these potential liabilities as material risks in its public filings.

---

[1] https://ago.mo.gov/home/news/2023/03/06/missouri-attorney-general-andrew-bailey-asks-court-to-block-biden-from-violating-americans-1st-amendment-rights-citing-1-400-facts

[2] https://www.lifesitenews.com/news/linkedin-reinstates-mrna-inventors-account-after-deleting-it-for-spreading-misinformation/

[3] https://www.foxnews.com/media/vivek-ramaswamy-pans-linkedins-claim-account-locked-error-calling-censorship

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

This proposal is unnecessary because Microsoft and LinkedIn both already provide semi-annual reports on Government Content Removal Requests and explain the principles and process used to evaluate and respond to such requests. These reports already cover the types of requests raised as a concern in the proposal. There are very few such requests disclosed for the United States because LinkedIn and Microsoft have not historically or recently received the types of requests the proposal raises as a concern.

Microsoft issues a Content Removal Requests Report that covers government content removal requests related to Microsoft's consumer online services (e.g., Bing, Bing Ads, OneDrive, and MSN.) The report also details Microsoft's approach to responding to government takedown requests. When Microsoft receives a government request to remove content, we carefully review and assess the demand to understand the reason for the request, the authority of the requesting party, the applicable internal policies or terms of use for the affected product or service, and our commitments to our customers and users including with regard to freedom of expression. Based on these reviews, we determine whether and to what extent we should remove the content in question. Finally, while it does not directly relate to Government Takedown Requests, Microsoft also recently begun providing data on content removal on the Xbox Live platform related to a range of issues from sexual content to fraud.

LinkedIn has issued reports on Government Content Removal Requests since 2018, which are updated twice yearly. Over that five-year period, the reports indicate LinkedIn received and acted on a total of two content removal requests in the U.S. The types of requests from federal officials and agencies specified in this proposal fall into the scope of this reporting. Reporting of government take down requests in the U.S. also includes requests from non-federal sources, such as state attorneys general or other state regulatory agencies seeking removal of fraudulent or illegal activities.

LinkedIn's approach to the review, analysis, and actioning of any such requests is materially the same as Microsoft's described above. LinkedIn's Government Requests Report posted at https://about.linkedin.com/transparency notes, "As part of our commitment to a safe, trusted, and professional environment, we provide as much transparency as possible about government requests for member data and content removal we receive. We believe in free expression and try to minimize the impact of laws that negatively affect constructive, relevant speech."

Proposal 8: Report on Risks of Weapons Development (Shareholder Proposal)

Harrington Investments, Inc. has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Microsoft (MSFT) developed an augmented reality headset to provide night vision, thermal sensing, and monitoring of vital signs, initially intended for gaming purposes, then the US Army adapted this product to be used for military training and combat.[1]

In March 2021, our Company was awarded a $479 million Integrated Visual Augmentation System (IVAS) contract with the US Department of the Army. This later became a $22 billion contract for a semi-custom version of IVAS to rapidly develop, test, and manufacture a single platform that soldiers can use to fight, rehearse, and train **that provides increased lethality**, mobility, and situational awareness necessary to achieve overmatch against our current and future adversaries.

In 2019, amidst the contract negotiation with the military, MSFT employees pushed back in a letter to the Company stating they "do not want to become war profiteers" and they "did not sign up to develop weapons" and "demand a say in how our work is used"[2];

"It will be deployed on the battlefield and works by turning warfare into a simulated 'video game,' further distancing soldiers from the grim stakes of war and the reality of bloodshed," Microsoft workers warn. Simply put, the application of HoloLens within the IVAS system is "designed to help people kill."

Further revelations surrounding the problematic nature are noted as "Lawmakers cited concerns over the HoloLens 2-based device's field tests, where the headset struggled with environmental, sight calibration, and other issues. Device assessments also explained how the headset led to soldier "impairments" such as motion sickness, headaches, and other concerns."[3]

Regardless of how our Company positions itself by making public statements, the outcome is a significant contract with the US military and Microsoft is actively working to develop what employees, other stakeholders, including shareholders, and the public view as a weapons system used in war.

Involvement in the development of weapons poses a serious risk to a company's reputation, especially for investors and stakeholders. Is it prudent for our Company to be identified as a weapons developer?

BE IT RESOLVED,

Shareholders request that the board issue an independent, third-party report, at reasonable expense and excluding proprietary information, to assess the reputational and financial risks to the company for being identified as a company involved in the development of weapons used by the military for training and/or combat purposes.

---

1   https://www.forbes.com/sites/jasonevangelho/2019/02/23/microsoft-employees-upset-about-hololens-as-u-s-military-weapon/?sh=160424bb4822
2   https://www.newsweek.com/what-hololens-microsoft-workers-call-bosses-drop-us-military-contract-we-did-1341560
3   https://www.xrtoday.com/mixed-reality/microsoft-to-cut-back-us-army-ivas-staff-amid-layoffs/

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

Microsoft has worked with the U.S. Department of Defense on a long-standing and reliable basis for over four decades. You'll find Microsoft technology throughout the United States military, helping power its front office, field operations, bases, ships, aircraft, and training facilities. As Microsoft bid on some significant new military contracts over the past several years, Microsoft's Senior Leadership Team deliberated and made a principled decision that we're not going to withhold technology from institutions that we have elected in democracies to protect the freedoms we enjoy. As technologies evolve and new capabilities emerge, we remain committed to ensuring that our military is at the forefront of that technology.

We've communicated that position with employees and in external communications like blog posts. As a result, we do not believe the requested third-party analyses would advance the interests of Microsoft, its shareholders, or other stakeholders.

To summarize our approach:

- First, we are committed to providing our technology to the United States military and our expertise and perspective on technology issues ranging from cybersecurity to the ethical use of Artificial Intelligence. We depend on the military to defend our country, and we want it to have access to the best technology the country has to defend it, including from Microsoft.

- Second, we will not only be active but proactive in working to address the ethical issues that new technology creates for the military. In a democratic country like the United States, where the military is accountable to civilian authorities, we believe the best way for us to address this is not to withhold our technology but rather to engage in discussions with the country's institutions, including testimony before Congress, engagement with the Executive Branch, and the military itself. As we've worked to implement our own Responsible AI principles, we've worked to share with customers like the military our learnings and approach including our own internal Responsible AI Standard and a broad set of tools to facilitate the responsible assessment, development, and deployment of AI solutions. As we share information with those in the military and the government about AI technologies, equally we have a lot to learn ourselves by engaging with these institutions about this ethical field.

- Third, we understand that some employees may have different views. We don't ask or expect everyone who works at Microsoft to support every position the Company takes. We also respect the fact that some employees may not wish to work on certain projects. We have an approach that ensures that people who have such concerns can raise them, and we work with them to the extent feasible to address these concerns. We're transparent about our decision-making and will continue to have that dialogue.

In short, Microsoft has been open about its principled approach to pursuing the military contracts cited in this proposal and our broader work with the United States military and worked to help inform discussions about ethical uses of our technologies. We do not believe the third-party assessment this proposal calls for is necessary to continue our thoughtful approach.

Proposal 9: Report on Climate Risks to Retirement Plan Beneficiaries (Shareholder Proposal)

As You Sow and co-filers have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Protect Future Retirement Plan Beneficiaries From Portfolio Climate Risk

WHEREAS: Climate change poses a growing, systemic risk to the economy. If global climate goals are not met, workers face the likelihood of significant negative impacts to their retirement portfolios. Swiss Re estimates a 4% decline in global GDP by 2050 if global temperature increases are kept below two degrees Celsius but up to an 18% decline without effective mitigation.[1]

Microsoft has taken actions to address climate change, including a goal to become carbon negative by 2030.[2] Yet, while it transitions its business away from fossil fuels, our Company's 401(k) retirement plan ("Plan") invests significantly in companies that contribute to climate change, jeopardizing workers' life savings.

Microsoft offers plan participants BlackRock LifePath funds, which collectively hold the largest segment – 26% – of Plan assets.[3] These target retirement funds invest significantly in fossil fuel companies and companies contributing to deforestation.[4] By investing employees' retirement savings in companies with outsized contributions to climate change, Microsoft is generating climate risk in workers' portfolios, including both transition risk as markets shift towards a low carbon economy and long-term systemic portfolio risk.

Federal law requires the Board to monitor its appointed fiduciaries "to ensure that their performance . . . satisfies the needs of the plan."[5] The Plan's fiduciaries must act in the best interest of their beneficiaries by considering all material risk, including climate risk, which the federal government has recently clarified is an appropriate consideration for fiduciaries.[6] By failing to minimize climate risk, Microsoft's current 401(k) options risk compromising its obligation to select retirement plan investment options in the best interests of its plan participants, particularly those with retirement dates more than a decade out.

In the increasingly competitive employee recruitment and retention landscape, failing to minimize material climate risk in its 401(k) plan options may make it more difficult for Microsoft to attract and retain top talent. Employee polling indicates that firms' environmental records are an important consideration in choosing a job.[7] Employee polling also reveals increasing demand for climate-safe retirement plan options.[8]

Given the threat that climate change poses to employees' life savings, our Company can help ensure employee loyalty and satisfaction, and demonstrate that it is actively safeguarding all employees' retirement savings by minimizing climate risk in its Plan offerings.

BE IT RESOLVED: Shareholders request Microsoft publish a report, at reasonable expense and omitting confidential information, disclosing how the Company is protecting Plan beneficiaries with a longer investment time horizon from the increased future portfolio risk created by present-day investments in high-carbon companies.

SUPPORTING STATEMENT: The report should include, at Board discretion, an analysis of:

- The degree to which carbon-intensive investments in the Company's current retirement options contribute to greater beneficiary risk and reduced Plan performance over time; and

- Whether carbon-intensive investments in Plan investment options put younger beneficiaries' savings at greater risk than participants closer to retirement.

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1   https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html
2   https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW14sJN
3   https://investyourvalues.org/retirement-plans/microsoft
4   https://investyourvalues.org/retirement-plans/microsoft
5   https://www.law.cornell.edu/cfr/text/29/2509.75-8
6   https://www.federalregister.gov/documents/2022/12/01/2022-25783/prudence-and-loyalty-in-selecting-plan-investments-and-exercising-shareholder-rights
7   https://www.shrm.org/resourcesandtools/hr-topics/talent-acquisition/pages/climate-change-branding-can-lift-recruitment-and-retention.aspx
8   https://www.cnbc.com/2019/04/09/workers-want-elusive-socially-responsible-investments-in-401k-survey.html

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

This proposal mischaracterizes the operation of Microsoft's 401(k) plan, over-simplifies or disregards the strict fiduciary framework to which the plan is subject under applicable law, and minimizes the efforts made to offer plan participants a broad range of investment options, including those that account for Environmental, Social, and Governance ("ESG") factors, within that framework. We do not believe the proposed resolution for Microsoft to provide the requested report is the appropriate mechanism to ensure the prudent ongoing stewardship of the plan, in accordance with applicable law.

Microsoft's 401(k) plan is overseen by a management-level fiduciary committee, which utilizes several investment advisors, including a third-party fiduciary investment consultant. The committee has worked diligently to offer participants a broad range of investment strategies across different asset classes and investment styles, to allow participants to diversify their investments and pursue their individual retirement objectives based on their own risk tolerance. This includes access to investment options that take into account or specifically focus on green energy and climate solutions, in accordance with the committee's fiduciary duties.

The proposal incorrectly asserts or implies that *Microsoft* is "investing employees' retirement savings" in the BlackRock LifePath target date funds, or certain other available strategies, which allegedly make outsized contributions to climate change. To the contrary, almost all participants in the plan are required to affirmatively elect their own investments amongst a broad range of diverse strategies. Indeed, as the proposal itself acknowledges, the vast majority of plan assets currently *are not* invested in the BlackRock LifePath funds. The Microsoft 401(k) plan offers a carefully curated and closely monitored investment lineup, in accordance with the strict fiduciary requirements imposed by the Employee Retirement Income Security Act of 1974 ("ERISA"), as implemented by Department of Labor regulations and guidance.

In November 2022, the Department of Labor issued amended final rules relating to fiduciaries' consideration of ESG or other factors in selecting plan investment alternatives.[1] In accordance with those rules, the plan's governing investment guidelines provide maximum flexibility under the law with regard to the consideration of ESG and other factors. The plan's fiduciary committee is committed to evaluating plan offerings on an ongoing basis with due consideration of any changes in the law and the investment marketplace as a whole.

Of note, nearly all of the investment managers for funds offered in the Microsoft 401(k) plan's core lineup are signatories to the UN Principles on Responsible Investment, and all plan investments already incorporate ESG factors into their investment process and practices, to varying extents.

Recognizing the diverse interests of employees and participants in having access to a wide range of additional investment options and strategies, including funds focused on green energy and other ESG initiatives, the Microsoft 401(k) plan's self-directed brokerage window offers hundreds of ESG-themed options. The plan also has made a number of enhancements to streamline and simplify the process for enrolling in the self-directed brokerage window and filtering available investment options to identify those that are classified as ESG-themed. For example, Microsoft worked with the plan's recordkeeper to facilitate a one-click search tool to identify the numerous available "Socially Responsible Investment" options, and regular email communications to plan participants specifically call out that tool as a resource.

In summary, the Microsoft 401(k) plan offers participants a broad range of core investment options in accordance with prevailing ERISA fiduciary standards, and all investment managers for those offerings analyze ESG factors in their investment process and practices. The plan also allows participants to choose from a wide range of other investment alternatives, including hundreds of climate-friendly and other ESG-themed options that can be easily identified and filtered, via the self-directed brokerage window. The proposal does not account for the current operations of the Microsoft 401(k) plan or the strict fiduciary framework under ERISA. Moreover, the requested report would require an unnecessary expenditure of company resources, and would not affect the menu of funds actually available for selection in the plan.

---

1   At least two lawsuits have been filed, in separate federal district courts, that seek to invalidate the Department of Labor's amended final rules. *See Utah, et. al. v. Walsh*, No. 2:23-cv-00016-Z (N.D. Tex. filed Jan. 26, 2023); *Braun and Luehrs III v. Walsh*, Case No. 23-cv-234 (D. Wis. filed Feb. 21, 2023). The court in *Utah, et. al. v. Walsh* denied the plaintiff's Motion for Summary Judgment, and granted the Secretary of Labor's Cross-Motion for Summary Judgment, on September 21, 2023.

1 GOVERNANCE AND
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5 INFORMATION
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Proposal 10: Report on Tax Transparency (Shareholder Proposal)

AkademikerPension and co-filers have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Tax Transparency

RESOLVED: Shareholders request that the Board of Directors issue a tax transparency report to shareholders, at reasonable expense and excluding confidential information, prepared in consideration of the indicators and guidelines set forth in the Global Reporting Initiative's (GRI) Tax Standard.

Supporting Statement

Profit shifting by corporations is estimated to cost the US government $70 – 100 billion annually.[1] Globally, the OECD estimates revenue losses of $100 – 240 billion.[2] The PRI, representing investors with $89 trillion assets under management, states that tax avoidance is key driver of global inequality.[3]

In October 2021, 136 countries agreed to a framework for global tax reform.[4] In the US, increases in infrastructure and social spending are linked to tax reforms.[5] The proposed Disclosure of Tax Havens and Offshoring Act will require public country-by-country reporting (CbCR) of financial (including tax) data by SEC-registered companies. In November 2021, the European Union approved a directive to implement a form of public CbCR for multinationals operating in the European Union with group revenue of over $860 million.[6]

In April 2023, Australia introduced legislation which calls for multinational corporations of a certain size, operating in Australia to publicly disclose the information in their Country-by-Country reports (CbCr) broken down by jurisdiction, as well as publicly disclosing other new tax and financial information – also by each jurisdiction – not currently disclosed in confidential CbCr. The disclosures called for in the legislation are largely adopted from GRI Standard 207.[7]

Currently, Microsoft does not disclose revenues or profits in non-US markets, and foreign tax payments are not disaggregated, challenging investors' ability to evaluate the risks to our company of taxation reforms, or whether Microsoft is engaged in responsible tax practices that ensure long term value creation for the company and the communities in which it operates. Microsoft's approach to taxation has been repeatedly challenged by tax authorities globally.[8] In 2020, an Irish subsidiary recorded profits of $315 billion, despite having no employees.[9]

The GRI Standards are the world's most utilized reporting standard.[10] The GRI Tax Standard was developed in response to investor concerns regarding the lack of corporate tax transparency and the impact of tax avoidance on governments' ability to fund services and support sustainable development.[11] It is the first comprehensive, global standard for public tax disclosure and requires public reporting of a company's business activities, including revenues, profits and losses, and tax payments within each jurisdiction.[12]

Oxfam America reports that investors with more than $10 trillion in assets under management have expressed public support for CbCR.[12]

This proposal would bring our company's disclosures in line with leading companies who already report using the Tax Standard.[13] Our company already reports CbCR information to OECD tax authorities privately, so any increased reporting burden is negligible.

1   https://thefactcoalition.org/trillions-at-stake-behind-the-numbers-at-play-in-u-s-international-corporate-tax-reform/.
2   https://www.washingtonpost.com/us-policy/2020/11/19/global-tax-evasion-data/
3   https://www.globalreporting.org/about-gri/news-center/backing-for-gri-s-tax-standard/
4   https://www.oecd.org/tax/international-community-strikes-a-ground-breaking-tax-deal-for-the-digital-age.htm.
5   https://thefactcoalition.org/international-tax-reform-in-build-back-better-act-a-promising-start/
6   https://www.internationaltaxreview.com/article/b1vf7yc65qpzcd/this-week-in-tax-eu-on-track-for-public-cbcr-by-2023
7   https://www2.deloitte.com/content/dam/Deloitte/au/Documents/tax/deloitte-au-tax-insights-7-australia-introducespublic-tax-reporting-australian-foreign
    -headquartered-multinationals-120423.pdf
8   https://www.propublica.org/article/the-irs-decided-to-get-tough-against-microsoft-microsoft-got-tougher;
    https://www.theguardian.com/australia-news/2015/apr/08/google-apple-and-microsoft-defend-tax-set-up-that-shiftsrevenue-offshore
9   https://www.theguardian.com/world/2021/jun/03/microsoft-irish-subsidiary-paid-zero-corporate-tax-on-220bn-profitlast-year
10 https://assets.kpmg/content/dam/kpmg/xx/pdf/2020/11/the-time-has-come.pdf
11 https://www.globalreporting.org/about-gri/news-center/backing-for-gri-s-tax-standard/
12 https://www.globalreporting.org/standards/media/2482/gri-207-tax-2019.pdf
13 For example: https://www.results.philips.com/publications/ar20/downloads/pdf/en/PhilipsCountryActivityAndTaxReport2020.pdf; https://www.vodafone.com/sites/
    default/files/2021-10/vodafone-tax-report-19-20.pdf.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The tax transparency report the proposal requests is unnecessary because we provide abundant disclosure about our tax situation in multiple jurisdictions through existing frameworks. In addition, we support broad-based international tax reform and policies that foster economic growth, investment, and job creation. We comply with the tax laws in every jurisdiction in which we operate. As provided in its charter, the Audit Committee of the Microsoft Board of Directors oversees our tax strategy and compliance, reviewing with management the Company's tax-related policies and processes. This includes regular reports on tax compliance, tax reform initiatives, and other developments in the U.S. and worldwide.

First, as noted, we already provide extensive tax information in a variety of forums. Our Annual Report on Form 10-K filed with the Securities and Exchange Commission provides detailed information regarding our U.S. federal, state, and international income taxes and other tax related information for the years covered by the report. Fifty-One Microsoft subsidiaries currently file statutory reports which are publicly available. Microsoft also publishes tax strategy statements as required in the United Kingdom, Poland, and Singapore which set out our approach to managing the Company's tax affairs.

In addition, Microsoft currently provides annual country-by-country reports on a confidential basis to tax authorities as agreed by countries participating in the Organization for Economic Cooperation & Development ("OECD"). These reports include specific tax information by country and are shared among tax authorities providing them with information to undertake a high-level risk assessment of our tax affairs. Confidentiality of this information and sharing only through information exchange networks established by treaty was key to the multinational OECD agreement, due to its competitively sensitive nature and the need to ensure appropriate use by treaty and information exchange partners.

Although public country-by-country reporting is not currently required, Microsoft expects to comply with European Union public country-by-country reporting requirements as required effective for our fiscal year 2025.

Second, we support tax reform and transparency through ongoing, orderly, multilateral processes. Microsoft has expressed support for the OECD's multilateral international tax reform efforts, with a signed agreement expected in 2023. On July 11, 2023, 138 members of the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") – representing over 90% of global GDP – agreed an Outcome Statement recognizing the significant progress made and allowing countries and jurisdictions to move forward with historic, major reform of the international tax system. These multilateral efforts should be allowed to progress through the negotiation and cooperation of governments, businesses, and other interested stakeholders.

Detailed disclosures required by the Global Reporting Initiative Tax Standard ("GRI Tax Standard") could result in unintended negative impacts, including the release of proprietary competitive information regarding our operations and cost structures. We believe the GRI Tax Standard's narrow focus on corporate income taxation also oversimplifies a complex system of fiscal and public policy determinations each country makes on revenue sources, including consumption taxes, individual taxes, business taxes, etc.

Contrary to the proponent's assertion that its proposal would bring our Company's disclosures in line with leading companies who already report using the GRI Tax Standard, we are not aware of any widespread adoption of the GRI Tax Standard by U.S. businesses, including by any large U.S. technology companies. We believe it would be premature to adopt this voluntary standard in advance of the forthcoming public country-by-country reporting in the European Union and emerging decisions from the OECD noted above.

1 GOVERNANCE AND
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5 INFORMATION
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Proposal 11: Report on Data Operations in Human Rights Hotspots (Shareholder Proposal)

Eko and a co-filer have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Data Operations in Human Rights Hotspots

Resolved: Shareholders request the Board of Directors commission a report assessing the implications of siting Microsoft cloud datacenters in countries of significant human rights concern, and the Company's strategies for mitigating these impacts.

The report, prepared at reasonable cost and omitting confidential and proprietary information, should be published on the Company's website within a year of the 2023 shareholders meeting.

Supporting Statement:

Shareholders are concerned by Microsoft's announced plans[1] to expand datacenter operations to locations identified by the US State Department's Country Reports on Human Rights Practices as presenting significant human rights challenges, in particular the plan[1] to locate a Microsoft datacenter in Saudi Arabia. The State Department report[2] details the highly restrictive Saudi control of all internet activities and pervasive government surveillance, arrest, and prosecution of online activity. Saudi authorities have even recruited spies inside US Twitter operations to extract personal information and spy on private communications of exiled Saudi activists "*with one such operative recently convicted in federal court of spying for Saudi Arabia."*[3]

Microsoft stated that this installation would #be consistent with Microsoft's commitment to protecting fundamental rights" and claims that the company's commitment to the Trusted Cloud Principles are an assurance of human rights protection yet has refused to disclose how these assurances will be enacted or enforced as there is no recognized oversight body for the Principles. The Principles require Microsoft to "Support laws that allow governments to request data through a transparent process that abides by internationally-recognized rule of law and human rights standards." Yet the Saudi government's laws and cloud computing regulations are in no way aligned with international human rights standards. Anti-cybercrime and data protection laws severely undermine the right to privacy, enable unchecked state surveillance, and empower Saudi state agencies to access data allowing for a sweeping crackdown on online expression.

The company has provided no evidence that it has conducted a human rights impact assessment, or engaged impacted stakeholders as required under the *United Nations Guiding Principles on Business and Human Rights (UNGPs).* There has been no disclosure of an assessment or mitigation plans. The company's decisions to locate cloud datacenters in human rights hot spots occur behind closed doors, without transparency.

A report sufficient to fulfill the proposal's essential objectives would examine the scope, implementation, and robustness of the company's human rights due diligence processes on siting of cloud computing operations. It would assess, with an eye toward the *rights enshrined in the Universal Declaration of Human Rights, the standards established in the UNGPs and in the Global Network Initiative Principles,* the priorities and potential impacts on people, any mitigating actions, any tracking of outcomes, and whether the company identifies and engages rights-holders to ensure its human rights efforts are well informed.

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1 https://news.microsoft.com/en-xm/features/microsoft-announces-intent-to-expand-cloud-regions-through-saudi-arabia-datacenter/
2 https://www.state.gov/reports/2022-country-reports-on-human-rights-practices/saudi-arabia/
3 https://www.nbcnews.com/tech/security/former-twitter-employee-sentenced-three-years-prison-spying-saudi-arab-rcna61384

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is not necessary because of Microsoft's articulated human rights commitments, due diligence processes, and ongoing public reporting on human rights which we have publicly reported at Human Rights: Technology & Human Rights | Microsoft CSR and an existing public statement explaining our approach to Operating datacenters in countries or regions with human rights challenges (microsoft.com).

For context, the world is embracing digital technologies and expressing the need for Microsoft and other companies to expand availability of cloud computing platforms and technologies across the globe. Customer demand, especially on the part of multinational enterprises, engineering constraints, and regulatory requirements are all driving the establishment and operation of datacenters in more countries around the world.

Microsoft seeks to operate responsibly and in accordance with our global commitment to respect human rights and the rule of law. When considering expansion of our datacenter footprint to new countries we conduct due diligence to assess the impact of our technologies on human rights, looking to international principles and norms such as the UN Guiding Principles on Business and Human Rights to guide our diligence. We use what we learn from these studies to challenge our thinking, develop and refine our policies and practices, mitigate risks, and improve our technologies and how we provide them to fulfill our commitment to human rights.

Datacenter risk mitigation measures typically take any or all of three forms: exclusion of specific types of services (e.g., consumer services), technologies (e.g., facial recognition technology), and/or specific types of customers (e.g., law enforcement agencies).

Microsoft followed this process in evaluating the establishment of a new cloud datacenter region in Saudi Arabia and determining it could be operated in a way consistent with Microsoft's commitment to protecting fundamental rights and focus on responsible cloud practices.

Customer and technical demand for more cloud computing infrastructure will continue to grow, and Microsoft is not the only provider of such services. That is why we worked with other major cloud service providers to develop, agree to, and publish the Trusted Cloud Principles (Announcing Trusted Cloud Principles). With these principles Microsoft and other leading cloud computing services companies publicly commit to:

- Maintain consistent human rights standards as we compete for cloud service business across the globe.

- Work with governments to ensure the free flow of data, to promote public safety, and to protect privacy and data security in the cloud.

- Work with the tech sector, public interest groups, and policymakers around the world, particularly in the countries where we operate or plan to operate datacenters and cloud infrastructure, to ensure that laws and policies are substantially in line with the Trusted Cloud Principles.

We recognize that decisions on where and how we operate and provide our technologies can have significant impact on human rights. As we pursue our mission to empower every person and every organization on the planet to achieve more, we will continue to conduct due diligence to assess the impact of our technologies on human rights, engage and learn from stakeholders, and model responsible business practices and respect for human rights.

Proposal 12: Mandate for Third-Party Political Reporting (Shareholder Proposal)

Tulipshare Capital LLC has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

RESOLVED: Microsoft shareholders request that the Company adopt a policy requiring that, prior to making a donation or expenditure that supports the political activities of any trade association, social welfare organization, or entity established and operated primarily to engage in political activities, Microsoft will require that the organization reports, at least annually, the organization's expenditures for political activities, including the amount spent and the recipient, and that each such report be posted on Microsoft's website.

For purposes of this proposal, "political activities" are (i) influencing or attempting to influence the selection, nomination, election, or appointment of any individual to a public office; or (ii) supporting a party, committee, association, fund, or other organization organized and operated primarily for the purpose of directly or indirectly accepting contributions or making expenditures to engage in the activities described in (i).

WHEREAS: Investors support transparency and accountability in corporate electoral spending, including indirect political spending. Misaligned or non-transparent funding creates reputational and legal risk that can harm the Company and its investors. Unless a company knows which candidates and political causes its funds support, it cannot assure investors that its spending aligns with values, business objectives, and policy positions. Without the information requested by this resolution, none of the board, management, or investors can assess the risks associated with political spending.

The risks are especially serious when giving to trade associations, Super PACs, 527 committees, and "social welfare" organizations – groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not wish to support. Contributions to third-party groups can lead to scandals, and widespread media coverage amplifies the risk such spending can pose. Reports show that ¼ Americans are boycotting a company they spent money on because of the company's political expenditures.[1] The Conference Board's 2021 "Under a Microscope" report details these risks, discusses how to effectively manage them, and recommends the process suggested in this proposal.[2]

Microsoft's 2022 public policy agenda asserts the Company's support for fundamental rights of people.[3] Following the repeal of *Roe v. Wade*, Microsoft stated that it will continue supporting employees in accessing critical healthcare like abortion.[4] However, according to data from the Center for Political Accountability, since 2010 Microsoft has donated 3 million dollars to Republican groups[5] (such groups have successfully campaigned to ban nearly all abortions in fifteen states),[6] and at least 5 million dollars overall in corporate funds to third-party groups.

It is unclear whether Microsoft's Board received sufficient information from these groups to assess the potential risks for the Company and stockholders, and whether the groups' expenditures aligned with Microsoft's core values, business objectives, and policy positions.

Therefore, it is important for Microsoft to enhance its reporting and political spending practices to eradicate risks.

We urge Microsoft to mandate reports from third-party groups receiving Microsoft political money.

1   https://www.lendingtree.com/credit-cards/study/boycott-product-company/
2   https://www.conference-board.org/publications/Under-a-Microscope-ES
3   https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RE5b2Lt#page=14
4   https://www.linkedin.com/posts/microsoft_microsoft-will-continue-to-do-everything-activity -6946280944945287168-M_JP?utm_source=linkedin_share&utm_medium=member_desktop_web; https://www.washingtonpost.com/video-games /2022/05/11/roe-v-wade-abortion-bungie-microsoft-activisionblizzard/
5   https://arstechnica.com/tech-policy/2022/08/microsoft-playing-dumb-on-anti-abortion-donations-activists-say/
6   https://reproductiverights.org/maps/abortion-laws-by-state/

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is unnecessary because of Microsoft's long track record of meeting best practices for disclosure on public policy engagement broadly and specifically around transparency and alignment related to trade associations and political groups.

Microsoft has been recognized for its leadership on transparency around its engagement in the policy process including Political Action Committee contributions and lobbying expenditures through rankings such as the Center for Political Accountability-Zicklin Index. We strive to ensure that our participation in the political process is open, transparent, and based on reasons that are clear and justifiable to our shareholders and the public.

Microsoft has adopted Principles for Engagement in the Public Policy Process in the United States. These principles address issues specific to the U.S. political and fundraising system and include commitments to go well beyond legally required disclosures. These principles and Microsoft's extensive set of political disclosures are available at Public policy engagement | Microsoft CSR (microsoft.com/en-us/corporate-responsibility/public-policy-engagement).

Microsoft is a member of various industry and trade groups that represent both the tech industry and the business community at large to bring about consensus on broad policy issues that can impact Microsoft's business objectives. Microsoft is among a relatively small number of companies that provide transparency on memberships in trade associations managed by our U.S. Government Affairs team. In June 2023 we further enhanced our political disclosures with our first-ever Lobbying Alignment Report, which provides further visibility into our policy engagement and partnerships. In particular, that report details Microsoft's policy position and the positions of several of the largest trade associations we work with and describes the degree of alignment or misalignment between them.

Our support of these organizations is evaluated annually by the Company's U.S. government relations leaders based on these organizations' expertise in policy and advocacy and support of key issues of importance to Microsoft. Microsoft's participation as a member of these various industry and trade groups comes with the understanding that we may not always agree with each position taken by the larger organization and/or other members. Some misalignment is an unavoidable consequence of any collective endeavor. Nevertheless, we monitor where and to what extent our trade associations are misaligned with the Company on such issues. Where possible, we will advocate for the trade association to come into alignment, but if an organization's misalignment is egregious, and the membership benefits to Microsoft and its stakeholders are outweighed by the misalignments, we will reduce or end our involvement with the organization.

From a governance and alignment perspective, the Environmental, Social, and Public Policy Committee of Microsoft's Board of Directors is responsible for overseeing many of our environmental and social commitments and is also responsible for overseeing our public policy agenda, position on significant public policy matters, and the Company's government relations activities and political activities and expenditures.

Given our robust political disclosures and the focus on trade associations within our lobbying alignment report, we do not believe it to be practical or necessary for Microsoft to seek to impose reporting requirements on trade associations or political groups that we may work with.

Proposal 13: Report on AI Misinformation and Disinformation (Shareholder Proposal)

Arjuna Capital and a co-filer have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Report on Misinformation and Disinformation

Whereas, There is widespread concern that generative Artificial Intelligence (AI) – as exemplified by Microsoft's ChatGPT – may dramatically increase misinformation and disinformation globally, posing serious threats to democracy and democratic principles.

"I'm particularly worried that these models could be used for large-scale disinformation," said Sam Altman, CEO of

OpenAI, the company that developed ChatGPT along with Microsoft.[1]

Microsoft has reportedly invested over 13 billion dollars in OpenAI, and has integrated ChatGPT in its Bing search engine and other products. ChatGPT is reportedly the fastest-growing consumer application in history.[2]

The *Washington Post* said ChatGPT users "have posted numerous examples of the tools fumbling basic factual questions or even fabricating falsehoods, complete with realistic details and fake citations."[3] The *Guardian* reported that "ChatGPT is making up fake Guardian articles."[4] Microsoft itself states: "Bing will sometimes misrepresent the information it finds,

and you may see responses that sound convincing but are incomplete, inaccurate, or inappropriate."[5] Tests by NewsGuard found ChatGPT technology could be the most powerful tool in widely spreading misinformation.[6]

Generative AI's disinformation may pose serious risks to democracy by manipulating public opinion, undermining institutional trust, and swaying elections. In January, Eurasia Group ranked generative AI as the third highest political risk confronting the world, warning new technologies "will be a gift to autocrats bent on undermining democracy abroad and stifling dissent at home."[7] 2024 will be a critical year for elections, with a United States presidential election and significant Senate and House races.[8] Presidential elections will also be held in Russia and Ukraine.[9]

Shareholders are concerned that ChatGPT presents Microsoft with significant legal, financial and reputational risk. Many legal experts believe technology companies' liability shield provided under Section 230 of the Communications Decency Act may not apply to content generated by ChatGPT. Senator Wyden, who wrote the law, says Section 230 "has nothing to do with protecting companies from the consequences of their own actions and products."[10] Experts are also debating how the principles of defamation law apply to AI-generated falsehoods, which open the company up to substantial litigation risk.[11] ChatGPT is already running afoul of regulators, with current investigations by European and Canadian data protection authorities.[12]

In March, Microsoft eliminated its entire AI ethics and society team. Employees expressed concern that this leaves Microsoft without a dedicated team to ensure its AI principles are closely tied to product design.[13]

Resolved, Shareholders request the Board issue a report, at reasonable cost, omitting proprietary or legally privileged information, to be published within one year of the Annual Meeting and updated annually thereafter, assessing the risks to the Company's operations and finances as well as risks to public welfare presented by the company's role in facilitating misinformation and disinformation disseminated or generated via artificial intelligence, and what steps, if any, the company plans to remediate those harms, and the effectiveness of such efforts.

1 https://www.cnbc.com/2023/03/20/openai-ceo-sam-altman-says-hes-a-little-bit-scared-of-ai.html
2 https://www.cnbc.com/2023/04/08/microsofts-complex-bet-on-openai-brings-potential-and-uncertainty.html
3 https://www.washingtonpost.com/technology/2023/04/05/chatgpt-lies/
4 https://www.theguardian.com/commentisfree/2023/apr/06/ai-chatgpt-guardian-technology-risks-fake-article
5 https://www.bing.com/new#faq
6 https://www.nytimes.com/2023/02/08/technology/ai-chatbots-disinformation.html
7 https://www.eurasiagroup.net/issues/top-risks-2023
8 https://ballotpedia.org/United_States_Congress_elections,_2024
9 https://www.ft.com/content/c6972372-a02a-4b42-abba-3d98296e08f3
10 https://www.washingtonpost.com/politics/2023/03/17/ai-chatbots-wont-enjoy-techs-legal-shield-section-230-authors-say/
11 https://www.wsj.com/articles/chatgpt-libeled-me-can-i-sue-defamation-law-artificial-intelligence-cartoonist-court-lawyers-technology-14086034
12 https://www.technologyreview.com/2023/04/25/1072177/a-cambridge-analytica-style-scandal-for-ai-is-coming/ ?truid=&utm_source=the_download&utm_medium=email&utm_campaign=the_download.unpaid.engagement&utm_term=&utm_content=05-03-2023&mc_cid=1fb19f5898&mc_eid=5c3e4c2150
13 https://www.theverge.com/2023/3/13/23638823/microsoft-ethics-society-team-responsible-ai-layoffs

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

We believe Microsoft's multi-faceted program to address the risks of misinformation and disinformation is longstanding and effective. We are already engaged in multiple different types of public reporting on our efforts, including those required under the European Union's Code of Practice on Disinformation and the Australian Code of Practice on Disinformation and Misinformation. In a further demonstration of our commitment to transparency, Microsoft committed to the United States Government in July 2023 that it would prepare a new annual transparency report on its AI governance practices which will cover our approach to mitigating the risk of AI-generated misinformation and disinformation. As a result, the additional report requested by the proponent is unnecessary to inform shareholders of our approach to managing the risks of misinformation and disinformation, including those related to AI.

Our multi-faceted program to address the risks of misinformation and disinformation.

Microsoft has played a leading role in identifying and seeking to neutralize state-sponsored information influence campaigns targeting political parties in the United States, Ukraine, and democracies around the world. Our Democracy Forward Initiative works to protect campaigns from hacking, increase political advertising transparency, defend against disinformation, ensure a healthy information ecosystem, and uphold fair and secure electoral processes in democratic countries. See more at https://www.microsoft.com/en-us/corporate-responsibility/protect-fundamental-rights.

In July 2022, Microsoft completed the acquisition of Miburo Solutions, a cyber threat analysis and research company specializing in the detection of and response to foreign information influence. This has enabled Microsoft to expand its threat detection and analysis capabilities to shed light on the ways in which foreign actors use information operations in conjunction with cyber-attacks to achieve their objectives.

At the product level, we recognize the power of generative AI and have taken numerous steps to address information integrity risks as part of our foundational commitment to Responsible AI (see further details at https://www.microsoft.com/en-us/ai/responsible-ai). On that website, there are product-specific public reports identifying disinformation and misinformation as potential risks and our efforts to address them, such as a detailed May 2023 white paper entitled "The New Bing: Our Approach to Responsible AI." Microsoft has also committed that our generative AI image creation services, Bing Image Creator and Microsoft Designer, will use content provenance technologies to cryptographically attach content credentials to an image or video that record basic facts identifying the AI system used to create the image or video content, and whether it has been altered since creation. We believe such steps are core to maintaining a healthy information ecosystem and mitigating the risks of misinformation and disinformation.

Our existing and upcoming reports on our approach to mitigating the risk of misinformation and disinformation.

To demonstrate our commitment to transparency, we make available several public reports on our efforts to address misinformation and disinformation, such as the Microsoft Digital Defense Report available at https://aka.ms/mddr. We also publicly report the steps we have taken to meet our obligations as a signatory to the European Code of Practice on Disinformation. Our most recent report, filed in September 2023, specifically covered disinformation risks related to generative AI and is publicly available at https://disinfocode.eu/reports-archive/. (We filed similar reports under the Australian Code of Practice for Disinformation and Misinformation, the most recent version of which is available https://news.microsoft.com/wp-content/uploads/prod/sites/66/2022/05/Microsoft-LinkedIn-Australian-Disinformation-Misinformation-Code-2023-report-FINAL-.pdf.) In July 2023, Microsoft committed to the United States Government that it would publish an annual transparency report on our AI governance practices that will include key information about our approach to mitigating the risks of misinformation and disinformation in Microsoft's products and services, through our partnership with OpenAI, and through tools for the broader information ecosystem. Our first annual transparency report is scheduled for release before June 2024.

Our investments in responsible AI staff.

Finally, the references to the restructuring of Microsoft's Ethics and Society team in this proposal may leave the impression that Microsoft has de-invested broadly in responsible AI, which is not the case. We have invested significantly in responsible AI over the years, with new engineering systems, research-led incubations, and, of course, people. As we've publicly shared in a May 2023 blog on our responsible AI progress (https://blogs.microsoft.com/on-the-issues/2023/05/01/responsible-ai-standards-principles-governance-progress/) we now have nearly 350 people working on responsible AI, with just over a third of those (129 to be precise) dedicated to it full time; the remainder have responsible AI responsibilities as a core part of their jobs. Our community members have positions in policy, engineering, research, sales, and other core functions, touching all aspects of our business. This number has grown since we started our responsible AI efforts in 2017 and in line with our growing focus on AI.

Last year, we made two key changes to our responsible AI ecosystem: first, we made critical new investments in the team responsible for our Azure OpenAI Service, which includes cutting-edge technology like GPT-4; and second, we infused some of our user research and design teams with specialist expertise by moving former Ethics & Society team members into those teams. Following those changes, we made the hard decision to wind down the remainder of the Ethics & Society team, which affected seven people. No decision affecting our colleagues is easy, but it was one guided by our experience of the most effective organizational structures to ensure our responsible AI practices are adopted across the company.

5. Information About the Meeting

Date, Time, and Place of Meeting

Date: December 7, 2023
Time: 8:30 a.m. Pacific Time
Virtual Meeting Location: virtualshareholdermeeting.com/MSFT23

This Proxy Statement was first mailed to shareholders on or about October 24, 2023. It is furnished in connection with the solicitation of proxies by the Board of Directors of Microsoft Corporation to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice of Annual Meeting.

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy during the meeting. A shareholder may revoke a proxy by timely executing and delivering, by Internet, telephone, or mail, another proxy dated as of a later date, or by delivering a signed statement to our Corporate Secretary at or prior to the Annual Meeting.

Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On October 24, 2023, we mailed a Notice of Internet Availability of Proxy Materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Participating in the Annual Meeting

This year's Annual Meeting will be held in a virtual format through a live webcast.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on September 29, 2023, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting at virtualshareholdermeeting.com/MSFT23, you must enter the 16-digit Control Number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your Control Number.

The question and answer session will include questions submitted in advance of, and questions submitted live during, the Annual Meeting. You may submit a question in advance of the meeting at proxyvote.com after logging in with your Control Number. Questions may be submitted during the Annual Meeting through virtualshareholdermeeting.com/MSFT23.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting on December 7, 2023. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international). We will have technicians available to assist you.

We will also make the Annual Meeting viewable to anyone interested in a Microsoft Teams broadcast at microsoft.com/investor. If you view the meeting via the Microsoft Teams broadcast, you will be able to watch the Annual Meeting but will not be able to vote your shares or ask questions through Microsoft Teams.

Soliciting Proxies

The Board of Directors is soliciting the proxy accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and employees of Microsoft, none of whom will receive any additional compensation for their services. D.F. King & Co., Inc. may solicit proxies at a cost we anticipate will not exceed $20,000. These solicitations may be made personally or by mail, telephone, messenger, email, or other electronic transmission. Microsoft will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. Microsoft will pay all proxy solicitation costs.

Householding

We deliver a single Proxy Statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, to certain shareholders sharing the same address unless we have received contrary instructions. If you are a registered shareholder and would like to either participate in householding or receive separate copies of this year's and/or future proxy materials, please contact our transfer agent, Computershare, by mail at P.O. Box 43006, Providence, RI, 02940-3078; by phone at 800-285-7772, option 1; or by email at web.queries@computershare.com. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Election of Directors

Twelve directors are to be elected during the Annual Meeting to hold office until the next annual meeting and until their respective successors are elected and qualified. If, for any reason, no directors are elected at an annual meeting, a slate of directors may be elected at a special meeting of shareholders called for that purpose in the manner provided by our Bylaws. The accompanying proxy will be voted in favor of the nominees presented in Part 1 – Governance and our Board of Directors to serve as directors unless the shareholder indicates to the contrary on the proxy. All of this year's nominees are current directors, except Ms. MacGregor and Mr. Mason. The Board expects that each of the nominees will be available for election, but if any of them is unable to serve at the time the election occurs, the proxy will be voted for the election of another nominee designated by our Board. A nominee who does not receive a majority of the votes cast will not be elected. Except as explained in the next paragraph, an incumbent director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover director until the earliest of: (a) 90 days after the date on which the election inspector determines the voting results as to that director, (b) the date on which the Board of Directors appoints an individual to fill the office held by that director, or (c) the date of that director's resignation.

The Board of Directors may fill any vacancy resulting from the non-election of a director, or fill the office held by a holdover director, as provided in our Bylaws. The Governance and Nominating Committee will consider promptly whether to fill the office of a nominee who fails to receive a majority vote and make a recommendation to our Board about filling the office.

The Board of Directors will act on the Governance and Nominating Committee's recommendation and within 90 days after certification of the shareholder vote will disclose publicly its decision.

Additional details about this process are specified in our Bylaws, which are available on our website at aka.ms/policiesandguidelines.

Voting

Shareholders Entitled to Vote; Quorum

Shareholders of record at the close of business on September 29, 2023, will be entitled to vote during the Annual Meeting on the basis of one vote for each share held. Shareholders as of the record date are encouraged to vote prior to the meeting (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form. On September 29, 2023, there were 7,429,030,596 shares of common stock outstanding, held of record by 83,323 shareholders.

A majority of the outstanding shares of Microsoft common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. The shares of a shareholder whose ballot on any or all proposals is marked as "abstain" or, in the case of an uncontested election of directors, "withheld," will be included in the number of shares present during the Annual Meeting to determine whether a quorum is present.

Vote Required; Effect of Abstentions and Broker Non-Votes

For each nominee and proposal submitted to the shareholders for a vote, approval requires a vote of the majority of the votes cast. A majority of votes cast means the number of shares cast "for" a nominee or proposal exceeds the number of shares cast "against" that nominee or proposal. Abstentions will not be counted as votes cast. Uninstructed shares will not be counted as votes cast except with respect to the Ratification of the Selection of our Independent Auditor, for which brokers and custodians have discretion to vote. A ballot for a nominee that is marked "withheld" will also not be counted as a vote cast.

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers.

	Votes Required for Approval	Abstentions	Uninstructed Shares
Management Proposals			
Election of 12 Directors	Majority of votes cast	No effect	No effect
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	Majority of votes cast	No effect	No effect
Advisory Vote on the Frequency of Advisory Vote on Executive Compensation	Plurality of votes cast	No effect	No effect
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2024	Majority of votes cast	No effect	Discretionary vote
Shareholder Proposals			
Report on Gender-Based Compensation and Benefit Gaps	Majority of votes cast	No effect	No effect
Report on Risk from Omitting Ideology in EEO Policy	Majority of votes cast	No effect	No effect
Report on Government Takedown Requests	Majority of votes cast	No effect	No effect
Report on Risks of Weapons Development	Majority of votes cast	No effect	No effect
Report on Climate Risks to Retirement Plan Beneficiaries	Majority of votes cast	No effect	No effect
Report on Tax Transparency	Majority of votes cast	No effect	No effect
Report on Data Operations in Human Rights Hotspots	Majority of votes cast	No effect	No effect
Mandate for Third-Party Political Reporting	Majority of votes cast	No effect	No effect
Report on AI Misinformation and Disinformation	Majority of votes cast	No effect	No effect

Vote Confidentiality

We maintain the confidentiality of the votes of individual shareholders. Ballots, proxy forms, and voting instructions returned to brokerage firms, banks, and other holders of record are kept confidential. Only the proxy solicitor, proxy tabulator, and inspector of election have access to the ballots, proxy forms, and voting instructions. The proxy solicitor and the proxy tabulator will disclose information taken from the ballots, proxy forms, and voting instructions only if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims, or as otherwise required by law. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments.

Tabulation of Votes

Our independent election inspector, Broadridge Financial Services, will tabulate votes cast by proxy or electronically during the meeting. We expect to publish the final vote tabulation on our website at microsoft.com/investor/corporate-governance/votingresults and report the results in a Form 8-K filed with the SEC within four business days after the Annual Meeting.

Where to Find More Proxy Voting Information

- The SEC website has a variety of information about the proxy voting process at sec.gov/spotlight/proxymatters.shtml
- Contact the Microsoft Investor Relations department through our website at microsoft.com/investor or by phone at 425-706-4400
- You may view our Annual Report and vote your shares at proxyvote.com
- Contact the broker or bank through which you beneficially own your shares

Where to Find our Corporate Governance Documents

Copies of our Board committee charters and other governance documents listed in Part 1 – Governance and our Board of Directors can be found at aka.ms/policiesandguidelines. We will provide any of the foregoing information to a shareholder without charge upon written request to MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA 98052-6399.

Proposals by Shareholders for 2024 Annual Meeting

Any shareholder who wishes to submit a proposal, director nomination, or to present matters at next year's shareholders meeting should comply with applicable Bylaws and SEC requirements, which are identified in the table below.

Submission	Rules and Requirements	Deadline
Shareholder Proposals For Inclusion in Next Year's Annual Meeting Proxy Materials	SEC Rule 14a-8	No later than close of business (5:30 p.m. Pacific Time) on June 26, 2024
Proxy Access Director Nominees	Section 1.14 of Bylaws	Between May 27, 2024, and close of business on June 26, 2024, assuming we do not change the date of our 2024 meeting date to be more than 30 days before or 60 days after the first anniversary of the date this definitive Proxy Statement is first released to shareholders
Notice Provision for Other Items of Business or non-Proxy Access Director Nominees	Section 1.13 of Bylaws	Between August 9, 2024, and close of business on September 8, 2024, assuming we do not change the date of our 2024 meeting to be more than 30 days before or 60 days after the first anniversary date of our 2023 Annual Meeting

Where to Submit

Electronically   askboard@microsoft.com

By Mail   MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399

Shareholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b). We encourage shareholders who wish to submit a proposal or nomination to seek independent counsel. Microsoft will not consider any proposal or nomination that is not timely or otherwise does not meet the Bylaw and SEC requirements. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Other Business

The Board of Directors does not intend to bring any other business before the Annual Meeting, and so far as is known to our Board, no matters are to be brought before the meeting other than as specified in the notice of meeting. In addition to the scheduled items of business, the meeting may consider such other business as may properly come before the meeting or any adjournment or postponement thereof, including procedural matters and matters relating to the conduct of the meeting. If other business is properly brought before the meeting, the persons voting proxies will vote in accordance with their best judgment.

Representatives of Deloitte & Touche will attend the Annual Meeting, have an opportunity to make a statement if they desire to do so, and be available to respond to appropriate questions.

DATED: Redmond, Washington, October 19, 2023.

Microsoft Employee Giving

Microsoft employees are passionate about giving time, money, and skills to address the issues facing our world. It's part of our culture and how we live our mission – that's why our employees have given **$242.5** million with corporate match in fiscal year 2023 and a total of **$715.8** million with corporate match over the past three fiscal years.



**3-YEAR TOTAL
$715.8
MILLION**

**FY23
$242.5
MILLION**

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